SUZANO
PETROQUÍMICA

December 22, 2005
Our ref.:037/05

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Suzano Petroquímica S.A. (the "Issuer")
File n°. 82-34667

To Whom it May Concern:

On behalf of the Issuer, we kindly submit information to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance to those obligations, please find enclosed for submission two copies of following documents:

- Notice to the Market of December 14, 2005 – Suzano Petroquímica and IFC sign a $ 200 million financing contract;
- Notice to the Market of December 13, 2005 - Riopol's second polyethylene production line is already operating;
- Updated Coporate Events Calendar;
- Notice to the Market of December 01, 2005 - Suzano Petroquímica concludes its Corporate Restructuring;
- Notice to the Market of November 30, 2005 - Riopol starts operation and concludes first sale of polyethylene;
- Notice to the Market of November 07, 2005 - Suzano Petroquímica filed a Shelf Registration Program a Brazilian Securities Commission (CVM);
- Press Release of November 03, 2005 - Suzano Petroquímica announces 3rd Quarter 2005 Earnings Results;
- Press Release of October 26, 2005 - Suzano Petroquímica provides guidance regarding its 3Q05 operational performance;
- Press Release of September 26, 2005 - Suzano Petroquímica upgrades its Investor Relations activities;

SUZANO
PETROQUÍMICA

- Relevant Fact of September 01, 2005 – Suzano Petroquímica concluded the acquisition of Polibrasil for the amount of US$ 276.8 million;
- Press Release of August 10, 2005 – Suzano Petroquímica announces 1st Half 2005 Earnings Results;
- Minutes of the Managemet Board Meeting of July 22, 2005, at 10:00 a.m.;
- Relevante Notice of July 26, 2005 – Suzano Petroquímica announces that it signed with Basell the definitive agreement for the sale of the entire shareholding interest of Basell at Polibrasil;
- Minutes of the Board of Directors Meeting of June 20, 2005, at 11:00 a.m.;
- Minutes of the Management Board Meeing of June 20, 2005, at 10:30.

Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Truly yours,

João Pinheiro Nogueira Batista
Investor Relations Director


SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA AND IFC SIGN A US$ 200 MILLION FINANCING CONTRACT

São Paulo, Brazil, December 14, 2005 – Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Riopol, Petroflex. and Politeno, is signing today a long-term financing contract of US$ 200 million with IFC (International Finance Corporation), World Bank's private sector ventures branch.

The settlement of the US$ 200 million financing contract with IFC marks the last stage of the financial plan developed by the Company in September 2005 aiming at (1) the acquisition of Polibrasil's fully control, (2) the corporate restructuring that allowed the incorporation of Polibrasil by Suzano Petroquímica on November 30, 2005, turning the Company into an operational company and (3) the partial financing to expand the polypropylene production capacity of our units located in Mauá (SP) and Duque de Caxias (RJ) by 250 thousand tons per year, which will enable the Company to achieve a production capacity of 875 thousand tons per year until 2008.

The financing is divided into three tranches, as follows: (i) tranche A, totaling US$ 50 million, with a 12 years total debt maturity, and a three years grace period; (ii) tranche B, in the amount of US$ 140 million, with an 8 years debt maturity and two and a half years grace period; and (iii) tranche C, totaling US$ 10 million, with a 12 years bullet debt maturity.

Tranches A and C are directly financed by IFC and tranche B is composed by a syndicated loan agreement of first class international banks formed by Santander Central Hispano S.A., ABN AMRO Bank N.V., Sociétè Generale S.A. and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO) which joined in with US$ 26,25 million each; besides Banco Bilbao Vizcaya Argentaria S.A. and Natexis Banques Populaires, that contributed with US$ 17,5 million each. Syndication of the B Loan was oversubscribed, allowing a lower allocation for each bank.

The IFC financing settlement, combined with the previously announced financial restructuring plan, allow the Company to improve its capital structure with a longer average maturity debt profile, from 2.5 to 6.5 years, together with a less expensive cost of debt, currently estimated in 6.6% p.a. above Dollar exchange rate fluctuation. The proceeds from this operation will be used by the Company to amortize promissory notes issued in August this year, as a bridge-loan for Polibrasil's acquisition, that were still open and had a R$ 434.4 million balance in November.

According to Saran Kebet-Koulibali, IFC's Officer in Latin America and responsible for Brazilian matters, "Suzano Petroquímica is an example of modern and innovative management, adopting the best corporate governance practices and strengthening its position in the capital markets through transparency and social and environmental responsibility. The international recognition of the Company's corporate governance came with the inclusion of its case study in



the book *Corporate Governance Case Studies*, sponsored by the Organization for Economic Co-operation and Development - OECD and IFC"..

IFC has played an important role in the development of the Brazilian petrochemical sector. The opportinity of supporting a company like Suzano Petroquímica, which is carrying out an important process of corporate restructuring and consolidation of its position in a strategic sector, practicing high standards of corporate governance, was seen as extremely in line with IFC's strategy."

As stated by João Nogueira Batista, Suzano Holding's Vice President and Suzano Petroquímica's CFO and IRO, "this financing reinforces our strategy of seeking sustainable leadership in the sector, once our commitment with the capital markets is improving steadily the perception of our risk, allowing us to, simultaneously, finance Suzano Petroquímicas' growth and reduce our cost of capital."

São Paulo, December 14, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(0xx11) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(0xx11) 3345 5887
cguedes@suzano.com.br

File n° 82-34667


SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA AND IFC SIGN A US$ 200 MILLION FINANCING CONTRACT

São Paulo, Brazil, December 14, 2005 – Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Riopol, Petroflex. and Politeno, is signing today a long-term financing contract of US$ 200 million with IFC (International Finance Corporation), World Bank's private sector ventures branch.

The settlement of the US$ 200 million financing contract with IFC marks the last stage of the financial plan developed by the Company in September 2005 aiming at (1) the acquisition of Polibrasil's fully control, (2) the corporate restructuring that allowed the incorporation of Polibrasil by Suzano Petroquímica on November 30, 2005, turning the Company into an operational company and (3) the partial financing to expand the polypropylene production capacity of our units located in Mauá (SP) and Duque de Caxias (RJ) by 250 thousand tons per year, which will enable the Company to achieve a production capacity of 875 thousand tons per year until 2008.

The financing is divided into three tranches, as follows: (i) tranche A, totaling US$ 50 million, with a 12 years total debt maturity, and a three years grace period; (ii) tranche B, in the amount of US$ 140 million, with an 8 years debt maturity and two and a half years grace period; and (iii) tranche C, totaling US$ 10 million, with a 12 years bullet debt maturity.

Tranches A and C are directly financed by IFC and tranche B is composed by a syndicated loan agreement of first class international banks formed by Santander Central Hispano S.A., ABN AMRO Bank N.V., Sociétè Generale S.A. and Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO) which joined in with US$ 26,25 million each; besides Banco Bilbao Vizcaya Argentaria S.A. and Natexis Banques Populaires, that contributed with US$ 17,5 million each. Syndication of the B Loan was oversubscribed, allowing a lower allocation for each bank.

The IFC financing settlement, combined with the previously announced financial restructuring plan, allow the Company to improve its capital structure with a longer average maturity debt profile, from 2.5 to 6.5 years, together with a less expensive cost of debt, currently estimated in 6.6% p.a. above Dollar exchange rate fluctuation. The proceeds from this operation will be used by the Company to amortize promissory notes issued in August this year, as a bridge-loan for Polibrasil's acquisition, that were still open and had a R$ 434.4 million balance in November.

According to Saran Kebet-Koulibali, IFC's Officer in Latin America and responsible for Brazilian matters, "Suzano Petroquímica is an example of modern and innovative management, adopting the best corporate governance practices and strengthening its position in the capital markets through transparency and social and environmental responsibility. The international recognition of the Company's corporate governance came with the inclusion of its case study in

the book *Corporate Governance Case Studies*, sponsored by the Organization for Economic Co-operation and Development - OECD and IFC"..

IFC has played an important role in the development of the Brazilian petrochemical sector. The opportinity of supporting a company like Suzano Petroquímica, which is carrying out an important process of corporate restructuring and consolidation of its position in a strategic sector, practicing high standards of corporate governance, was seen as extremely in line with IFC's strategy."

As stated by João Nogueira Batista, Suzano Holding's Vice President and Suzano Petroquímica's CFO and IRO, "this financing reinforces our strategy of seeking sustainable leadership in the sector, once our commitment with the capital markets is improving steadily the perception of our risk, allowing us to, simultaneously, finance Suzano Petroquímicas' growth and reduce our cost of capital."

São Paulo, December 14, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(0xx11) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(0xx11) 3345 5887
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA



Riopol's second polyethylene production line is already operating

São Paulo, December 13, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., in line with its commitment to maintain the market updated about the initial operation of Riopol, informs that now Riopol has its entire integrated production complex in operation..

As previously announced, Riopol's first polyethylene production line, with a production capacity of 270 thousand tons per year dedicated to the production of linear low density polyethylene (LLDPE), started operating mid november.

According to the schedule we recently disclosed, the second polyethylene production line started operating yesterday, with the same production capacity, but dedicated to production of high density polyethylene (HDPE).

São Paulo, December 13, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira		*Cristina Guedes*
(55 11) 3345 5886	www.suzanopetroquímica.com.br	*(55 11) 3345 5887*
andreas@suzano.com.br		*cguedes@suzano.com.br*


SUZANO
PETROQUÍMICA

Riopol's second polyethylene production line is already operating

São Paulo, December 13, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., in line with its commitment to maintain the market updated about the initial operation of Riopol, informs that now Riopol has its entire integrated production complex in operation..

As previously announced, Riopol's first polyethylene production line, with a production capacity of 270 thousand tons per year dedicated to the production of linear low density polyethylene (LLDPE), started operating mid november.

According to the schedule we recently disclosed, the second polyethylene production line started operating yesterday, with the same production capacity, but dedicated to production of high density polyethylene (HDPE).

São Paulo, December 13, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(55 11) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(55 11) 3345 5887
cguedes@suzano.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquímica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquímica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.

File nº 82-34667

CORPORATE EVENTS CALENDAR

Company Name	SUZANO PETROQUÍMICA S.A.
Central Office Address	Av. Brigadeiro Faria Lima, 1355 / 9º andar – Pinheiros 01452-919 São Paulo - Brazil
Internet Site	www.suzanopetroquimica.com.br
Investor Relations Officer	Name: João Nogueira Batista E-mail: joaonbatista@suzano.com.br Telephone: (55 11) 3037 9500 Fax: (55 11) 3813 5563
Investor Relations Manager	Name: Andréa Cristina Pereira e Silva E-mail: andreas@suzano.com.br Telephone: (55 11) 3345-5886 Fax: (55 11) 3345-5865
Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo
Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004	
Event	Date
Accessible to Shareholders	03.03.2005
Publication	03.08.2005
Submission to BOVESPA	03.03.2005
Standardized Financial Statement (DFP), as of 12/31/2004	
Event	Date
Submission to BOVESPA	03.03.2005
Annual Financial Statements – IAN, as of 12/31/2004	
Event	Date
Submission to BOVESPA	05.20.2005
Quarterly Financial Statements – ITR	
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	 05.11.2005 08.09.2005 11.03.2005
Ordinary Shareholders Meeting	
Event	Date
Publication of the Call Notice	04.05.2005 04.06.2005 04.07.2005
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.05.2005
Ordinary Shareholders Meeting	04.20.2005
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	04.20.2005
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.29.2005

Extraordinary Shareholders Meeting	
Event	Date
Publication of the Call Notice – Valor Econômico	09.06.2005 09.08.2005 09.09.2005
Publication of the Call Notice – Diário Oficial do Estado de São Paulo	09.06.2005 09.07.2005 09.09.2005
Submission of the Call Notice to BOVESPA - Alteration of article 4th of By-laws	09.06.2005
Extraordinary Shareholders Meeting - Alteration of article 4th of By-laws	09.22.2005
Submission of the main deliberations of the Extraordinary Shareholders Meeting to BOVESPA	09.22.2005
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.30.2005
Publication of the Call Notice – Valor Econômico	11.14.2005 11.16.2005 11.17.2005
Publication of the Call Notice – Diário Oficial do Estado de São Paulo	11.12.2005 11.17.2005 11.18.2005
Submission of the Call Notice to BOVESPA	11.11.2005
Extraordinary Shareholders Meeting	11.30.2005
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	11.30.2005
Public Meetings with Analysts	
Event	Date
Public Meeting with Analysts	03.03.2005
APIMEC-SP Public Meeting	08.11.2005
APIMEC-RJ Public Meeting	08.12.2005
APIMEC-SP Public Meeting	11.07.2005
APIMEC-Porto Alegre and Brasilia Public Meeting	11.08.2005
APIMEC-BH and RJ Public Meeting	11.09.2005
3rd Brazil Day - New York	11.14.2005
Conference Calls	
Event	Date
2004 Earnings Result Conference Call	03.04.2005
1Q05 Earnings Result Conference Call	05.12.2005
2Q05 Earnings Result Conference Call	08.11.2005
3Q05 Earnings Result Conference Call	11.04.2005
Board of Directors Meeting	
Event	Date
Board of Directors Meeting – 2004 Earnings Results	03.03.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	03.03.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.11.2005
Board of Directors Meeting - 1Q05 Earnings Results	05.10.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	05.10.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	05.10.2005
Board of Directors Meeting - 2Q05 Earnings Results	08.09.2005

Submission of the Minutes of Board of Directors Meeting to BOVESPA	**08.09.2005**
Board of Directors Meeting	**11.30.2005**
Submission of the Minutes of Board of Directors Meeting to BOVESPA	**11.30.2005**
Board of Directors Meeting	**12.07.2005**
Submission of the Minutes of Board of Directors Meeting to BOVESPA	**12.07.2005**

File nº 82-34667

CORPORATE EVENTS CALENDAR

Company Name	SUZANO PETROQUÍMICA S.A.
Central Office Address	Av. Brigadeiro Faria Lima, 1355 / 9º andar – Pinheiros 01452-919 São Paulo - Brazil
Internet Site	www.suzanopetroquimica.com.br
Investor Relations Officer	Name: João Nogueira Batista E-mail: joaonbatista@suzano.com.br Telephone: (55 11) 3037 9500 Fax: (55 11) 3813 5563
Investor Relations Manager	Name: Andréa Cristina Pereira e Silva E-mail: andreas@suzano.com.br Telephone: (55 11) 3345-5886 Fax: (55 11) 3345-5865
Publications (and locality) in which its corporate documents are published	Valor Econômico and Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004	
Event	Date
Accessible to Shareholders	03.03.2005
Publication	03.08.2005
Submission to BOVESPA	03.03.2005

Standardized Financial Statement (DFP), as of 12/31/2004	
Event	Date
Submission to BOVESPA	03.03.2005

Annual Financial Statements – IAN, as of 12/31/2004	
Event	Date
Submission to BOVESPA	05.20.2005

Quarterly Financial Statements – ITR	
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	 05.11.2005 08.09.2005 11.03.2005

Ordinary Shareholders Meeting	
Event	Date
Publication of the Call Notice	04.05.2005 04.06.2005 04.07.2005
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	04.05.2005
Ordinary Shareholders Meeting	04.20.2005
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	04.20.2005
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	04.29.2005

Extraordinary Shareholders Meeting	
Event	**Date**
Publication of the Call Notice – Valor Econômico	09.06.2005 09.08.2005 09.09.2005
Publication of the Call Notice – Diário Oficial do Estado de São Paulo	09.06.2005 09.07.2005 09.09.2005
Submission of the Call Notice to BOVESPA - Alteration of article 4th of By-laws	09.06.2005
Extraordinary Shareholders Meeting - Alteration of article 4th of By-laws	09.22.2005
Submission of the main deliberations of the Extraordinary Shareholders Meeting to BOVESPA	09.22.2005
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	09.30.2005
Publication of the Call Notice – Valor Econômico	11.14.2005 11.16.2005 11.17.2005
Publication of the Call Notice – Diário Oficial do Estado de São Paulo	11.12.2005 11.17.2005 11.18.2005
Submission of the Call Notice to BOVESPA	11.11.2005
Extraordinary Shareholders Meeting	11.30.2005
Submission of the Minutes of the Extraordinary Shareholders Meeting to BOVESPA	11.30.2005
Public Meetings with Analysts	
Event	**Date**
Public Meeting with Analysts	03.03.2005
APIMEC-SP Public Meeting	08.11.2005
APIMEC-RJ Public Meeting	08.12.2005
APIMEC-SP Public Meeting	11.07.2005
APIMEC-Porto Alegre and Brasilia Public Meeting	11.08.2005
APIMEC-BH and RJ Public Meeting	11.09.2005
3rd Brazil Day - New York	11.14.2005
Conference Calls	
Event	**Date**
2004 Earnings Result Conference Call	03.04.2005
1Q05 Earnings Result Conference Call	05.12.2005
2Q05 Earnings Result Conference Call	08.11.2005
3Q05 Earnings Result Conference Call	11.04.2005
Board of Directors Meeting	
Event	**Date**
Board of Directors Meeting – 2004 Earnings Results	03.03.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	03.03.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	03.11.2005
Board of Directors Meeting - 1Q05 Earnings Results	05.10.2005
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	05.10.2005
Submission of the Minutes of Board of Directors Meeting to BOVESPA	05.10.2005
Board of Directors Meeting - 2Q05 Earnings Results	08.09.2005

Submission of the Minutes of Board of Directors Meeting to BOVESPA	**08.09.2005**
Board of Directors Meeting	**11.30.2005**
Submission of the Minutes of Board of Directors Meeting to BOVESPA	**11.30.2005**
Board of Directors Meeting	**12.07.2005**
Submission of the Minutes of Board of Directors Meeting to BOVESPA	**12.07.2005**


SUZANO
PETROQUÍMICA

Suzano Petroquímica concludes its Corporate Restructuring and becomes the largest polypropylene producer in Latin America

São Paulo, December 1, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), latin-american leader in polypropylene production and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., informs that all corporate actions necessary to transform Suzano Petroquímica into an operational company have been completed yesterday.

In line with the commitment of simplifying its corporate structure and improving transparency, in the Shareholder's General Meeting held yesterday Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into Suzano Petroquímica S.A., which succeeded them in all rights and duties, reaching the following corporate structure:


SUZANO
PETROQUÍMICA
100.0% 100.0%
SPQ Invest. e Partic. Ltda
96.5% 93.4%
Polipropileno Participações
100.0% 100.0%
Suzanopar Petroq. Ltda
6.8% 6.8%
PQU
20.1% 20.1%
Petroflex
33.3% 33.3%
Riopol
35.0% 33.9%
Politeno
12.5% 11.1%
6.9% 10.9%
Norquisa
25.4% 9.1%
Braskem
Subtitle:
% voting shares
% total capital
Special Purpose Company
Operational
Offshore

This important corporate simplification was possible due to the success (i) of the Public Tender Offer for the Acquisition of Polipropileno S.A shares, which financial settlement happened on November 29; and (ii) the redemption of its shares.

Accordingly, the Public Tender Offer for the Acquisition of Polipropileno Participações S.A shares was also successfully implemented, with financial settlement also happening on November 29,2005. Since the remaining float of shares after the Offering was slightly higher than 5% of the its total capital, the minority shareholders who did not adhere yet, still have the possibility to sell their shares during a 3-month period, starting November 29, 2005.

It is expected that after that 3-month period, SPQ Investimentos e Participações Ltda. will be able to incorporate Polipropileno Participações S.A..

SUZANO
PETROQUÍMICA



As a result of the corporate actions implemented yesterday, Suzano Petroquímica assumes *per se* the position of the leading company in the polypropylene business in Latin America. The Company believes it has exceeded the market expectations with respect to the timetable for the implementation of its corporate restructuring and reaffirms its firm proposal of positioning the Company as one of the leaders in the Petrochemical Industry in Brazil and in Latin America.

São Paulo, December 1, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(0xx11) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(0xx11) 3345 5887
cguedes@suzano.com.br


SUZANO
PETROQUÍMICA

Suzano Petroquímica concludes its Corporate Restructuring and becomes the largest polypropylene producer in Latin America

São Paulo, December 1, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), latin-american leader in polypropylene production and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., informs that all corporate actions necessary to transform Suzano Petroquímica into an operational company have been completed yesterday.

In line with the commitment of simplifying its corporate structure and improving transparency, in the Shareholder's General Meeting held yesterday Suzano Química Ltda., Polipropileno S.A., Polibrasil Resinas S.A. and Polibrasil Compostos S.A. were merged into Suzano Petroquímica S.A., which succeeded them in all rights and duties, reaching the following corporate structure:


SUZANO
PETROQUÍMICA
100.0% 100.0%
SPQ Invest. e Partic. Ltda
96.5% 93.4%
Polipropileno Participações
100.0% 100.0%
Suzanopar Petroq. Ltda
6.8% 6.8%
PQU
20.1% 20.1%
Petroflex
33.3% 33.3%
Riopol
35.0% 33.9%
Politeno
12.5% 11.1%
6.9% 10.9%
Norquisa
25.4% 9.1%
Braskem
Subtitle:
% voting shares
% total capital
Special Purpose Company
Operational
Offshore

This important corporate simplification was possible due to the success (i) of the Public Tender Offer for the Acquisition of Polipropileno S.A shares, which financial settlement happened on November 29; and (ii) the redemption of its shares.

Accordingly, the Public Tender Offer for the Acquisition of Polipropileno Participações S.A shares was also successfully implemented, with financial settlement also happening on November 29,2005. Since the remaining float of shares after the Offering was slightly higher than 5% of the its total capital, the minority shareholders who did not adhere yet, still have the possibility to sell their shares during a 3-month period, starting November 29, 2005.

It is expected that after that 3-month period, SPQ Investimentos e Participações Ltda. will be able to incorporate Polipropileno Participações S.A..


SUZANO
PETROQUÍMICA

As a result of the corporate actions implemented yesterday, Suzano Petroquímica assumes *per se* the position of the leading company in the polypropylene business in Latin America. The Company believes it has exceeded the market expectations with respect to the timetable for the implementation of its corporate restructuring and reaffirms its firm proposal of positioning the Company as one of the leaders in the Petrochemical Industry in Brazil and in Latin America.

São Paulo, December 1, 2005.

João Pinheiro Nogueira Batista
CFO and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(0xx11) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(0xx11) 3345 5887
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA



Riopol starts operation and concludes first sale of polyethylene

São Paulo, November 30, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., aiming at keeping the market updated on the initial operation of Riopol, announces that the company has initiated its polyethylene production and has already effected the first polyethylene sale.

After the start up of the industrial facilities and a period stabilization of its operations, Riopol restarted its polyethylene production process at its first production line last week, which has a total production capacity of 270 thousand tons of polyethylene per year and that will be dedicated to the production of linear low density polyethylene (LLDPE), which is already being produced within the required specifications.

Almost 1,000 tons of polyethylene have been produced and the Company's first sale, amounting to 50 tons, was made to a film producer in the State of São Paulo. Riopol is also selling polymer-grade propylene to Suzano Petroquímica's polypropylene unit located close to Riopol, and also hydrogen to Petrobras' Refinary in Duque de Caxias,Rio de Janeiro.

Next week, the second polyethylene production line with also a total production capacity of 270 thousand tons per year is scheduled to start operating, and will be dedicated to the production of high density polyethylene (HDPE).

The Riopol project has now overcome the normal difficulties faced during its initial start up phase and Suzano Petroquimica is confident that the company's activities should proceed at a normal pace from now on. It is worth mentioning that Riopol should have a quite fast learning curve, achieving the 460 thousand polyethylene production expected for 2006.

Therefore, Suzano Petroquímica confirms its belief that Riopol, a pioneer project in Brazil, is now definitely assuming its relevant position in the Brazilian petrochemical industry.

São Paulo, November 30, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Suzano Petroquimica. These are merely projections and, as such, are based exclusively on the expectations of Suzano Petroquimica's management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Suzano Petroquímica's filed disclosure documents and are, therefore, subject to change without prior notice.

SUZANO PETROQUÍMICA



Riopol starts operation and concludes first sale of polyethylene

São Paulo, November 30, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., aiming at keeping the market updated on the initial operation of Riopol, announces that the company has initiated its polyethylene production and has already effected the first polyethylene sale.

After the start up of the industrial facilities and a period stabilization of its operations, Riopol restarted its polyethylene production process at its first production line last week, which has a total production capacity of 270 thousand tons of polyethylene per year and that will be dedicated to the production of linear low density polyethylene (LLDPE), which is already being produced within the required specifications.

Almost 1,000 tons of polyethylene have been produced and the Company's first sale, amounting to 50 tons, was made to a film producer in the State of São Paulo. Riopol is also selling polymer-grade propylene to Suzano Petroquímica's polypropylene unit located close to Riopol, and also hydrogen to Petrobras' Refinary in Duque de Caxias,Rio de Janeiro.

Next week, the second polyethylene production line with also a total production capacity of 270 thousand tons per year is scheduled to start operating, and will be dedicated to the production of high density polyethylene (HDPE).

The Riopol project has now overcome the normal difficulties faced during its initial start up phase and Suzano Petroquimica is confident that the company's activities should proceed at a normal pace from now on. It is worth mentioning that Riopol should have a quite fast learning curve, achieving the 460 thousand polyethylene production expected for 2006.

Therefore, Suzano Petroquímica confirms its belief that Riopol, a pioneer project in Brazil, is now definitely assuming its relevant position in the Brazilian petrochemical industry.

São Paulo, November 30, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquimica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br


SUZANO
PETROQUÍMICA

Suzano Petroquímica filed a Shelf Registration Program at Brazilian Securities Commission (CVM)

São Paulo, November 7, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., in an effort to enable it to quickly access the capital markets in the future, informs that it filed a shelf registration program at the Brazilian Securities Commission (CVM) today.

The shelf registration program will be effective for two years and permits the issuance of securities in an amount up to R$800 million, including through the issuance of promissory notes, simple debentures, debentures convertible into shares and common and preferred shares. Once registered at CVM, this will be the first Brazilian shelf registration program that permits a share offering together with debt securities, with flexibility to be exclusively dedicated to one or a combination of those funding options.

Through the realization of its financing plan announced on September 1 of this year, Suzano Petroquímica will be able to achieve an important increase in its average debt maturity, with important financial gains. By concluding the shelf registration program, expected to occur within the next 2 months, the Company will have created a means by which to have faster and more flexible access to the capital markets, diversifying and broadening available funding mechanisms that will help in the implementation of the Company's growth strategy in the Brazilian petrochemical sector.

With this initiative, Suzano Petroquímica confirms its belief that its presence in the capital markets is fundamental to guarantee its financiability over the long run, a key driver for the sustainable development strategy sponsored by the Suzano Group.

São Paulo, November 8, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA



Suzano Petroquímica filed a Shelf Registration Program at Brazilian Securities Commission (CVM)

São Paulo, November 7, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., in an effort to enable it to quickly access the capital markets in the future, informs that it filed a shelf registration program at the Brazilian Securities Commission (CVM) today.

The shelf registration program will be effective for two years and permits the issuance of securities in an amount up to R$800 million, including through the issuance of promissory notes, simple debentures, debentures convertible into shares and common and preferred shares. Once registered at CVM, this will be the first Brazilian shelf registration program that permits a share offering together with debt securities, with flexibility to be exclusively dedicated to one or a combination of those funding options.

Through the realization of its financing plan announced on September 1 of this year, Suzano Petroquímica will be able to achieve an important increase in its average debt maturity, with important financial gains. By concluding the shelf registration program, expected to occur within the next 2 months, the Company will have created a means by which to have faster and more flexible access to the capital markets, diversifying and broadening available funding mechanisms that will help in the implementation of the Company's growth strategy in the Brazilian petrochemical sector.

With this initiative, Suzano Petroquímica confirms its belief that its presence in the capital markets is fundamental to guarantee its financiability over the long run, a key driver for the sustainable development strategy sponsored by the Suzano Group.

São Paulo, November 8, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquimica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br


SUZANO
PETROQUÍMICA
3Q05 Results

Suzano Petroquímica Announces 3rd Quarter 2005 Earnings Results

Suzano Petroquímica takes the control of the largest polypropylene operation in Latin America and reaches a R$672 million pro-forma net revenue in the quarter

São Paulo, November 3, 2005 – Suzano Petroquímica S.A. (a "Companhia") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its earnings results for the third quarter 2005 (3Q05).

The Company's operational and financial information, unless otherwise indicated, is presented based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this release take into account the same quarter of 2004 (3Q04), unless otherwise specified.

Share Information
(in 11/01/05)

	SZPQ4
R$/ share	**5.01**
Maximum – 52 weeks	**7.73**
Minimum – 52 weeks	**4.05**

Market value: R$ 1.1 billion (US$ 504.6 million)

Number of Shares: 226,695,380

Exchange rate: 2.2508

For consolidation purposes, the elements composing the financial statements of each jointly controlled company were grouped in the Company's consolidated financial statements in proportion to the share held by the Company in the the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: **50% in July and August and 100% in September** in Polibrasil Participações S.A. (holder of 98.% of Polipropileno S.A., which holds 99.9% of Polibrasil Resinas S.A., which is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from equity interest held in view of Politeno's class B preferred shares, which have a fixed annual dividend of 6% of the equity value of the shares.

Special Features of this Earnings Release:

1. Pro-forma consolidation of i the company's financial statements, taking into consideration 100% stake in Polibrasil Participações for all periods presented, in order to allow a better analysis among the periods and results forecast;
2. Until September 1, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date was transferred to Basell. In the case of adjustments as to improve the comparison with future periods, we indicate that in the last 3 years polypropylene compound sales volume represented approximately 5% of Polibrasil's total sales volume, while net revenue from this sales volume were equivalent, in average, to 8% of Polibrasil's total net revenues.
3. Polypropylene business performance analysis, currently conducted by Suzano Petroquímica's PP unit, is concentrated at Suzano Petroquímica Parent Company section. The performance analysis of the companies where Suzano Petroquímica holds joint control are disclosed at the Suzano Petroquímica Consolidated section.
4. Consolidation of only two months of Petroflex's results (July and August), due to the implementation of the Company's new ERP – Enterprise Resource Planning system in September. The operational data of that month was not accounted in time to be booked this quarter, and therefore, the results of September will be incorporated in the last quarter of 2005. Thus, our consolidated result will reflect our stake in Petroflex taking into consideration two months of the period.

For further information, please contact the Investor Relations Department:

Andrea Pereira
(55 11) 3345-5886
andreas@suzano.com.br

Cristina Guedes
(55 11)3345-5887
cguedes@suzano.com.br


SUZANO
PETROQUÍMICA
3Q05 Results

3rd Quarter 2005 Highlights

Suzano Petroquímica takes the control of the largest polypropylene operation in Latin America

- ✓ Suzano Petroquímica concluded, on September 1, the operation for the acquisition of Basell's stake in Polibrasil, for the amount of US$ 276.8 million. This operation involved the simultaneous sale of Polibrasil's polypropylene compounding business to Basell, for US$ 23.0 million, resulting in a net disbursement of US$ 253.8 million by Suzano Petroquímica.
- ✓ Through this transaction, Suzano Petroquímica became the Latin American leader in the production of polypropylene and the second largest producer of thermoplastic resins in Brazil, with a production capacity of 625 thousand tons/year, which will be expanded to 875 thousand tons/year after the implementation of the already approved expansion project.

Suzano Petroquímica implements Financial Restructuring

- ✓ Aiming at, not only, paying Basell for its stake at Polibrasil, but also funding the expansion project and refinancing the debt owed by Polibrasil with less competitive conditions, Suzano Petroquímica is negotiating a financial package already disclosed, which will allow, at the same time, an increase of the average debt maturity from 2.5 years to 6.6 years and a reduction in the cost of debt. More details at the "Recent Events" section.

Suzano Petroquímica begins its Corporate Restructuring

- ✓ With the acquisition of Polibrasil's control, Suzano Petroquímica could start an important corporate restructuring process through which it will become an operational company. For that purpose, important steps for the corporate restructuring had already been accomplished. More details at the "Recent Events" section.

Suzano Petroquímica conquers the National Quality Award - PNQ

- ✓ Suzano Petroquímica was awarded, on October 28, with the National Quality Award (PNQ). The National Quality Award was implemented in Brazil in 1992, using the same structure of the Malcoln Baldrige (USA), Deming (Japan) and European Quality Award (Europe) awards, as to disseminate best management practices. The award is a result of a selection process aiming at beneficing the Brazilian economy through the dissemination and experience exchange amongthe groups with management excellence. Since its implementation, only 19 companies that are known by adopting FNQ's excellence criteria, were granted with the award. However, among all winners, Suzano Petroquímica is the only one to win the PNQ Award having all of its units under assessment (Mauá, Duque de Caxias, Camaçari and its Headquarter).
- ✓ PNQ excellence criteria has as fundamentals: a) leadership and objective consistency; b) future vision; c) focus on the client and the market; d) social and ethical responsibility; e) decision based on facts; f) staff value; g) access to processes; h) focus on the results; i) innovation; j) agility; k) corporate learning; and l) system vision.
- ✓ This year, more than 40 companies participated in the process, out of which only 18 were approved to the second stage and only 8 went to the finals. The award ceremony will take place on November 27, at the Palácio dos Bandeirantes, where the main leaders of the country will be present and also shall have the presence of the Brazilian President.



Polibrasil Resinas conquers the international award "BSC Hall of Fame"

- ✓ Suzano Petroquímica was granted with the BSC Hall of Fame award that honors companies with the best cases *of implamentation of Balance Scorecard methodology, developed by the Harvard teachers, David Norton and* Robert Kaplan. With the participation of national and international companies, the Hall of Fame Award is in its third edition and was created to highlight and reward companies considered outsatanding for applying best practices as a strategy.
- ✓ Suzano Petroquímica was contemplated with the award because of was its differential on the BSC effectiveness, once is a management model that helps companies to translate strategies into operational goals driving behavior and performance. After the implementation of the BSC, by the end of 2003, the gains in agility and process improvement were optimized, reinforcing Suzano Petroquímica's drivers: growth, profitability and sustainability focusing on what is really important for the company's strategic activity.


SUZANO
PETROQUÍMICA
3Q05 Results

SUZANO PETROQUÍMICA PARENT COMPANY

Industry and Economic Outlook

During the 3Q05 we observed a good recovery for local sales and prices of thermoplastic resins, mainly for polypropylene, reversing the behavior verified in 1H05, when local sales performed below the expectations prevailing by the end of 2004. During 1H05, converters primed for the consumption of inventories, built up by the end of last year, also stimulated by the high real interest rates verified in the market, which negatively impacted local sales of polypropylene resins in the period.

With the strong drop in converters inventory level, we observed a consistent recovery of resin purchase during 3Q05, which allowed readjustments in the polypropylene sales price, as they were negatively impacted in 1H05 due to a weak sales volume. Such readjustments in the polypropylene sales price aimed at, not only transferring the increase in raw material prices occurred in 1H05, but also aligning local prices to the current international scenario.

According to Coplast/Siresp data, domestic demand for polypropylene in 3Q05 recorded a 17.6% growth in comparison to 2Q05 and was only 0.8% below 3Q04. Brazilian polypropylene exports in 3Q05 were 67.9% higher than in 2Q05 and 160.9% above 3Q04. Polypropylene imports in 3Q05 were 21.9% above 2Q05 and 31.1% above 3Q04.

The favorable scenario in the international polypropylene market during 3Q05 provided good opportunities for Brazilian exports, as the recent natural disasters in the USA limited resin production in that region and opened new exports alternatives. On the other hand, the Real appreciation in the period stimulated an increase in Brazilian resin and final products imports.

In addition, the foreign exchange appreciation verified in the period negatively impacted sales revenues for petrochemical companies in general; as prices are based on US dollars. Therefore, with lower foreign exchange rates, the same amount of US dollars will be equivalent to a lower amount of Reais.

Production

Suzano Petroquímica, which operates the polypropylene (PP) business, produced 160.9 thousand tons in the quarter, 1.7% above 3Q04 and 4.7% above 2Q05. The production accumulated in the first nine months of the year reached 439.3 thousand tons, a 1.7% growth in comparison to the same period of 2004, confirming the leadership position of the company in the production of polypropylene in Latin America.


158
154
161
4.7%
3Q04
2Q05
3Q05

Highlight

The average operating rate in the quarter was 99%, a record percentage since the start up of the Mauá unit in March 2003.


SUZANO
PETROQUÍMICA
3Q05 Results

Sales

Highlight
Record sales in 3Q05: 168 thousand tons, beina 78% in the domestic market


20.4%
146
140
168
13%
17%
22%
87%
83%
78%
ME
MI
3Q04
2Q05
3Q05

Suzano Petroquímica reached record sales in 3Q05, totaling 168 thousand tons of polypropylene, due to the recovery of local consumption, mainly led by the packaging industry. This volume was 15.2% higher 3Q04 and 20.4% above 2Q05, pointing out the sales recovery, especially in the food and cosmetics sectors. Sales volume accumulated in the first nine months of 2005 was 417.7 thousand tons, still 1.9% below the volume recorded in the same period of 2004, mainly due to the increase in resin and finished products imports, partially motivated by the Real appreciation in the period.

➢ Exports:
Polypropylene exports in 3Q05 totaled 37.4 thousand tons, volume 96.8% above the same period of 2004. In the first nine months, polypropylene exports went up by 25.6% in comparison to the same period of 2004. Such increase was motivated by better export opportunities during the year, due to insufficient resin supply coupled with the continued demand growth for polypropylene in the world, aggravated, this quarter, by natural disasters in the North American golf, an important petrochemical producer region in the USA.


Exports per Region
Africa
20%
South America
34%
Middle East
0%
Europe
3%
Asia
43%

Net Operating Revenue

In 3Q05, Polibrasil's net operating revenue reached R$ 521.6 million, a 6.3% increase versus the same period of 2004, as a result of higher sales volume, despite the average price was still 7.8% lower than the same quarter of 2004, due to higher exports and to the Real appreciation in 2005. In comparison to the previous quarter, the average sales price was 7.3% lower in Reais, behavior that is being reverted by successive readjustments in prices during the quarter.

Net revenues for the first nine months reached R$ 1.4 billion, 8.9% higher than the amount recorded in the same period of 2004. The average sales price practiced in 9M05 remains 11% higher than the sales price practiced in the same period of 2004.


Net Revenues (R$ million)
337
451
491
533
404
467
522
ME
MI
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05



Cost of Goods Sold (COGS)

> Highlight: 19% decrease in the average propylene price, the main raw material, in comparison to 2Q05

Polypropylene cost of goods sold in the quarter was R$ 451.7 million, corresponding to a 15.7% increase versus the same period of 2004 and a 6.2% increase in comparison to the previous quarter. The increase in comparison to the same quarter of the previous year is mainly due to higher sales volume, as the cost per ton remained stable between the periods. In comparison to 2Q05, there was an 11.8% drop in sales costs per tons, being COGS increase an exclusive result of higher sales volume (+20.4%).


COGS Opening (3Q05)
Other Inputs 11%
Labor 2%
Eletric Power 2%
Depreciation 3%
Others 10%
Main Raw Material 72%

With the 19% decrease in the average propylene price this quarter, versus 2Q05, the propylene cost per ton sold in this quarter was 17% below the propylene cost per ton sold in COGS in 2Q05, and 4% below the cost per tons produced in the same period of 2004. Propylene represented 72% in COGS in the quarter, versus 76% in 3Q04 and 2Q05.

Operational Expenses

Polibrasil's selling, general and administrative expenses reached R$ 43.2 million, 6% above the same quarter of 2004 and 30.5% higher than 2Q05. The main factor that contributed for this increase in operating expenses was the increase in freight expenses, due to the higher sales volume. The increase in comparison to 2Q05 was due to the reversion for bad debt provision in the amount of R$ 3.8 million, non-recurring, realized during that quarter.

When consolidating polypropylene operational expense with Suzano Petroquímica Parent Company's expenses, which totaled R$4.6 million in 3Q05, the total operational expense amounts to R$47.8 million.

EBITDA

> 67% EBITDA growth for the polypropylene business in comparison to 2Q04

The EBITDA for the polypropylene business in 3Q05 was R$ 44.6 million, a 42.6% drop in comparison to the same period of 2004, but 66.7% above the amount recorded in 2Q05. This EBITDA decrease in the last twelve months is due to margim reduction mainly because of lower average prices in ReaisDuring 3Q05 we observed the consistent reversion of this scenario, with sales price recovery and drop in propylene price. EBITDA margin was 8.5% in the quarter, 8.3 b.p. below the 3Q04 margin, but 2.8 b.p. above the 2Q05 margin. The margin decrease is also a result of higher exports, therefore, reducing margin per ton sold. The accumulated EBITDA for the polypropylene business in the first nine months of 2005 was R$ 121.2 million, with an 8.7% margin, a 41.4% decrease in comparison to the same period in 2004.


125,0
100,0
75,0
50,0
25,0
0,0
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
18,6%
14,7%
15,8%
20,1%
12,4%
5,7%
8,5%
62,9
66,5
77,6
107,4
49,9
26,7
44,6
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

When consolidating polypropylene EBITDA including Suzano Petroquímica Parent Company's expenses, the R$44.6 million recorded in 3Q05 would change to R$40.9 million. The accumulated EBITDA for the year would be R$ 111.3 million, with an 8% margin.


SUZANO
PETROQUÍMICA
3Q05 Results

Financial Result and Debt

Our Net Financial Result for the PP business was positive R$ 4.1 million, in comparison to a positive R$ 27.0 million in 2Q05, mainly due to a lower positive impact of the Real appreciation in the US dollar denominated debt in the quarter. The company had, on September 30, a R$ 430.7 million net debt, out of which 68% were denominated in foreign currency.

The parent company's net financial result was a negative R$ 4.7 million this quarter, as a result of the interest of new debt made by the company for the acquisition of Basell's stake in Polibrasil, and also to the restructuring of the debt profile of the "new Suzano Petroquímica parent company", in accordance to the table below. On September 30, the company had a R$ 611.8 million net debt, out of which 68% were denominated in foreign currency, versus a cash position of R$ 11.3 million recorded on June 30, 2005.

Therefore, the "new Suzano Petroquímica parent company" net debt, or the net debt for Polibrasil Participações together with Suzano Petroquímica parent company totaled R$ 1.0 billion on September 30, 2005. The increase in the leverage ratio does not represent any risk due to the expressive increase in the debt amortization schedule, as the strategy for this reduction was based, mainly, in the PP business cash generation recovery, as well as, the additional cash generation coming from the announced expansion projects.

Net Income

Net income for the PP business was R$ 16.5 million in the quarter, recording a drop of 62.5% in comparison to the same period of 2004 and of 9.1% in comparison to 2Q05. The drop in comparison to the same period of 2004 is a result of lower gross income, due to the increase in propylene cost, to a financial revenue result R$ 5.4 million lower and, in a lower scale, to the increase in administrative and selling expenses.

When consolidating administrative and financial expenses of Suzano Petroquímica Parent Company, which totaled R$13.3 million in 3Q05, net income for the new Suzano Petroquímica parent company results in R$15.4 million in the quarter, including equity for the joint controlled companies.

CAPEX and Market Performance

Suzano Petroquímica's PP unit invested R$ 37.5 million during the first nine months of the year, being approximately 60% of this amount applied to the expansion project, as the beginning of the production capacity expansion at the Duque de Caxias unit, which will be expanded from 200 to 300 thousand tons/year, and the construction of the polypropylene compound unit in Pindamonhangaba, as negotiated with Basell during the acquisition of Polibrasil.

According to its policy for new markets development, Suzano Petroquímica will launch products based on nanotechnology, being the first petrochemical company in Latin America to develop a portfolio of products using nanotechnology. Studies, in partnership with well known Brazilian universities and some strategic clients, are at an advanced stage and the expectation is that, between this year end and the beginning of 2006, two important markets for Suzano will be contemplating with this innovation. The segments where the Company intents to act in this first stage is the packing and car manufacturing industry, which together accounts for approximately 55% of the PP market.

Another segment where Suzano is investing is packaging for the shoe industry. The project, named "Polibrasil Shoe Collection", presented the new shoe packaging concepts for men, women and children, a market that trades R$7 billion per year. The investment is this sector is tied to the company's target of acting close to the final consumersthrough researches in new appliance niches. Therefore, identify partners for the development of projects that use polypropylene in replacement to traditional materials, as polypropylene allows new possibilities and adds value to the product, having as a goal the concept of package will be treated as part of the product, inducing consumer's behavior.

Guidance for the Polypropylene Business

This positive environment in 3Q05 provides a strong indication that both in the short and long run it will occur the expected good performance of the petrochemical sector will occur, mainly for the polypropylene business. In the short run, we are already noticing an important recovery in the polypropylene price at local and international markets, and also in the polypropylene demand, as by the end of the year end there is a higher consumption motivated by the holidays and the summertime in Brazil.

In the long run, taking into consideration that most of the big expansions are concentrated in the Middle East are not for polypropylene production, and that the demand for polypropylene usually presents strong annual growth, at higher levels than the production expansion rates, the balance between supply and demand for polypropylene should remain stable in the next years, creating a favorable environment for the business in the long run.

This positive environment in 3Q05 provides a strong indication that the expected good performance of the petrochemical sector will occur, mainly for PP, both in the short and long run.

Recent Events

✓ Financial Restructuring:

Aiming at, not only paying Basell for its stake at Polibrasil, but also funding the expansion project and replacing debt owed by Polibrasil with less competitive conditions, Suzano Petroquímica is negotiating a financial package, alredy disclosed, taking the opportunity provided by a better liquidity in the local and international financial markets.

As announced in Relevant Notice, dated September 1, the company raised US$ 265 million through Export Credit Note in the amount of US$ 40 million, through Banco Votorantim S.A., with a 10 years maturity, and R$ 540 million in Promissory Notes ("NPs"), with a 180 days maturity, renewable for more 180 days

As to settle the promissory notes, Suzano Petroquímica issued the Export Credit Note, in Reais, with Banco Bradesco S.A., having already accomplished a R$ 96 million withdrawal, being R$ 88 million used to partially settle promissory notes on October 10. With this same purpose, and to finance part of the investments, an IFC financing will be disbursed shortly in the amount of US$ 200 million. In addition, other financial operations with other financing banks.are also in the final stage of negotiation,

Finally, on October 13, Suzano Petroquímica, with the funding raised through an Export Credit Note with Banco Votorantim, in the amount of US$ 60 million, had anticipated pre-paid US$ 61 million debt with FMO (Financierings-Maatschappij voor Ontwikkelingslanden N.V.) and syndicate of banks.

✓ Corporate Restructuring Implementation:

Aiming at simplifying its structure and formally becoming an operational company, important steps towards the corporate restructuring process were implemented. On September 6, Suzano Química, controlled by Suzano Petroquímica, filed at CVM (Braziliang Securities Commission) a request for the cancellation of publicly-held company register of Polipropileno S.A. and Polipropileno Participações S.A., through a Public Offerings for the acquisition of the shares.

On October 26, CVM approved the public offering register for both companies, and the respective call notices were published on October 27. As established in the call notices, the period for minority shareholders exercise their request started on October 28 and will end on November 28. The financial settlements for these two public offerings are expected to occur on November 29. The public offering for the cancellation of the publicly-held company register of Polipropileno Participações S.A. and Polipropileno S.A already counts with 79.8% and 76.3% favorable manifestation from its common and preferred shares, respectively.

At the same time, on September 30, Suzano Química Ltda. had incorporated Suzano Poliolefinas Ltda (former Basell Poliolefinas), becoming the only shareholder of Polibrasil Participações S.A.. By that, Suzano Química incorporated Polibrasil Participações and now directly controls Polipropileno S.A.


Estrutura Anterior
SUZANO
100,0% 100,0%
SPQ Invest. e Partic. Ltda
100,0% 100,0%
Suzano Química
100,0% 100,0%
Basell Poliolefinas
50,0%
50,0%
35,0% 33,9%
Politeno
89,1% 86,6%
Poliprop. Participações
20,1% 20,1%
Petroflex
33,3% 33,3%
Rio Polimeros
50,0% 50,0%
Polibrasil Partic. SA
12,5% 11,1%
8,9% 10,9%
Norquisa
95,4% 98,1%
Polipropileno S.A.
25,4% 9,1%
Braskem
100,0% 100,0%
Polibrasil Resinas
6,8% 6,8%
PQU
Legenda:
% no capital votante
% no capital total
Holding
Operacional


Estrutura Atual
SUZANO
100,0% 100,0%
SPQ Invest. e Partic. Ltda
100,0% 100,0%
Suzano Química
35,0% 33,9%
Politeno
89,1% 86,6%
Poliprop. Participações
20,1% 20,1%
Petroflex
33,3% 33,3%
Rio Polimeros
12,5% 11,1%
8,9% 10,9%
Norquisa
98,4% 98,1%
Polipropileno S.A.
25,4% 9,1%
Braskem
100,0% 100,0%
Polibrasil Resinas
6,8% 6,8%
PQU

After the fulfillment of all stages of Suzano Petroquímica's corporate restructuring process, the Company's organization chart will be dramatically simplified, providing more transparency and facilitating the understanding of its activities by market in general. The next steps will involve the incorporation of Suzano Química Ltda., Polipropileno S.A. and *Polibrasil Resinas S.A. by Suzano* Petroquímica. SPQ Investimentos e Participações Ltda. shall incorporate Polipropileno Participações S.A..

Suzano Petroquímica hopes to reach this new


Estrutura Pós Reestruturação
SUZANO
100,0% 100,0%
SPQ Invest. e Partic. Ltda
6,8% 6,8%
PQU
20,1% 20,1%
Petroflex
33,3% 33,3%
Rio Polimeros
35,0% 33,9%
Politeno
8,9% 10,9%
12,5% 11,1%
Norquisa
25,4% 9,1%
Braskem


SUZANO
PETROQUÍMICA
3Q05 Results

✓ Suzano Petroquímica will be participating at the Brazil Day, on November 14, 2005, at the Embassy Suits Hotel, NY. We will be part of the Panel 6, from 2:30pm to 4pm, discussing the oil and petrochemical sector in Brazil.

✓ The company will also be participating in the 7th Latibex Forum, to be held on November 16 to 18, at the Intercontinental Hotel, in Madrid. We will be part of the panel that will discuss the oil, gas and petrochemical sector, on November 16, from 12:15pm to 1:30 pm.

SUZANO PETROQUÍMICA CONSOLIDATED

Highlights of the Consolidated Result*

Consolidated Highlights* (R$ million)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Net Revenues	672.0	693.3	(3.1)	1,927.5	1,798.6	7.2
Gross Income	92.8	142.9	(35.0)	286.2	357.7	(20.0)
Gross Margin	13.8	20.6	- 6.8 b.p.	14.8	19.9	- 5.1 b.p.
Ebitda	49.7	102.5	(51.6)	169.6	265.8	(38.6)
Ebitda Margin	*7.4*	*14.8*	*- 7.4 b.p.*	*8.8*	*14.8*	*- 6.3 b.p.*

* Pro-forma consolidated results taking into consideration 100% stake in Polibrasil Participações S.A.

Industry and Economic Outlook

As mentioned for Suzano Petroquímica Parent Company, in 3Q05 a recovery for thermoplastic resins demand was noticed, due to the decrease in converters inventory level during 1H05.

According to Coplast/Siresp data, domestic demand for polyethylene in 3Q05 recorded an 18.4% increase in comparison to 2Q05 and a 1.0% drop in comparison to 3Q04. Brazilian polypropylenes exports in 3Q05 were 5.3% above the 2Q05 exports and 29.4% above 3Q04. Resin imports were 10.6% higher than in 2Q05 and 9.6% above 3Q04.

The polyethylene market presented a recovery in the quarter, in comparison to the previous quarter, mostly due to the seasonal increase in demand by this time of the year. In addition to that, the natural disasters occurred in the USA reduced the PE supply in the domestic market, as Dow Argentina moved an important part of its sales to the USA, which are usually directed to the Brazilian market. Therefore, with the shortage in supply and the recovery of the domestic market, polyethylene producers managed to place price increases, starting by the end of September, aiming at recovering the domestic market margin. With the reduction in converters inventory levels, this movement of prices recovery shall be even stronger during 4Q05, also causing a decrease in export levels for the sector.

The synthetic rubber industry presented a small decrease in demand, as a result of the the builddown inventory movement during the 3Q05, in the tires segment and the increased volume of Chinese products for the in the shoe industry. The synthetic rubber destined to the asphalt segment presented a slight improvement due to the intensification of governmental initiatives regarding the national highway network.


SUZANO
PETROQUÍMICA
3Q05 Results

Operational Performance of our Jointly Controlled Companies

The following information regards exclusively the companies where Suzano Petroquímica is a jointly controlling shareholder.

It is important to highlight that all information disclosed for Petroflex in 3Q04 considers only two months (July and August), and the 9M05 represents information accumulated in the first eight months of the year (from January to August).

Production (000 ton)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Politeno	90.1	93.2	(3.3)	266.3	239.6	11.1
Petroflex	48.5*	95.1	-	219.9	267.0**	-
Rio Polímeros	NA	NA	-	NA	NA	-

Sales (000 ton)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Politeno	95.9	92.5	3.7	270.4	249.4	8.4
Domestic Market	75.8	80.2	(5.5)	215.2	222.4	(3.2)
Exports Market	20.1	12.3	62.8	55.2	27.0	104.2
Petroflex	52.6*	92.5	-	219.1**	267.9	(5.0)
Domestic Market	34.4*	65.7	-	137.5**	189.3	-
Exports Market	18.2*	26.8	-	81.6**	78.6	-
Rio Polímeros (MI)	6.2	12.2	(49.0)	28.1	35.0	(19.9)

* July and August 2005

** Accumulated between January and August 2005

Riopol

✓ Riopol faced some operational difficulties normally expected for to the start up of a complex of its size, which has 2 thousand equipments and more than 10 thousand digital control instruments, that are already under control and **will not compromise Riopol's future performance**

In October the specification of the ethylene production was met and some ethylene storage has been made in order to start up the operation of the two polyethylene facilities. Riopol already has ethane and ethylene stored and has already soldhydrogen, and polymer grade propylene.

In the second half of October, Riopol shut sown the ethylene unit and will restart its operations by mid November.,After that, the two polyethylene facilities will be started up. The polyethylene production should begin in November, when the performance and reability testes for three facilities will be done, lasting approximately one month. We highlight that this start up operation and the tests will be conducted by the building consortium, as foreseen in the agreement.

✓ In the quarter, Riopol recorded a 6.2 thousand tons sales volume, still as a pre-marketing activity result. This result was 22.0% below the sales volume recorded in the same period of 2004 and 17.2% below sales volume in the previous quarter, already as a reflection of the final stage of this activity for Riopol. The pre-marketing program shall last until Riopol has its own production to supply its clients.

✓ **The results from the pre-marketing activities are not related to the Company's future expectations, as it is exclusively a result of the purchase and sale of polyethylene.**


SUZANO
PETROQUÍMICA
3Q05 Results

Politeno

✓ Politeno's production was 90.1 thousand tons in the quarter, 3.3% lower than the same period of 2004, and 2.0% lower in comparison to the previous quarter, operating in average 100% production capacity utilization rate, versus 104% and 102% in 3Q04 and 2Q05, respectively. The accumulated production in the year was 266.3 thousand tons, 11% higher than the same period of 2004. The average operating rate in this period was 98.6% versus 88.7% in the same period of 2004 due to a higher ethylene supply and also to some productivity improvements in the production facilities . Politeno recorded sales volume of 95.9 thousand tons, a 3.6% increase in comparison to the same period of 2004, being 21% of the total sales directed to the export market, versus 13% in 3Q04. The higher exports were motivated by the Company's policy to maintain low inventories for finished products. In comparison to the previous quarter, sales volume grew by 8.2%, as a result of the local demand recovery, with a 7% increase in local sales.

Petroflex

✓ Petroflex produced 48.5 thousand tons of synthetic elastomers between July and August (two months), working with an average operating rate of 71% in the period. The accumulated production between January and August was 219.9 thousand tons. **Such figures are not comparable to 3Q04 and 9M04, respectively, as it was not booked the production for September.**

✓ The Company's sales volume, between July and August was 52.6 thousand tons, being 65% of this amount directed to local market, and the remaining amount directed to exports. The increase in exports is also a result of the Company's migration to products with better added value, whose main market is outside Brazil.

Net Revenues

In 3Q05, **pro-forma** consolidated net revenues reached R$ 672.0 million, corresponding to a 3.1% drop in comparison to 3Q04 pro-forma, pointing out that this difference contemplates the consolidation of only two months for Petroflex. This drop in net revenues is also due to lower average price, in Reais, practiced by the companies between these two specific quarters, and also to the higher exports parcel in total sales volume and the Real appreciation in the period. Even so, pro-forma net revenues accumulated in the first nine months of the year was 7.2% higher than in the same period of 2004, mainly due to 2005 prices, which in average remained above 2004 prices.

Net Revenues R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil	**521.6**	**490.7**	**6.3**	**1,392.5**	**1,279.0**	**8.9**
Politeno	288.8	342.1	(15.6)	893.4	852.0	4.9
Petroflex	212.5*	344.1	-	943.8**	921.6	-
Rio Polímeros	19.9	40.9	(51.3)	97.6	108.3	(9.9)
Consolidated* **	**672.0**	**693.3**	**(3.1)**	**1,927.5**	**1,798.6**	**7.2**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration 100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** *Riopol's net revenues reached R$ 19.9 million, a 51.3% drop compared to 3Q04,* as a result of the drop in pre-marketing total sales volume, due to the proximity to its start up.

- **Politeno:** Politeno's net revenue reached R$ 288.8 million, a 15.6% drop compared to 3Q04, as a result of lower average prices, in Reais (-18.5%), mainly because of export prices, despite the small increase in sales volume. Accumulated net revenue in the year, reached R$ 893.4 million, 4.9% above the same period of 2004, as a consequence of higher sales volume, despite the small drop in the average price.

- **Petroflex:** Petroflex's net revenue reached R$ 212.5 million in July and August, practicing average price approximately 30% above 3Q04. Accumulated net revenue between January and August totaled R$ 943.8 million, 2.4% above net revenues recorded for the first nine months of 2004, despite contemplating one month less from the result. Performance products (higher added value) represented 28% of the total sales in that period, in comparison to 18% in 3Q04.

Cost of Goods Sold (COGS)

Pro-forma cost of goods sold in the quarter reached R$ 579.2 million, a 5.2% increase in comparison to the same period of 2004, mainly explained by the increase in PP (Polibrasil) and PE (Politeno) sales volume. Pro-forma COGS was in line with 2Q05, despite the 7.7% increase in the consolidated sales volume, which is explained by the drop in the main raw material prices.

Cost of goods sold R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil	**451.7**	**390.2**	**15.7**	**1,212.0**	**1,023.8**	**18.4**
Politeno	242.4	268.7	(9.8)	723.1	673.0	7.4
Petroflex	179.6*	269.1	-	722.1**	742.9	-
Rio Polimeros	19.8	36.0	(45.0)	93.3	96.5	(3.3)
Consolidated* **	**579.2**	**550.4**	**5.2**	**1,641.3**	**1,440.8**	**13.9**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** Riopol's cost of goods sold, a result of the polyethylene purchase for resale, totaled R$ 19.8 million in the quarter, 45.0% lower than 3Q04, due to the decrease in the sales volume in the pre-marketing period.

- **Politeno:** Politeno's cost of goods sold reached R$ 242.4 million, 9.8% below the amount recorded in the same period of 2004, as an effect of ethylene price readjustment, calculated by the *margin share* formula between the crackers and resin producers, despite the higher sales volume in the quarter. The cost per ton was approximately 13% lower, as a result of the ethylene cost decrease and especially by the fixed costs dilution with higher sales volume. In comparison to 2Q05, COGS had also recorded a 1.7% drop, once again due to lower ethylene costs, the Company's main raw material.

- **Petroflex:** Petroflex's cost of goods sold, in July and August, was R$ 179.8 million, being the unitary cost 17.4% above than 3Q04 and 3.2% above 2Q05. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 16.3% between the two periods. Other


SUZANO
PETROQUÍMICA
3Q05 Results

factors that impacted COGS the most were, besides higher butadiene costs, the increase in acrylonitrile price and third party expenses.

Gross Income

The Company's pro-forma consolidated gross income reached R$ 92.8 million in the quarter, corresponding to a 35.0% reduction in comparison to the same quarter of 2004. Pro-forma consolidated gross margin was 13.8% in the quarter, a 6.8 b.p. drop versus 3Q04 and a 1.2 b.p. increase versus 2Q05. This drop in gross income is explained by lower net revenues, due to lower average prices, and increased consolidated COGS, as a result of the combined effect of higher sales and higher raw material costs. The accumulated gross income reached R$ 286.2 million, a 20.0% drop in comparison to the gross income recorded in 9M04, due to the same reasons mentioned above.

Selling, General and Administrative Expenses (SG&A)

In 3Q05, selling, general and administrative expenses and other pro-forma operational expenses totaled R$ 69.5 million, corresponding to a 14.3% increase versus the same period of 2004 and to a 25.7% increase versus 2Q05. Such increases are explained as follows:

- **Riopol:** Riopol's selling, general and administrative expenses totaled R$ 2.3 million this quarter, down by 20.9% the same period of 2004, as a result of the lower traded volume.

- **Politeno:** Politeno's selling, general and administrative expenses totaled R$ 28.6 million, up by 1.1% the same period of 2004, mainly due to higher export freight expenses.

- **Petroflex:** Petroflex's selling, general and administrative and other operating expenses totaled R$ 20.0 million, in July and August, being the main lines freight, third-party services and personnel expenses.

EBITDA

The Company's pro-forma consolidated EBITDA reached R$ 49.7 million in the quarter, recording a 51.6% drop in comparison to the EBITDA recorded in 3Q04, due to the reduction in the Ebitda of the jointly controlled companies. In comparison to 2Q05, pro-forma consolidated EBITDA recorded a 21.8% increase, mainly due to the 42.7% increase in Polibrasil's EBITDA versus the previous quarter. Consolidated EBITDA margin in the quarter was 7.4%, 7.4 p.p. below the margin recorded in the same period of 2004.

Accumulated pro-forma EBITDA was R$ 169.6 million, with an 8.8% margin.

Consolidated EBITDA performance (Pró-Forma)
(R$ million)


150
125
100
75
50
25
0
25%
20%
15%
10%
5%
0%
16.0%
13.9%
19.6%
13,.1%
6,.2%
7.4%
76.4
86.9
102.5
141.0
79.1
40.8
49.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05


SUZANO
PETROQUÍMICA
3Q05 Results

EBITDA R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil[1]	**44.6**	**77.6**	**(59.8)**	**121.2**	**206.9**	**(41.4)**
Politeno	22.9	52.4	(56.3)	100.3	130.0	(22.8)
Petroflex	15.6*	50.7	-	149.3**	125.2	-
Rio Polímeros	(2.2)	2.0	-	(6.6)	4.2	-
Consolidated* **	**49.7**	**102.5**	**(51.6)**	**169.6**	**265.8**	**(36.2)**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** Riopol had a negative EBITDA of R$ 2.2 million in 3Q05, which is an expected result to the pre-marketing activity that consists of reselling third parties' products. In the same period of 2004 cash generation of R$ 2.0 million was possible due to the favorable market condition.

- **Politeno:** Politeno recorded a 56.3% drop in EBITDA in the quarter, compared to 3Q04, due to a strong drop in gross income, as a result of the lower net revenues, generated by lower average prices, not being fully offset by COGS decrease. Politeno's EBITDA margin was 7.9% in the quarter, posting a 7.4 b.p. drop in comparison to 3Q04.

- **Petroflex:** EBITDA for July and August was R$ 15.6 million, corresponding to an EBITDA/ton of approximately R$ 300, in comparison to an Ebitda/ton of approximately R$ 550 in 3Q04. Petroflex's EBITDA margin was 7.4%, a 7.3 b.p. drop versus 3Q04. Such drop is a result of increased production cost, due to the increase in the main raw materials cost, associated to a strong increase in selling expenses.

Financial Result and Debt

The Company's **pro-forma** consolidated net financial result was negative at R$ 2.5 million, in comparison to a positive R$ 7.1 million in the same period of 2004, mainly due to the positive impact of the 8.1% Real appreciation for the US dollar denominated debt of our jointly controlled companies in 3Q04, despite the negative result on the cash of Suzanopar Ltd. overseas in the same period. Suzanopar's cash on September 30, 2005 was approximately US$ 14 million. Suzano Petroquímica invested R$ 34 million in the Riopol project during the quarter, was and the equity contributions are already in a final stage.

Consolidated net debt on September 30, 2005 reached R$ 1,472.3 million, compared to R$ 609.8 million in June 2005, recording a 140% increase in the period. This increase is mainly explained by the issuance of new debt for the acquisition of Polibrasil by Suzano Petroquímica. New issuance totaled approximately R$ 635 million in the quarter.

Income Tax and Social Contribution

In the quarter, the **pro-forma** consolidated income tax and social contribution were R$ 9.5 million, compared to the income tax and social contribution of R$ 28.6 million in the same period of 2004. The drop is due to a lower taxable amount in the period.


SUZANO
PETROQUÍMICA
3Q05 Results

Net Income/Loss for the Period

In the quarter, **pro-forma** consolidated net income was R$ 6.7 million, in comparison to a R$ 31.6 million net income recorded in the same period of 2004. Net income decrease in the quarter was due to a drop in the net income of our jointly controlled companies.

Conference Call

Tomorrow, 11/04, we will host our conference call in English, as follows:

English Presentation
Friday, November 4, 2005
9:30 am - US EST
12:30 pm - Brasília time
Phone: (+ 1 973) 935-2100
ID Code: 6610295 or Suzano Petroquímica

The slide presentation will be available at the conference call webcast, available on our website www.suzanopetroquimica.com.br

Apimec Meeting

The Company will host public meeting with analysts to present 3rd quarter 2005 earnings result, as follow:

São Paulo
Monday, November 7, 2005 – at 6pm (local time)
Hotel Renaissance - Alameda Santos, 2233 – Salas Andes e Pampas
RSVP: (55 11) 3107-1571

Porto Alegre
Tuesday, November 8, 2005 – at 9am (local time)
Salão Nobre do Palácio do Comércio - Largo Visconde do Cairú, 17 – 7° andar
RSVP: (55 51) 3224-3121

Brasília
Tuesday, November 8, 2005 – at 6pm (local time)
Manhattan Plaza Hotel - SHN, Quadra 2, Bloco A – Sala Brooklin
RSVP: (55 61) 3443-4003

Belo Horizonte
Wednesday, November 9, 2005 – at 9am (local time)
Liberty Palace - Rua Paraíba, 1465 - Savassi
RSVP: (55 31) 3213-0693

Rio de Janeiro
Wednesday, November 9, 2005 – at 6pm (local time)
Auditório da Firjan - Rua Graça Aranha, 1 – 13 ° andar
RSVP: (55 21) 2507-6345


3Q05 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	9/30/2005	6/30/2005
Cash and cash equivalents	32,466	21,012
Other current assets	4,460	3,700
Long-term assets	10,750	10,719
Other permanent assets	1,658,147	973,340
Property, plant and equipment	1,264	859
Total Assets	**1,707,087**	**1,009,630**
Suppliers	-	-
Short-term loans	555,357	6,510
Other short-term liabilities	58,151	2,117
Long-term loans	88,888	3,152
Other long-term liabilities	819	729
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	1,003,872	997,122
Total liabilities	**1,707,087**	**1,009,630**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	9/30/2005	6/30/2005
Cash and cash equivalents	212,963	165,035
Other current assets	566,853	391,817
Long-term assets	218,134	143,645
Other permanent assets	721,180	196,949
Property, plant and equipment	1,460,844	1,179,766
Total Assets	**3,179,974**	**2,077,212**
Suppliers	164,590	77,761
Short-term loans	857,191	180,958
Other short-term liabilities	97,895	35,555
Long-term loans	828,084	593,882
Other long-term liabilities	169,423	150,900
Future Periods Results	45,617	33,034
Minority interest	13,302	8,000
Shareholders' equity	1,003,872	997,122
Total Liabilities	**3,179,974**	**2,077,212**

SUZANO
PETROQUÍMICA


3Q05 Results

Suzano Petroquímica - Consolidated
Income Statement

R$ thousand

	Actual					Pro Forma				
	3Q05	3Q04	Var. %	2Q05	Var. %	3Q05	3Q04	Var. %	2Q05	Var. %
Gross Revenues	645,878	565,503	14%	540,538	19%	865,429	887,342	-2%	848,505	2%
Gross Revenues Deductions	(142,253)	(117,594)	21%	(120,809)	18%	(193,388)	(194,075)	0%	(195,221)	-1%
Net Revenues	**503,625**	**447,909**	**12%**	**419,729**	**20%**	**672,041**	**693,267**	**-3%**	**653,284**	**3%**
Cost of Goods Sold	(434,077)	(355,257)	22%	(365,218)	19%	(579,218)	(550,371)	5%	(577,844)	0%
Gross Income	**69,548**	**92,652**	**-25%**	**54,511**	28%	**92,823**	**142,896**	**-35%**	**75,440**	**70%**
Gross Margin	*13.8%*	*20.7%*		*13.0%*		*13.8%*	*20.6%*		*11.5%*	
Selling Expenses	(35,308)	(26,592)	33%	(25,480)	39%	(47,524)	(42,750)	11%	(39,374)	21%
General and Administrative Expenses	(15,570)	(13,096)	19%	(14,778)	5%	(18,325)	(16,779)	9%	(19,412)	-6%
Other Net Operating Revenue (Expenses)	1,552	(791)	-	1,437	8%	2,289	(1,308)	-275%	3,506	-35%
Activity Result	**20,222**	**52,173**	**-61%**	**15,690**	**29%**	**29,263**	**82,059**	**-64%**	**20,160**	**45%**
Net Financial Revenues (Expenses)	4,067	(848)		10,051	-60%	(2,457)	7,094	-135%	23,568	-110%
Financial Revenues	190	-6334		4609	-96%	-555	-3450	-84%	7941	-107%
Financial Expenses	3,877	5,486	-29%	5,442	-29%	(1,902)	10,544	-118%	15,627	-112%
Equity Results	-	-		-		-	-		-	
Goodwill amortization	(4,269)	(628)	580%	(628)	580%	(4,577)	(1,090)	320%	(1,089)	320%
Net non-Operating Revenues (Expenses)	(4,380)	(2,464)	78%	(3,416)	28%	(4,680)	(5,018)	-7%	(6,875)	-32%
Income Before Income Tax and Social Contributi	**15,640**	**48,233**	**-68%**	**21,697**	**-28%**	**17,549**	**83,045**	-79%	**35,764**	-51%
Income Tax and Social Contribution	(8,598)	(16,296)	-47%	(7,117)	21%	(9,473)	(28,540)	-67%	(11,927)	-21%
Monirity Interest	(292)	(490)	-40%	(162)	80%	(1,326)	(22,912)	-94%	(9,419)	-86%
Net Income/Loss for the Year	**6,750**	**31,447**	**-79%**	**14,418**	**-53%**	**6,750**	**31,593**	**-79%**	**8,247**	**-18%**
EBITDA	34,652	63,732	-46%	27,405	26%	49,659	102,532	-51.6%	40,788	22%
EBITDA Margin	*6.9%*	*14.2%*		*6.5%*		*7.4%*	*14.8%*		*6.2%*	


3Q05 Results

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	3Q05	3Q04	Var. %	2Q05	Var. %
Gross Revenues	-	-	-	-	-
Gross Revenues Deductions	-	-	-	-	-
Net Revenues					
Cost of Goods Sold	-	-	-	-	-
Gross Income	-	-	-	-	-
Selling Expenses	-	-	-	-	-
General and Administrative Expenses	(4,972)	(3,980)	25%	(4,287)	16%
Other Net Operating Revenue (Expenses)	-	-		132	
Activity Result	(4,972)	(3,980)	25%	(4,287)	16%
Activity Margin	*n.m.*	*n.m.*		*n.m.*	
Net Financial Revenues (Expenses)	(4,737)	(219)	2063%	906	-623%
Financial Revenues	1,175	166	608%	1,372	-14%
Financial Expenses	(5,912)	(385)		(466)	
Equity Results	19,968	35,587	-44%	18,269	9%
Goodwill Amortization	(3,654)	(167)		(167)	
Net non-Operating Revenues (Expenses)	-	18		-	
Income Before Income Tax and Social Contributi	**6,605**	**31,239**		**14,853**	-56%
Income Tax and Social Contribution	145	354		(435)	-133%
Minority Interest	-	-		-	
Net Income/Loss for the Year	6,750	31,593	-79%	14,418	-53%
Number of shares	226,695,380	221,195,380		226,695,380	
Income (loss) per Share	0.03	0.14		0.06	


SUZANO
PETROQUÍMICA
3Q05 Results

Suzano Petroquímica Announces 3rd Quarter 2005 Earnings Results

Suzano Petroquímica takes the control of the largest polypropylene operation in Latin America and reaches a R$672 million pro-forma net revenue in the quarter

São Paulo, November 3, 2005 – Suzano Petroquímica S.A. (a "Companhia") (BOVESPA: SZPQ4; LATIBEX: XSUPT), the Latin American leader in the production of polypropylene and a joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its earnings results for the third quarter 2005 (3Q05).

The Company's operational and financial information, unless otherwise indicated, is presented based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this release take into account the same quarter of 2004 (3Q04), unless otherwise specified.

Share Information
(in 11/01/05)

	SZPQ4
R$/ share	**5.01**
Maximum – 52 weeks	**7.73**
Minimum – 52 weeks	**4.05**

Market value: R$ 1.1 billion (US$ 504.6 million)

Number of Shares: 226,695,380

Exchange rate: 2.2508

For consolidation purposes, the elements composing the financial statements of each jointly controlled company were grouped in the Company's consolidated financial statements in proportion to the share held by the Company in the the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: **50% in July and August and 100% in September** in Polibrasil Participações S.A. (holder of 98.% of Polipropileno S.A., which holds 99.9% of Polibrasil Resinas S.A., which is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from equity interest held in view of Politeno's class B preferred shares, which have a fixed annual dividend of 6% of the equity value of the shares.

Special Features of this Earnings Release:

1. Pro-forma consolidation of i the company's financial statements, taking into consideration 100% stake in Polibrasil Participações for all periods presented, in order to allow a better analysis among the periods and results forecast;
2. Until September 1, Polibrasil's financial statements reflected the results of the polypropylene compounding business, which on that date was transferred to Basell. In the case of adjustments as to improve the comparison with future periods, we indicate that in the last 3 years polypropylene compound sales volume represented approximately 5% of Polibrasil's total sales volume, while net revenue from this sales volume were equivalent, in average, to 8% of Polibrasil's total net revenues.
3. Polypropylene business performance analysis, currently conducted by Suzano Petroquímica's PP unit, is concentrated at Suzano Petroquímica Parent Company section. The performance analysis of the companies where Suzano Petroquímica holds joint control are disclosed at the Suzano Petroquímica Consolidated section.
4. Consolidation of only two months of Petroflex's results (July and August), due to the implementation of the Company's new ERP – Enterprise Resource Planning system in September. The operational data of that month was not accounted in time to be booked this quarter, and therefore, the results of September will be incorporated in the last quarter of 2005. Thus, our consolidated result will reflect our stake in Petroflex taking into consideration two months of the period.

For further information, please contact the Investor Relations Department:

Andrea Pereira
(55 11) 3345-5886
andreas@suzano.com.br

Cristina Guedes
(55 11)3345-5887
cguedes@suzano.com.br

SUZANO
PETROQUÍMICA


3Q05 Results

3rd Quarter 2005 Highlights

Suzano Petroquímica takes the control of the largest polypropylene operation in Latin America

- ✓ Suzano Petroquímica concluded, on September 1, the operation for the acquisition of Basell's stake in Polibrasil, for the amount of US$ 276.8 million. This operation involved the simultaneous sale of Polibrasil's polypropylene compounding business to Basell, for US$ 23.0 million, resulting in a net disbursement of US$ 253.8 million by Suzano Petroquímica.
- ✓ Through this transaction, Suzano Petroquímica became the Latin American leader in the production of polypropylene and the second largest producer of thermoplastic resins in Brazil, with a production capacity of 625 thousand tons/year, which will be expanded to 875 thousand tons/year after the implementation of the already approved expansion project.

Suzano Petroquímica implements Financial Restructuring

- ✓ Aiming at, not only, paying Basell for its stake at Polibrasil, but also funding the expansion project and refinancing the debt owed by Polibrasil with less competitive conditions, Suzano Petroquímica is negotiating a financial package already disclosed, which will allow, at the same time, an increase of the average debt maturity from 2.5 years to 6.6 years and a reduction in the cost of debt. More details at the "Recent Events" section.

Suzano Petroquímica begins its Corporate Restructuring

- ✓ With the acquisition of Polibrasil's control, Suzano Petroquímica could start an important corporate restructuring process through which it will become an operational company. For that purpose, important steps for the corporate restructuring had already been accomplished. More details at the "Recent Events" section.

Suzano Petroquímica conquers the National Quality Award - PNQ

- ✓ Suzano Petroquímica was awarded, on October 28, with the National Quality Award (PNQ). The National Quality Award was implemented in Brazil in 1992, using the same structure of the Malcoln Baldrige (USA), Deming (Japan) and European Quality Award (Europe) awards, as to disseminate best management practices. The award is a result of a selection process aiming at beneficing the Brazilian economy through the dissemination and experience exchange amongthe groups with management excellence. Since its implementation, only 19 companies that are known by adopting FNQ's excellence criteria, were granted with the award. However, among all winners, Suzano Petroquímica is the only one to win the PNQ Award having all of its units under assessment (Mauá, Duque de Caxias, Camaçari and its Headquarter).
- ✓ PNQ excellence criteria has as fundamentals: a) leadership and objective consistency; b) future vision; c) focus on the client and the market; d) social and ethical responsibility; e) decision based on facts; f) staff value; g) access to processes; h) focus on the results; i) innovation; j) agility; k) corporate learning; and l) system vision.
- ✓ This year, more than 40 companies participated in the process, out of which only 18 were approved to the second stage and only 8 went to the finals. The award ceremony will take place on November 27, at the Palácio dos Bandeirantes, where the main leaders of the country will be present and also shall have the presence of the Brazilian President.


SUZANO
PETROQUÍMICA
3Q05 Results

Polibrasil Resinas conquers the international award "BSC Hall of Fame"

- ✓ Suzano Petroquímica was granted with the BSC Hall of Fame award that honors companies with the best cases of implamentation of Balance Scorecard methodology, developed by the Harvard teachers, David Norton and Robert Kaplan. With the participation of national and international companies, the Hall of Fame Award is in its third edition and was created to highlight and reward companies considered outsatanding for applying best practices as a strategy.
- ✓ Suzano Petroquímica was contemplated with the award because of was its differential on the BSC effectiveness, once is a management model that helps companies to translate strategies into operational goals driving behavior and performance. After the implementation of the BSC, by the end of 2003, the gains in agility and process improvement were optimized, reinforcing Suzano Petroquímica's drivers: growth, profitability and sustainability focusing on what is really important for the company's strategic activity.


SUZANO
PETROQUÍMICA
3Q05 Results

SUZANO PETROQUÍMICA PARENT COMPANY

Industry and Economic Outlook

During the 3Q05 we observed a good recovery for local sales and prices of thermoplastic resins, mainly for polypropylene, reversing the behavior verified in 1H05, when local sales performed below the expectations prevailing by the end of 2004. During 1H05, converters primed for the consumption of inventories, built up by the end of last year, also stimulated by the high real interest rates verified in the market, which negatively impacted local sales of polypropylene resins in the period.

With the strong drop in converters inventory level, we observed a consistent recovery of resin purchase during 3Q05, which allowed readjustments in the polypropylene sales price, as they were negatively impacted in 1H05 due to a weak sales volume. Such readjustments in the polypropylene sales price aimed at, not only transferring the increase in raw material prices occurred in 1H05, but also aligning local prices to the current international scenario.

According to Coplast/Siresp data, domestic demand for polypropylene in 3Q05 recorded a 17.6% growth in comparison to 2Q05 and was only 0.8% below 3Q04. Brazilian polypropylene exports in 3Q05 were 67.9% higher than in 2Q05 and 160.9% above 3Q04. Polypropylene imports in 3Q05 were 21.9% above 2Q05 and 31.1% above 3Q04.

The favorable scenario in the international polypropylene market during 3Q05 provided good opportunities for Brazilian exports, as the recent natural disasters in the USA limited resin production in that region and opened new exports alternatives. On the other hand, the Real appreciation in the period stimulated an increase in Brazilian resin and final products imports.

In addition, the foreign exchange appreciation verified in the period negatively impacted sales revenues for petrochemical companies in general; as prices are based on US dollars. Therefore, with lower foreign exchange rates, the same amount of US dollars will be equivalent to a lower amount of Reais.

Production

Suzano Petroquímica, which operates the polypropylene (PP) business, produced 160.9 thousand tons in the quarter, 1.7% above 3Q04 and 4.7% above 2Q05. The production accumulated in the first nine months of the year reached 439.3 thousand tons, a 1.7% growth in comparison to the same period of 2004, confirming the leadership position of the company in the production of polypropylene in Latin America.


158
154
4.7%
161
3Q04
2Q05
3Q05

Highlight
The average operating rate in the quarter was 99%, a record percentage since the start up of the Mauá unit in March 2003.


3Q05 Results
SUZANO
PETROQUÍMICA

Sales

Highlight
Record sales in 3Q05: 168 thousand tons, being 78% in the domestic market


20.4%
146
140
168
13%
17%
22%
87%
83%
78%
ME
MI
3Q04
2Q05
3Q05

Suzano Petroquímica reached record sales in 3Q05, totaling 168 thousand tons of polypropylene, due to the recovery of local consumption, mainly led by the packaging industry. This volume was 15.2% higher 3Q04 and 20.4% above 2Q05, pointing out the sales recovery, especially in the food and cosmetics sectors. Sales volume accumulated in the first nine months of 2005 was 417.7 thousand tons, still 1.9% below the volume recorded in the same period of 2004, mainly due to the increase in resin and finished products imports, partially motivated by the Real appreciation in the period.

- Exports:

Polypropylene exports in 3Q05 totaled 37.4 thousand tons, volume 96.8% above the same period of 2004. In the first nine months, polypropylene exports went up by 25.6% in comparison to the same period of 2004. Such increase was motivated by better export opportunities during the year, due to insufficient resin supply coupled with the continued demand growth for polypropylene in the world, aggravated, this quarter, by natural disasters in the North American golf, an important petrochemical producer region in the USA.


Exports per Region
Africa
20%
South America
34%
Middle East
0%
Europe
3%
Asia
43%

Net Operating Revenue

In 3Q05, Polibrasil's net operating revenue reached R$ 521.6 million, a 6.3% increase versus the same period of 2004, as a result of higher sales volume, despite the average price was still 7.8% lower than the same quarter of 2004, due to higher exports and to the Real appreciation in 2005. In comparison to the previous quarter, the average sales price was 7.3% lower in Reais, behavior that is being reverted by successive readjustments in prices during the quarter.

Net revenues for the first nine months reached R$ 1.4 billion, 8.9% higher than the amount recorded in the same period of 2004. The average sales price practiced in 9M05 remains 11% higher than the sales price practiced in the same period of 2004.


Net Revenues (R$ million)
337
451
491
533
404
467
522
ME
MI
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05


SUZANO
PETROQUÍMICA
3Q05 Results

Cost of Goods Sold (COGS)

> Highlight: 19% decrease in the average propylene price, the main raw material, in comparison to 2Q05

Polypropylene cost of goods sold in the quarter was R$ 451.7 million, corresponding to a 15.7% increase versus the same period of 2004 and a 6.2% increase in comparison to the previous quarter. The increase in comparison to the same quarter of the previous year is mainly due to higher sales volume, as the cost per ton remained stable between the periods. In comparison to 2Q05, there was an 11.8% drop in sales costs per tons, being COGS increase an exclusive result of higher sales volume (+20.4%).

COGS Opening (3Q05)


Other Inputs 11%
Labor 2%
Eletric Power 2%
Depreciation 3%
Main Raw Material 72%
Others 10%

With the 19% decrease in the average propylene price this quarter, versus 2Q05, the propylene cost per ton sold in this quarter was 17% below the propylene cost per ton sold in COGS in 2Q05, and 4% below the cost per tons produced in the same period of 2004. Propylene represented 72% in COGS in the quarter, versus 76% in 3Q04 and 2Q05.

Operational Expenses

Polibrasil's selling, general and administrative expenses reached R$ 43.2 million, 6% above the same quarter of 2004 and 30.5% higher than 2Q05. The main factor that contributed for this increase in operating expenses was the increase in freight expenses, due to the higher sales volume. The increase in comparison to 2Q05 was due to the reversion for bad debt provision in the amount of R$ 3.8 million, non-recurring, realized during that quarter.

When consolidating polypropylene operational expense with Suzano Petroquímica Parent Company's expenses, which totaled R$4.6 million in 3Q05, the total operational expense amounts to R$47.8 million.

EBITDA

> 67% EBITDA growth for the polypropylene business in comparison to 2Q04


125,0
100,0
75,0
50,0
25,0
0,0
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
18,6%
14,7%
15,8%
20,1%
12,4%
5,7%
8,5%
62,9
66,5
77,6
107,4
49,9
26,7
44,6
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05

The EBITDA for the polypropylene business in 3Q05 was R$ 44.6 million, a 42.6% drop in comparison to the same period of 2004, but 66.7% above the amount recorded in 2Q05. This EBITDA decrease in the last twelve months is due to margim reduction mainly because of lower average prices in ReaisDuring 3Q05 we observed the consistent reversion of this scenario, with sales price recovery and drop in propylene price. EBITDA margin was 8.5% in the quarter, 8.3 b.p. below the 3Q04 margin, but 2.8 b.p. above the 2Q05 margin. The margin decrease is also a result of higher exports, therefore, reducing margin per ton sold. The accumulated EBITDA for the polypropylene business in the first nine months of 2005 was R$ 121.2 million, with an 8.7% margin, a 41.4% decrease in comparison to the same period in 2004.

When consolidating polypropylene EBITDA including Suzano Petroquímica Parent Company's expenses, the R$44.6 million recorded in 3Q05 would change to R$40.9 million. The accumulated EBITDA for the year would be R$ 111.3 million, with an 8% margin.


3Q05 Results
SUZANO
PETROQUÍMICA

Financial Result and Debt

Our Net Financial Result for the PP business was positive R$ 4.1 million, in comparison to a positive R$ 27.0 million in 2Q05, mainly due to a lower positive impact of the Real appreciation in the US dollar denominated debt in the quarter. The company had, on September 30, a R$ 430.7 million net debt, out of which 68% were denominated in foreign currency.

The parent company's net financial result was a negative R$ 4.7 million this quarter, as a result of the interest of new debt made by the company for the acquisition of Basell's stake in Polibrasil, and also to the restructuring of the debt profile of the "new Suzano Petroquímica parent company", in accordance to the table below. On September 30, the company had a R$ 611.8 million net debt, out of which 68% were denominated in foreign currency, versus a cash position of R$ 11.3 million recorded on June 30, 2005.

Therefore, the "new Suzano Petroquímica parent company" net debt, or the net debt for Polibrasil Participações together with Suzano Petroquímica parent company totaled R$ 1.0 billion on September 30, 2005. The increase in the leverage ratio does not represent any risk due to the expressive increase in the debt amortization schedule, as the strategy for this reduction was based, mainly, in the PP business cash generation recovery, as well as, the additional cash generation coming from the announced expansion projects.

Net Income

Net income for the PP business was R$ 16.5 million in the quarter, recording a drop of 62.5% in comparison to the same period of 2004 and of 9.1% in comparison to 2Q05. The drop in comparison to the same period of 2004 is a result of lower gross income, due to the increase in propylene cost, to a financial revenue result R$ 5.4 million lower and, in a lower scale, to the increase in administrative and selling expenses.

When consolidating administrative and financial expenses of Suzano Petroquímica Parent Company, which totaled R$13.3 million in 3Q05, net income for the new Suzano Petroquímica parent company results in R$15.4 million in the quarter, including equity for the joint controlled companies.

CAPEX and Market Performance

Suzano Petroquímica's PP unit invested R$ 37.5 million during the first nine months of the year, being approximately 60% of this amount applied to the expansion project, as the beginning of the production capacity expansion at the Duque de Caxias unit, which will be expanded from 200 to 300 thousand tons/year, and the construction of the polypropylene compound unit in Pindamonhangaba, as negotiated with Basell during the acquisition of Polibrasil.

According to its policy for new markets development, Suzano Petroquímica will launch products based on nanotechnology, being the first petrochemical company in Latin America to develop a portfolio of products using nanotechnology. Studies, in partnership with well known Brazilian universities and some strategic clients, are at an advanced stage and the expectation is that, between this year end and the beginning of 2006, two important markets for Suzano will be contemplating with this innovation. The segments where the Company intents to act in this first stage is the packing and car manufacturing industry, which together accounts for approximately 55% of the PP market.

Another segment where Suzano is investing is packaging for the shoe industry. The project, named "Polibrasil Shoe Collection", presented the new shoe packaging concepts for men, women and children, a market that trades R$7 billion per year. The investment is this sector is tied to the company's target of acting close to the final consumersthrough researches in new appliance niches. Therefore, identify partners for the development of projects that use polypropylene in replacement to traditional materials, as polypropylene allows new possibilities and adds value to the product, having as a goal the concept of package will be treated as part of the product, inducing consumer's behavior.


SUZANO
PETROQUÍMICA
3Q05 Results

Guidance for the Polypropylene Business

This positive environment in 3Q05 provides a strong indication that both in the short and long run it will occur the expected good performance of the petrochemical sector will occur, mainly for the polypropylene business. In the short run, we are already noticing an important recovery in the polypropylene price at local and international markets, *and also in the polypropylene demand, as by the end of the year end there is a higher consumption motivated by the* holidays and the summertime in Brazil.

In the long run, taking into consideration that most of the big expansions are concentrated in the Middle East are not for polypropylene production, and that the demand for polypropylene usually presents strong annual growth, at higher levels than the production expansion rates, the balance between supply and demand for polypropylene should remain stable in the next years, creating a favorable environment for the business in the long run.

This positive environment in 3Q05 provides a strong indication that the expected good performance of the petrochemical sector will occur, mainly for PP, both in the short and long run.

Recent Events

✓ Financial Restructuring:

Aiming at, not only paying Basell for its stake at Polibrasil, but also funding the expansion project and replacing debt owed by Polibrasil with less competitive conditions, Suzano Petroquímica is negotiating a financial package, alredy disclosed, taking the opportunity provided by a better liquidity in the local and international financial markets.

As announced in Relevant Notice, dated September 1, the company raised US$ 265 million through Export Credit Note in the amount of US$ 40 million, through Banco Votorantim S.A., with a 10 years maturity, and R$ 540 million in Promissory Notes ("NPs"), with a 180 days maturity, renewable for more 180 days

As to settle the promissory notes, Suzano Petroquímica issued the Export Credit Note, in Reais, with Banco Bradesco S.A., having already accomplished a R$ 96 million withdrawal, being R$ 88 million used to partially settle promissory notes on October 10. With this same purpose, and to finance part of the investments, an IFC financing will be disbursed shortly in the amount of US$ 200 million. In addition, other financial operations with other financing banks.are also in the final stage of negotiation,

Finally, on October 13, Suzano Petroquímica, with the funding raised through an Export Credit Note with Banco Votorantim, in the amount of US$ 60 million, had anticipated pre-paid US$ 61 million debt with FMO (Financierings-Maatschappij voor Ontwikkelingslanden N.V.) and syndicate of banks.


SUZANO
PETROQUÍMICA
3Q05 Results

✓ Corporate Restructuring Implementation:

Aiming at simplifying its structure and formally becoming an operational company, important steps towards the corporate restructuring process were implemented. On September 6, Suzano Química, controlled by Suzano Petroquímica, filed at CVM (Braziliang Securities Commission) a request for the cancellation of publicly-held company register of Polipropileno S.A. and Polipropileno Participações S.A., through a Public Offerings for the acquisition of the shares.

On October 26, CVM approved the public offering register for both companies, and the respective call notices were published on October 27. As established in the call notices, the period for minority shareholders exercise their request started on October 28 and will end on November 28. The financial settlements for these two public offerings are expected to occur on November 29. The public offering for the cancellation of the publicly-held company register of Polipropileno Participações S.A. and Polipropileno S.A already counts with 79.8% and 76.3% favorable manifestation from its common and preferred shares, respectively.

At the same time, on September 30, Suzano Química Ltda. had incorporated Suzano Poliolefinas Ltda (former Basell Poliolefinas), becoming the only shareholder of Polibrasil Participações S.A.. By that, Suzano Química incorporated Polibrasil Participações and now directly controls Polipropileno S.A.


Estrutura Anterior
SUZANO
SPQ Invest. e Partic. Ltda
Suzano Química
Basell Poliolefinas
Politeno
Poliprop. Participações
Petroflex
Rio Polímeros
Polibrasil Partic. SA
Norquisa
Polipropileno S.A.
Braskem
Polibrasil Resinas
PQU
Legenda:
% no capital votante
% no capital total
Holding
Operacional


Estrutura Atual
SUZANO
SPQ Invest. e Partic. Ltda
Suzano Química
Politeno
Poliprop. Participações
Petroflex
Rio Polímeros
Norquisa
Polipropileno S.A.
Braskem
Polibrasil Resinas
PQU


Estrutura Pós Reestruturação
SUZANO
SPQ Invest. e Partic. Ltda
PQU
Petroflex
Rio Polímeros
Politeno
Norquisa
Braskem

After the fulfillment of all stages of Suzano Petroquímica's corporate restructuring process, the Company's organization chart will be dramatically simplified, providing more transparency and facilitating the understanding of its activities by market in general. The next steps will involve the incorporation of Suzano Química Ltda., Polipropileno S.A. and Polibrasil Resinas S.A. by Suzano Petroquímica. SPQ Investimentos e Participações Ltda. shall incorporate Polipropileno Participações S.A..

Suzano Petroquímica hopes to reach this new


SUZANO
PETROQUÍMICA
3Q05 Results

- ✓ Suzano Petroquímica will be participating at the Brazil Day, on November 14, 2005, at the Embassy Suits Hotel, NY. We will be part of the Panel 6, from 2:30pm to 4pm, discussing the oil and petrochemical sector in Brazil.
- ✓ The company will also be participating in the 7th Latibex Forum, to be held on November 16 to 18, at the Intercontinental Hotel, in Madrid. We will be part of the panel that will discuss the oil, gas and petrochemical sector, on November 16, from 12:15pm to 1:30 pm.

SUZANO PETROQUÍMICA CONSOLIDATED

Highlights of the Consolidated Result*

Consolidated Highlights* (R$ million)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Net Revenues	672.0	693.3	(3.1)	1,927.5	1,798.6	7.2
Gross Income	92.8	142.9	(35.0)	286.2	357.7	(20.0)
Gross Margin	13.8	20.6	- 6.8 b.p.	14.8	19.9	- 5.1 b.p.
Ebitda	49.7	102.5	(51.6)	169.6	265.8	(38.6)
Ebitda Margin	*7.4*	*14.8*	*- 7.4 b.p.*	*8.8*	*14.8*	*- 6.3 b.p.*

* Pro-forma consolidated results taking into consideration 100% stake in Polibrasil Participações S.A.

Industry and Economic Outlook

As mentioned for Suzano Petroquímica Parent Company, in 3Q05 a recovery for thermoplastic resins demand was noticed, due to the decrease in converters inventory level during 1H05.

According to Coplast/Siresp data, domestic demand for polyethylene in 3Q05 recorded an 18.4% increase in comparison to 2Q05 and a 1.0% drop in comparison to 3Q04. Brazilian polypropylenes exports in 3Q05 were 5.3% above the 2Q05 exports and 29.4% above 3Q04. Resin imports were 10.6% higher than in 2Q05 and 9.6% above 3Q04.

The polyethylene market presented a recovery in the quarter, in comparison to the previous quarter, mostly due to the seasonal increase in demand by this time of the year. In addition to that, the natural disasters occurred in the USA reduced the PE supply in the domestic market, as Dow Argentina moved an important part of its sales to the USA, which are usually directed to the Brazilian market. Therefore, with the shortage in supply and the recovery of the domestic market, polyethylene producers managed to place price increases, starting by the end of September, aiming at recovering the domestic market margin. With the reduction in converters inventory levels, this movement of prices recovery shall be even stronger during 4Q05, also causing a decrease in export levels for the sector.

The synthetic rubber industry presented a small decrease in demand, as a result of the the builddown inventory movement during the 3Q05, in the tires segment and the increased volume of Chinese products for the in the shoe industry. The synthetic rubber destined to the asphalt segment presented a slight improvement due to the intensification of governmental initiatives regarding the national highway network.


3Q05 Results
SUZANO
PETROQUÍMICA

Operational Performance of our Jointly Controlled Companies

The following information regards exclusively the companies where Suzano Petroquímica is a jointly controlling shareholder.

It is important to highlight that all information disclosed for Petroflex in 3Q04 considers only two months (July and August), and the 9M05 represents information accumulated in the first eight months of the year (from January to August).

Production (000 ton)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Politeno	90.1	93.2	(3.3)	266.3	239.6	11.1
Petroflex	48.5*	95.1	-	219.9	267.0**	-
Rio Polímeros	NA	NA	-	NA	NA	-

Sales (000 ton)	3Q05	3Q04	Δ% year	9M05	9M04	Δ%
Politeno	95.9	92.5	3.7	270.4	249.4	8.4
Domestic Market	75.8	80.2	(5.5)	215.2	222.4	(3.2)
Exports Market	20.1	12.3	62.8	55.2	27.0	104.2
Petroflex	52.6*	92.5	-	219.1**	267.9	(5.0)
Domestic Market	34.4*	65.7	-	137.5**	189.3	-
Exports Market	18.2*	26.8	-	81.6**	78.6	-
Rio Polímeros (MI)	6.2	12.2	(49.0)	28.1	35.0	(19.9)

* July and August 2005

** Accumulated between January and August 2005

Riopol

✓ Riopol faced some operational difficulties normally expected for to the start up of a complex of its size, which has 2 thousand equipments and more than 10 thousand digital control instruments, that are already under control and **will not compromise Riopol's future performance**

In October the specification of the ethylene production was met and some ethylene storage has been made in order to start up the operation of the two polyethylene facilities. Riopol already has ethane and ethylene stored and has already soldhydrogen, and polymer grade propylene.

In the second half of October, Riopol shut sown the ethylene unit and will restart its operations by mid November.,After that, the two polyethylene facilities will be started up. The polyethylene production should begin in November, when the performance and reability testes for three facilities will be done, lasting approximately one month. We highlight that this start up operation and the tests will be conducted by the building consortium, as foreseen in the agreement.

✓ In the quarter, Riopol recorded a 6.2 thousand tons sales volume, still as a pre-marketing activity result. This result was 22.0% below the sales volume recorded in the same period of 2004 and 17.2% below sales volume in the previous quarter, already as a reflection of the final stage of this activity for Riopol. The pre-marketing program shall last until Riopol has its own production to supply its clients.

✓ **The results from the pre-marketing activities are not related to the Company's future expectations, as it is exclusively a result of the purchase and sale of polyethylene.**


SUZANO
PETROQUÍMICA
3Q05 Results

Politeno

✓ Politeno's production was 90.1 thousand tons in the quarter, 3.3% lower than the same period of 2004, and 2.0% lower in comparison to the previous quarter, operating in average 100% production capacity utilization rate, versus 104% and 102% in 3Q04 and 2Q05, respectively. The accumulated production in the year was 266.3 thousand tons, 11% higher than the same period of 2004. The average operating rate in this period was 98.6% versus 88.7% in the same period of 2004 due to a higher ethylene supply and also to some productivity improvements in the production facilities . Politeno recorded sales volume of 95.9 thousand tons, a 3.6% increase in comparison to the same period of 2004, being 21% of the total sales directed to the export market, versus 13% in 3Q04. The higher exports were motivated by the Company's policy to maintain low inventories for finished products. In comparison to the previous quarter, sales volume grew by 8.2%, as a result of the local demand recovery, with a 7% increase in local sales.

Petroflex

✓ Petroflex produced 48.5 thousand tons of synthetic elastomers between July and August (two months), working with an average operating rate of 71% in the period. The accumulated production between January and August was 219.9 thousand tons. **Such figures are not comparable to 3Q04 and 9M04, respectively, as it was not booked the production for September.**

✓ The Company's sales volume, between July and August was 52.6 thousand tons, being 65% of this amount directed to local market, and the remaining amount directed to exports. The increase in exports is also a result of the Company's migration to products with better added value, whose main market is outside Brazil.

Net Revenues

In 3Q05, **pro-forma** consolidated net revenues reached R$ 672.0 million, corresponding to a 3.1% drop in comparison to 3Q04 pro-forma, pointing out that this difference contemplates the consolidation of only two months for Petroflex. This drop in net revenues is also due to lower average price, in Reais, practiced by the companies between these two specific quarters, and also to the higher exports parcel in total sales volume and the Real appreciation in the period. Even so, pro-forma net revenues accumulated in the first nine months of the year was 7.2% higher than in the same period of 2004, mainly due to 2005 prices, which in average remained above 2004 prices.

Net Revenues R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil	**521.6**	**490.7**	**6.3**	**1,392.5**	**1,279.0**	**8.9**
Politeno	288.8	342.1	(15.6)	893.4	852.0	4.9
Petroflex	212.5*	344.1	-	943.8**	921.6	-
Rio Polímeros	19.9	40.9	(51.3)	97.6	108.3	(9.9)
Consolidated* **	**672.0**	**693.3**	**(3.1)**	**1,927.5**	**1,798.6**	**7.2**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration 100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** Riopol's net revenues reached R$ 19.9 million, a 51.3% drop compared to 3Q04, as a result of the drop in pre-marketing total sales volume, due to the proximity to its start up.


SUZANO
PETROQUÍMICA
3Q05 Results

- **Politeno:** Politeno's net revenue reached R$ 288.8 million, a 15.6% drop compared to 3Q04, as a result of lower average prices, in Reais (-18.5%), mainly because of export prices, despite the small increase in sales volume. Accumulated net revenue in the year, reached R$ 893.4 million, 4.9% above the same period of 2004, as a consequence of higher sales volume, despite the small drop in the average price.

- **Petroflex:** Petroflex's net revenue reached R$ 212.5 million in July and August, practicing average price approximately 30% above 3Q04. Accumulated net revenue between January and August totaled R$ 943.8 million, 2.4% above net revenues recorded for the first nine months of 2004, despite contemplating one month less from the result. Performance products (higher added value) represented 28% of the total sales in that period, in comparison to 18% in 3Q04.

Cost of Goods Sold (COGS)

Pro-forma cost of goods sold in the quarter reached R$ 579.2 million, a 5.2% increase in comparison to the same period of 2004, mainly explained by the increase in PP (Polibrasil) and PE (Politeno) sales volume. Pro-forma COGS was in line with 2Q05, despite the 7.7% increase in the consolidated sales volume, which is explained by the drop in the main raw material prices.

Cost of goods sold R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil	**451.7**	**390.2**	**15.7**	**1,212.0**	**1,023.8**	**18.4**
Politeno	242.4	268.7	(9.8)	723.1	673.0	7.4
Petroflex	179.6*	269.1	-	722.1**	742.9	-
Rio Polímeros	19.8	36.0	(45.0)	93.3	96.5	(3.3)
Consolidated* **	**579.2**	**550.4**	**5.2**	**1,641.3**	**1,440.8**	**13.9**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** Riopol's cost of goods sold, a result of the polyethylene purchase for resale, totaled R$ 19.8 million in the quarter, 45.0% lower than 3Q04, due to the decrease in the sales volume in the pre-marketing period.

- **Politeno:** Politeno's cost of goods sold reached R$ 242.4 million, 9.8% below the amount recorded in the same period of 2004, as an effect of ethylene price readjustment, calculated by the *margin share* formula between the crackers and resin producers, despite the higher sales volume in the quarter. The cost per ton was approximately 13% lower, as a result of the ethylene cost decrease and especially by the fixed costs dilution with higher sales volume. In comparison to 2Q05, COGS had also recorded a 1.7% drop, once again due to lower ethylene costs, the Company's main raw material.

- **Petroflex:** Petroflex's cost of goods sold, in July and August, was R$ 179.8 million, being the unitary cost 17.4% above than 3Q04 and 3.2% above 2Q05. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 16.3% between the two periods. Other

factors that impacted COGS the most were, besides higher butadiene costs, the increase in acrylonitrile price and third party expenses.

Gross Income

The Company's pro-forma consolidated gross income reached R$ 92.8 million in the quarter, corresponding to a 35.0% reduction in comparison to the same quarter of 2004. Pro-forma consolidated gross margin was 13.8% in the quarter, a 6.8 b.p. drop versus 3Q04 and a 1.2 b.p. increase versus 2Q05. This drop in gross income is explained by lower net revenues, due to lower average prices, and increased consolidated COGS, as a result of the combined effect of higher sales and higher raw material costs. The accumulated gross income reached R$ 286.2 million, a 20.0% drop in comparison to the gross income recorded in 9M04, due to the same reasons mentioned above.

Selling, General and Administrative Expenses (SG&A)

In 3Q05, selling, general and administrative expenses and other pro-forma operational expenses totaled R$ 69.5 million, corresponding to a 14.3% increase versus the same period of 2004 and to a 25.7% increase versus 2Q05. Such increases are explained as follows:

- **Riopol:** Riopol's selling, general and administrative expenses totaled R$ 2.3 million this quarter, down by 20.9% the same period of 2004, as a result of the lower traded volume.

- **Politeno:** Politeno's selling, general and administrative expenses totaled R$ 28.6 million, up by 1.1% the same period of 2004, mainly due to higher export freight expenses.

- **Petroflex:** Petroflex's selling, general and administrative and other operating expenses totaled R$ 20.0 million, in July and August, being the main lines freight, third-party services and personnel expenses.

EBITDA

The Company's pro-forma consolidated EBITDA reached R$ 49.7 million in the quarter, recording a 51.6% drop in comparison to the EBITDA recorded in 3Q04, due to the reduction in the Ebitda of the jointly controlled companies. In comparison to 2Q05, pro-forma consolidated EBITDA recorded a 21.8% increase, mainly due to the 42.7% increase in Polibrasil's EBITDA versus the previous quarter. Consolidated EBITDA margin in the quarter was 7.4%, 7.4 p.p. below the margin recorded in the same period of 2004.

Accumulated pro-forma EBITDA was R$ 169.6 million, with an 8.8% margin.

Consolidated EBITDA performance (Pró-Forma)
(R$ million)


150
125
100
75
50
25
0
25%
20%
15%
10%
5%
0%
16.0%
13.9%
19.6%
13,.1%
6,.2%
7.4%
76.4
86.9
102.5
141.0
79.1
40.8
49.7
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05


3Q05 Results
SUZANO
PETROQUÍMICA

EBITDA R$ million	3Q05	3Q04	Chg. %	9M05	9M04	Chg. %
Polibrasil[1]	**44.6**	**77.6**	**(59.8)**	**121.2**	**206.9**	**(41.4)**
Politeno	22.9	52.4	(56.3)	100.3	130.0	(22.8)
Petroflex	15.6*	50.7	-	149.3**	125.2	-
Rio Polímeros	(2.2)	2.0	-	(6.6)	4.2	-
Consolidated* **	**49.7**	**102.5**	**(51.6)**	**169.6**	**265.8**	**(36.2)**

* July and August 2005

** Accumulated between January and August 2005

*** Pro-forma, taking into consideration100% stake in Polibrasil Participações. The full acquisition took place on September 1, 2005.

- **Riopol:** Riopol had a negative EBITDA of R$ 2.2 million in 3Q05, which is an expected result to the pre-marketing activity that consists of reselling third parties' products. In the same period of 2004 cash generation of R$ 2.0 million was possible due to the favorable market condition.

- **Politeno:** Politeno recorded a 56.3% drop in EBITDA in the quarter, compared to 3Q04, due to a strong drop in gross income, as a result of the lower net revenues, generated by lower average prices, not being fully offset by COGS decrease. Politeno's EBITDA margin was 7.9% in the quarter, posting a 7.4 b.p. drop in comparison to 3Q04.

- **Petroflex:** EBITDA for July and August was R$ 15.6 million, corresponding to an EBITDA/ton of approximately R$ 300, in comparison to an Ebitda/ton of approximately R$ 550 in 3Q04. Petroflex's EBITDA margin was 7.4%, a 7.3 b.p. drop versus 3Q04. Such drop is a result of increased production cost, due to the increase in the main raw materials cost, associated to a strong increase in selling expenses.

Financial Result and Debt

The Company's **pro-forma** consolidated net financial result was negative at R$ 2.5 million, in comparison to a positive R$ 7.1 million in the same period of 2004, mainly due to the positive impact of the 8.1% Real appreciation for the US dollar denominated debt of our jointly controlled companies in 3Q04, despite the negative result on the cash of Suzanopar Ltd. overseas in the same period. Suzanopar's cash on September 30, 2005 was approximately US$ 14 million. Suzano Petroquímica invested R$ 34 million in the Riopol project during the quarter, was and the equity contributions are already in a final stage.

Consolidated net debt on September 30, 2005 reached R$ 1,472.3 million, compared to R$ 609.8 million in June 2005, recording a 140% increase in the period. This increase is mainly explained by the issuance of new debt for the acquisition of Polibrasil by Suzano Petroquímica. New issuance totaled approximately R$ 635 million in the quarter.

Income Tax and Social Contribution

In the quarter, the **pro-forma** consolidated income tax and social contribution were R$ 9.5 million, compared to the income tax and social contribution of R$ 28.6 million in the same period of 2004. The drop is due to a lower taxable amount in the period.


3Q05 Results
SUZANO
PETROQUÍMICA

Net Income/Loss for the Period

In the quarter, **pro-forma** consolidated net income was R$ 6.7 million, in comparison to a R$ 31.6 million net income recorded in the same period of 2004. Net income decrease in the quarter was due to a drop in the net income of our jointly controlled companies.

Conference Call

Tomorrow, 11/04, we will host our conference call in English, as follows:

English Presentation
Friday, November 4, 2005
9:30 am - US EST
12:30 pm - Brasília time
Phone: (+ 1 973) 935-2100
ID Code: 6610295 or Suzano Petroquímica

The slide presentation will be available at the conference call webcast, available on our website www.suzanopetroquimica.com.br

Apimec Meeting

The Company will host public meeting with analysts to present 3rd quarter 2005 earnings result, as follow:

São Paulo
Monday, November 7, 2005 – at 6pm (local time)
Hotel Renaissance - Alameda Santos, 2233 – Salas Andes e Pampas
RSVP: (55 11) 3107-1571

Porto Alegre
Tuesday, November 8, 2005 – at 9am (local time)
Salão Nobre do Palácio do Comércio - Largo Visconde do Cairú, 17 – 7° andar
RSVP: (55 51) 3224-3121

Brasília
Tuesday, November 8, 2005 – at 6pm (local time)
Manhattan Plaza Hotel - SHN, Quadra 2, Bloco A – Sala Brooklin
RSVP: (55 61) 3443-4003

Belo Horizonte
Wednesday, November 9, 2005 – at 9am (local time)
Liberty Palace - Rua Paraíba, 1465 - Savassi
RSVP: (55 31) 3213-0693

Rio de Janeiro
Wednesday, November 9, 2005 – at 6pm (local time)
Auditório da Firjan - Rua Graça Aranha, 1 – 13 ° andar
RSVP: (55 21) 2507-6345


SUZANO
PETROQUÍMICA
3Q05 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	9/30/2005	6/30/2005
Cash and cash equivalents	32,466	21,012
Other current assets	4,460	3,700
Long-term assets	10,750	10,719
Other permanent assets	1,658,147	973,340
Property, plant and equipment	1,264	859
Total Assets	**1,707,087**	**1,009,630**
Suppliers	-	-
Short-term loans	555,357	6,510
Other short-term liabilities	58,151	2,117
Long-term loans	88,888	3,152
Other long-term liabilities	819	729
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	1,003,872	997,122
Total liabilities	**1,707,087**	**1,009,630**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	9/30/2005	6/30/2005
Cash and cash equivalents	212,963	165,035
Other current assets	566,853	391,817
Long-term assets	218,134	143,645
Other permanent assets	721,180	196,949
Property, plant and equipment	1,460,844	1,179,766
Total Assets	**3,179,974**	**2,077,212**
Suppliers	164,590	77,761
Short-term loans	857,191	180,958
Other short-term liabilities	97,895	35,555
Long-term loans	828,084	593,882
Other long-term liabilities	169,423	150,900
Future Periods Results	45,617	33,034
Minority interest	13,302	8,000
Shareholders' equity	1,003,872	997,122
Total Liabilities	**3,179,974**	**2,077,212**


3Q05 Results

Suzano Petroquímica - Consolidated
Income Statement

R$ thousand

	Actual					Pro Forma				
	3Q05	3Q04	Var. %	2Q05	Var. %	3Q05	3Q04	Var. %	2Q05	Var. %
Gross Revenues	645,878	565,503	14%	540,538	19%	865,429	887,342	-2%	848,505	2%
Gross Revenues Deductions	(142,253)	(117,594)	21%	(120,809)	18%	(193,388)	(194,075)	0%	(195,221)	-1%
Net Revenues	**503,625**	**447,909**	**12%**	**419,729**	**20%**	**672,041**	**693,267**	**-3%**	**653,284**	**3%**
Cost of Goods Sold	(434,077)	(355,257)	22%	(365,218)	19%	(579,218)	(550,371)	5%	(577,844)	0%
Gross Income	**69,548**	**92,652**	**-25%**	**54,511**	28%	**92,823**	**142,896**	**-35%**	**75,440**	**70%**
Gross Margin	*13.8%*	*20.7%*		*13.0%*		*13.8%*	*20.6%*		*11.5%*	
Selling Expenses	(35,308)	(26,592)	33%	(25,480)	39%	(47,524)	(42,750)	11%	(39,374)	21%
General and Administrative Expenses	(15,570)	(13,096)	19%	(14,778)	5%	(18,325)	(16,779)	9%	(19,412)	-6%
Other Net Operating Revenue (Expenses)	1,552	(791)	-	1,437	8%	2,289	(1,308)	-275%	3,506	-35%
Activity Result	**20,222**	**52,173**	**-61%**	**15,690**	**29%**	**29,263**	**82,059**	**-64%**	**20,160**	**45%**
Net Financial Revenues (Expenses)	4,067	(848)		10,051	-60%	(2,457)	7,094	-135%	23,568	-110%
Financial Revenues	190	-6334		4609	-96%	-555	-3450	-84%	7941	-107%
Financial Expenses	3,877	5,486	-29%	5,442	-29%	(1,902)	10,544	-118%	15,627	-112%
Equity Results	-	-		-		-	-		-	
Goodwill amortization	(4,269)	(628)	580%	(628)	580%	(4,577)	(1,090)	320%	(1,089)	320%
Net non-Operating Revenues (Expenses)	(4,380)	(2,464)	78%	(3,416)	28%	(4,680)	(5,018)	-7%	(6,875)	-32%
Income Before Income Tax and Social Contributi	**15,640**	**48,233**	**-68%**	**21,697**	**-28%**	**17,549**	**83,045**	-79%	**35,764**	-51%
Income Tax and Social Contribution	(8,598)	(16,296)	-47%	(7,117)	21%	(9,473)	(28,540)	-67%	(11,927)	-21%
Monirity Interest	(292)	(490)	-40%	(162)	80%	(1,326)	(22,912)	-94%	(9,419)	-86%
Net Income/Loss for the Year	**6,750**	**31,447**	**-79%**	**14,418**	**-53%**	**6,750**	**31,593**	**-79%**	**8,247**	**-18%**
EBITDA	34,652	63,732	-46%	27,405	26%	49,659	102,532	-51.6%	40,788	22%
EBITDA Margin	*6.9%*	*14.2%*		*6.5%*		*7.4%*	*14.8%*		*6.2%*	

SUZANO
PETROQUÍMICA


3Q05 Results

Suzano Petroquímica - Parent Company
Income Statement
R$ thousand

	3Q05	3Q04	Var. %	2Q05	Var. %
Gross Revenues	-	-	-	-	-
Gross Revenues Deductions	-	-	-	-	-
Net Revenues					
Cost of Goods Sold	-	-	-	-	-
Gross Income	-	-	-	-	-
Selling Expenses	-	-	-	-	-
General and Administrative Expenses	(4,972)	(3,980)	25%	(4,287)	16%
Other Net Operating Revenue (Expenses)	-	-		132	
Activity Result	**(4,972)**	**(3,980)**	**25%**	**(4,287)**	**16%**
Activity Margin	*n.m.*	*n.m.*		*n.m.*	
Net Financial Revenues (Expenses)	(4,737)	(219)	2063%	906	-623%
Financial Revenues	1,175	166	608%	1,372	-14%
Financial Expenses	(5,912)	(385)		(466)	
Equity Results	19,968	35,587	-44%	18,269	9%
Goodwill Amortization	(3,654)	(167)		(167)	
Net non-Operating Revenues (Expenses)	-	18		-	
Income Before Income Tax and Social Contributi	**6,605**	**31,239**		**14,853**	-56%
Income Tax and Social Contribution	145	354		(435)	-133%
Minority Interest	-	-		-	
Net Income/Loss for the Year	**6,750**	**31,593**	**-79%**	**14,418**	**-53%**
Number of shares	226,695,380	221,195,380		226,695,380	
Income (loss) per Share	0.03	0.14		0.06	

SUZANO PETROQUÍMICA



Suzano Petroquímica provides guidance regarding its 3Q05 operational performance

São Paulo, October 26, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene resins, and the joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., aiming at providing guidance for a better understanding of its 3Q05 earnings results, which shall be disclosed on November 3, 2005, comments the Company's view of the thermoplastic resins market, mainly polypropylene, and relevant information regarding the consolidation of the results in the period.

1. Polypropylene Business Unit

As previously expected, the 3Q05 recorded a good recovery for local sales and prices, mainly for polypropylene, which accounts for approximately 70% of our net revenues, reversing the behavior verified in 1H05, when local sales of thermoplastic resins performed below the expectations prevailing by the end of 2004 due to a strong inventory build down by the converters during the first half of the year, also stimulated by the high real interest rates verified in the marketplace.

The favorable scenario in the international market provided good opportunities for Brazilian exports in the 3Q05, as the recent natural disasters in the USA limited resin production in that region and opened new export alternatives. On the other hand, the Real appreciation in the period stimulated an increase in Brazilian resin and final products imports.

According to Coplast/Siresp data, domestic demand for polypropylene in 3Q05 recorded a 17.6% growth in comparison to 2Q05 and was only 0.8% below 3Q04. Brazilian polypropylene exports in 3Q05 were 67.9% higher than in 2Q05 and 160.9% above 3Q04. Polypropylene imports in 3Q05 were 21.9% above 2Q05 and 31.1% above 3Q04.

As a result of the recovery of the petrochemical activity, in 3Q05 our polypropylene total sales were 20.4% above 2Q05 and 15.2% above 3Q04. Following also the market trend, our exports were 54.0% higher than in 2Q05 and 96.8% above 3Q04.

During 3Q05 we implemented successive readjustments in the polypropylene sales price aiming at not only transfering the increase in raw material costs occurred in 1H05, but also aligning local prices to the current international scenario, as they were negatively impacted in 1H05 due to weak sales volume. As a result, our polypropylene average sales price in September had already reflected an increase of up to 15% in Reais in comparison to the average price practiced in June.

In addition, as previously announced by the Company, in 3Q05 we booked a 19% price drop in Reais, of our main raw material, propylene, which allowed us to achieve better margins in the polypropylene business.

In comparison to 2Q05, the recovery of sales volume and margin for polypropylene in 3Q05 allowed a 67% EBITDA growth in Reais for the polypropylene business.

This positive environment in 3Q05 provides a strong indication that both in the short and long run the expected good performance of the petrochemical sector will occur, mainly for the polypropylene business. In the short run, we are already noticing an important recovery in the polypropylene price at local and international markets. Increase in local resin consumption, as a result of the continued drop in real interest rates, expansion of local consumer financing, combined with a higher seasonal plastic



consumption by year end, lays the ground for a positive performance of the business in the forthcoming months. In the long run, a tight balance between supply and demand for polypropylene, both in the international and local markets, should provide a favorable environment at least during the next two years, considering that the new production capacity additions will not be capable of materially changing the current supply-demand balance for polypropylene and polyethylene worldwide.

2. General Information

2.1. Polypropylene business pro-forma consolidation: as announced in Relevant Notice, dated September 1, 2005, Suzano Petroquimica had concluded the agreement for the acquisition of Polibrasil from Besell. Therefore, in our financial statements for the 3Q05 we are going to book the first two months taking into consideration Suzano Petroquimica's 50% stake in Polibrasil Participações and, in September, we are going to consider 100% stake, already reflecting the acquisition. Aiming at allowing a better analysis of the business currently owned by Suzano Petroquimica, we will disclose pro-forma results for the 3Q05 and also previous comparative periods.

2.2. Petroflex's consolidation: exclusively in the 3Q05, Petroflex will disclose its results considering only July and August operations. Due to the implementation of the Company's new ERP in September, the operational data of that month was not accounted in time to be booked this quarter, and therefore, the results for September will be incorporated in the 4Q05. Thus, our consolidated result will reflect our stake in Petroflex taking into consideration two months of the period.

2.3. Non-recurring expenses: due to the conclusion of the Polibrasil acquisition, in the 3Q05, we are going to book in our results non-recurring expenses regarding consulting fees related to the deal.

São Paulo, October 26, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquimica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br


SUZANO
PETROQUÍMICA

Suzano Petroquímica provides guidance regarding its 3Q05 operational performance

São Paulo, October 26, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene resins, and the joint controlling shareholder of relevant players in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comercio S.A. and Politeno Indústria e Comercio S.A., aiming at providing guidance for a better understanding of its 3Q05 earnings results, which shall be disclosed on November 3, 2005, comments the Company's view of the thermoplastic resins market, mainly polypropylene, and relevant information regarding the consolidation of the results in the period.

1. Polypropylene Business Unit

As previously expected, the 3Q05 recorded a good recovery for local sales and prices, mainly for polypropylene, which accounts for approximately 70% of our net revenues, reversing the behavior verified in 1H05, when local sales of thermoplastic resins performed below the expectations prevailing by the end of 2004 due to a strong inventory build down by the converters during the first half of the year, also stimulated by the high real interest rates verified in the marketplace.

The favorable scenario in the international market provided good opportunities for Brazilian exports in the 3Q05, as the recent natural disasters in the USA limited resin production in that region and opened new export alternatives. On the other hand, the Real appreciation in the period stimulated an increase in Brazilian resin and final products imports.

According to Coplast/Siresp data, domestic demand for polypropylene in 3Q05 recorded a 17.6% growth in comparison to 2Q05 and was only 0.8% below 3Q04. Brazilian polypropylene exports in 3Q05 were 67.9% higher than in 2Q05 and 160.9% above 3Q04. Polypropylene imports in 3Q05 were 21.9% above 2Q05 and 31.1% above 3Q04.

As a result of the recovery of the petrochemical activity, in 3Q05 our polypropylene total sales were 20.4% above 2Q05 and 15.2% above 3Q04. Following also the market trend, our exports were 54.0% higher than in 2Q05 and 96.8% above 3Q04.

During 3Q05 we implemented successive readjustments in the polypropylene sales price aiming at not only transfering the increase in raw material costs occurred in 1H05, but also aligning local prices to the current international scenario, as they were negatively impacted in 1H05 due to weak sales volume. As a result, our polypropylene average sales price in September had already reflected an increase of up to 15% in Reais in comparison to the average price practiced in June.

In addition, as previously announced by the Company, in 3Q05 we booked a 19% price drop in Reais, of our main raw material, propylene, which allowed us to achieve better margins in the polypropylene business.

In comparison to 2Q05, the recovery of sales volume and margin for polypropylene in 3Q05 allowed a 67% EBITDA growth in Reais for the polypropylene business.

This positive environment in 3Q05 provides a strong indication that both in the short and long run the expected good performance of the petrochemical sector will occur, mainly for the polypropylene business. In the short run, we are already noticing an important recovery in the polypropylene price at local and international markets. Increase in local resin consumption, as a result of the continued drop in real interest rates, expansion of local consumer financing, combined with a higher seasonal plastic



consumption by year end, lays the ground for a positive performance of the business in the forthcoming months. In the long run, a tight balance between supply and demand for polypropylene, both in the international and local markets, should provide a favorable environment at least during the next two years, considering that the new production capacity additions will not be capable of materially changing the current supply-demand balance for polypropylene and polyethylene worldwide.

2. General Information

2.1. Polypropylene business pro-forma consolidation: as announced in Relevant Notice, dated September 1, 2005, Suzano Petroquimica had concluded the agreement for the acquisition of Polibrasil from Besell. Therefore, in our financial statements for the 3Q05 we are going to book the first two months taking into consideration Suzano Petroquimica's 50% stake in Polibrasil Participações and, in September, we are going to consider 100% stake, already reflecting the acquisition. Aiming at allowing a better analysis of the business currently owned by Suzano Petroquimica, we will disclose pro-forma results for the 3Q05 and also previous comparative periods.

2.2. Petroflex's consolidation: exclusively in the 3Q05, Petroflex will disclose its results considering only July and August operations. Due to the implementation of the Company's new ERP in September, the operational data of that month was not accounted in time to be booked this quarter, and therefore, the results for September will be incorporated in the 4Q05. Thus, our consolidated result will reflect our stake in Petroflex taking into consideration two months of the period.

2.3. Non-recurring expenses: due to the conclusion of the Polibrasil acquisition, in the 3Q05, we are going to book in our results non-recurring expenses regarding consulting fees related to the deal.

São Paulo, October 26, 2005.

João Pinheiro Nogueira Batista
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations Department:

Andréa Pereira
(5511) 3345 5886
andreas@suzano.com.br

www.suzanopetroquímica.com.br

Cristina Guedes
(5511) 3345 5887
cguedes@suzano.com.br

SUZANO PETROQUÍMICA



SUZANO PETROQUÍMICA UPGRADES ITS INVESTOR RELATIONS ACTIVITIES

São Paulo, September 26, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and the joint controlling shareholder of important companies in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., aiming at improving its relationship with its shareholders, investors and the market in general, announces some adjustments made in it's investor relations divisions.

With the acquisition of the control of Polibrasil Resinas S.A. ("Polibrasil") and the implementation of a corporate restructuring, as announced in the Relevant Notice dated September 1, 2005, Suzano Petroquímica has already taken over the operating activities of Polibrasil. According to the new reality of the Company, the financial and investor relations functions have expanded their activities and gained a higher dimension, both in terms of specialization and volume. In view of this, in order to have a more focused positioning, these areas were divided and have assumed new responsibilities.

As from September 1, 2005, the financial and investor relations functions, which were carried out at our office at Rio de Janeiro, under Andrea Azeredo's management, was split into two different divisions: Financial and Investor Relations, both now located in São Paulo, at Av. Chucri Zaidan n° 80, 10th floor – bl. C.

Andrea Azeredo will be the head of the Finance Division, while the Investor Relations Division will be headed by Andréa Pereira, who has worked in the Planning and Operations area at Suzano Petroquímica for more than nine years. Undergraduated in Chemical Engineering at Universidade Federal do Rio de Janeiro-UFRJ, Andréa Pereira has graduate degree in Economic Engineering and Industrial Management also at UFRJ and an MBA in Corporate Finance at Ibmec.

The Finance and Investor Relations Divisions, together with the Controlling Division, headed by Paulo Melloni, will be responsible for the financial activities at Suzano Petroquímica, under the direct management of the Chief Financial and Investor Relations Officer.

São Paulo, September 26, 2005.

João Pinheiro Nogueira Batista

Chief Financial and Investor Relations Officer

Suzano Petroquímica S.A. Av. Chucri Zaidan, 80 - 10th floor. Phone.: 55 11 - 3345-5900 - Fax: 55 11 – 3345-5863

For further information, please contact the Investor Relations Department:

Andréa Pereira	Cristina Guedes
(55 11) 3345 5886	(55 11) 3345 5887
andreas@suzano.com.br	cguedes@suzano.com.br

www.suzanopetroquimica.com.br

SUZANO PETROQUÍMICA



SUZANO PETROQUÍMICA UPGRADES ITS INVESTOR RELATIONS ACTIVITIES

São Paulo, September 26, 2005. Suzano Petroquímica S.A. (Bovespa: SZPQ4; Latibex: XSUPT), the Latin American leader in the production of polypropylene and the joint controlling shareholder of important companies in the petrochemical sector - Rio Polímeros S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., aiming at improving its relationship with its shareholders, investors and the market in general, announces some adjustments made in it's investor relations divisions.

With the acquisition of the control of Polibrasil Resinas S.A. ("Polibrasil") and the implementation of a corporate restructuring, as announced in the Relevant Notice dated September 1, 2005, Suzano Petroquímica has already taken over the operating activities of Polibrasil. According to the new reality of the Company, the financial and investor relations functions have expanded their activities and gained a higher dimension, both in terms of specialization and volume. In view of this, in order to have a more focused positioning, these areas were divided and have assumed new responsibilities.

As from September 1, 2005, the financial and investor relations functions, which were carried out at our office at Rio de Janeiro, under Andrea Azeredo's management, was split into two different divisions: Financial and Investor Relations, both now located in São Paulo, at Av. Chucri Zaidan n° 80, 10th floor – bl. C.

Andrea Azeredo will be the head of the Finance Division, while the Investor Relations Division will be headed by Andréa Pereira, who has worked in the Planning and Operations area at Suzano Petroquímica for more than nine years. Undergraduated in Chemical Engineering at Universidade Federal do Rio de Janeiro-UFRJ, Andréa Pereira has graduate degree in Economic Engineering and Industrial Management also at UFRJ and an MBA in Corporate Finance at Ibmec.

The Finance and Investor Relations Divisions, together with the Controlling Division, headed by Paulo Melloni, will be responsible for the financial activities at Suzano Petroquímica, under the direct management of the Chief Financial and Investor Relations Officer.

São Paulo, September 26, 2005.

João Pinheiro Nogueira Batista

Chief Financial and Investor Relations Officer

Suzano Petroquímica S.A. Av. Chucri Zaidan, 80 - 10th floor. Phone.: 55 11 - 3345-5900 - Fax: 55 11 – 3345-5863

For further information, please contact the Investor Relations Department:

Andréa Pereira
(55 11) 3345 5886
andreas@suzano.com.br

Cristina Guedes
(55 11) 3345 5887
cguedes@suzano.com.br

www.suzanopetroquimica.com.br

File nº 82-34667

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF Nº 04.705.090/0001-77
RELEVANT FACT NOTICE

São Paulo/Rio de Janeiro, September 1st, 2005. Suzano Petroquímica S.A. ("Suzano Petroquímica" or the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT) announces that it has concluded the acquisition of the entire control of Polibrasil Resinas S.A. ("Polibrasil"). The financial settlement and the property transfer , amounting to US$ 276.8 million, were finalized today.

The transaction included the simultaneous sale to Basell International Holdings BV ("Basell") of Norcom Compostos Termoplásticos do Nordeste S.A., to which the whole business of polypropylene compounds, previously owned by Polibrasil, was transferred to for the amount of US$ 23.0 million, resulting in a net disbursement of US$ 253.8 million for the transaction.

Additionally, Suzano Petroquímica will implement a restructuring to simplify its corporate structure and turn itself into an operational company, accomplishing its commitment to the market.

As a result of this transaction, Suzano Petroquímica becomes the Latin American leader in the production of polypropylene, with total production capacity of 625 thousand tons per year, reaching 875 thousand tons per year after the implementation of the approved expansion project, and the second largest Brazilian producer of thermoplastic resins, with consolidated net revenues of R$ 1.719 millions for the period from July'04 to June'05.

Financing Strategy

The Company seeks fulfill its financing needs for the next years, including the acquisition and the corporate restructuring, in addition to the announced capacity expansion of 250 thousand tons per year in the Mauá (SP) and Duque de Caxias (RJ) sites. In that respect, the Company decided to implement a financing strategy totally based on long-term debt instruments, while at the same time achieved costs reductions and extended the terms of the standing debt, as described below.

1. In order to pay for the acquisition and the corporate restructuring, the Company obtained in the market approximately US$ 265 million, initially through:

    (i) Export Credit Note ("*Nota de Crédito à Exportação*"), provided by Banco Votorantim S.A. in the amount of US$ 40 million, 10 years term, bullet, with an all in cost of 8.07% per year; and

    (ii) Issuance of Promissory Notes ("PNs") effective on 08.31.2005, amounting to R$ 540 million, equivalent to US$ 225 million, 180 days term, renewable for an additional 180 days term, accruing interests of 0,60 % per year over the CDI and total fees of 0,10% flat.

2. The Suzano Petroquímica intends to settle the PNs through:

    (i) a financing in the amount of US$ 160 million, in three tranches, to be provided by the International Finance Corporation – IFC together with a syndicate of banks to be engaged, the terms and conditions of which were agreed upon yesterday, involving a total term of 12 years (including a grace period of 3 years) for tranche A, amounting to US$ 39.5 million; 8 years (including a grace period of 2.5 years) for tranche B, amounting to US$ 110.5 million; and 12 years bullet for tranche C, amounting to US$

10 million. The interests on the A tranche are Libor + 2.652% per year, Libor + 1,875% per year on tranche B and a floating remuneration on tranche C. Total fees are 1.5% flat. The transaction is subject to documentation and final approval by the IFC's Board;

(ii) an export prepayment agreed with Banco ABN Amro Real S.A. in the amount of US$ 25 million for a 7 years term, with a grace period of three years and a total cost of Libor + 1.80% per year; and

(iii) an Export Credit Note, nominated in Reais, provided by Banco Bradesco S.A., equivalent to US$ 40 million for a 6.5 years term, with a grace period of 5.5 years and total costs of 105,5 % of the CDI.

3. Regarding its expansion plans, US$ 40 million will be financed by the IFC, in the same conditions of the A and B tranches of item 2.(i), together with a BNDES financing, already approved, up to R$ 111.3 million and final maturity of up to 10 years and interests in accordance with the institution's operational policy.

4. Additionally, the Company is voluntarily prepaying the following Polibrasil debts:

(i) US$ 30 million with Banco ABN Amro S.A., with average remaining tenor of 3.3 years and interests of Libor + 2.75% per year, that will be refinanced through a new credit line with the same amount, agreed with the same bank in the form of PPEs, under the same financing conditions described above in 2.(ii);

(ii) US$ 59.9 million, with FMO (Financierings-Maatschappij voor Ontwikkelingslanden N.V.) and a syndicate of banks, with remaining tenor of 2.1 years and an average interests of Libor + 3.61% per year, that will be refinanced through the Export Credit Note provided by Banco Votorantim S.A., with the same conditions of the transactions described in 1.(i);

(iii) R$ 38.7 million with BNDES, with average maturity of 1.41 year, that will be refinanced under the same conditions of item 3.

In this regard, confirming its strategy of financial discipline and strength, with the initiatives described above the company will increase the average term of Polibrasil debt, to be later incorporated by Suzano Petroquímica, from 2.5 years to 6.4 years, reaching a total average cost of approximately 6.52% per year over the exchange rate variation. Beside this, the refinancing of old debt will create an interest saving of around US$ 2 million.

At the end of this year, after implementing the 1 to 4 actions described above, Suzano Petroquímica will account with 18% of its total debt linked to local currency and 82% linked to the dollar. The estimated Company's net exports during the debt's maturity period will act as a natural hedge to the exchange rate variation exposure.

Corporate Restructuring

The corporate restructuring will evolve public tender offers to the delisting of Polipropileno S.A. and Polipropileno Participações S.A. and the incorporation, by Suzano Petroquímica, of Suzano Química Ltda., Polibrasil Participações S.A., Suzano Poliolefinas Ltda. (previously Basell Brasil Poliolefinas Ltda.) Polipropileno S.A and Polibrasil Resinas S.A., besides the incorporation of Polipropileno Participações S.A. by SPQ Investimentos e Participações Ltda. The restructuring will allow the use of the goodwill generated by the acquisition of Polibrasil valued in excess of R$ 400 million, and will be concluded until the end of 2005.

By turning itself into an operational company, Suzano Petroquímica will take a definitive step towards a new qualitative level, integrating its strategic management to the operational management, besides creating a simpler and more transparent corporate structure, as indicated below:

Current Structure



% voting capital
% total capital
SUZANO
Politeno
Petroflex
Rio Polimeros
Braskem
Polibrasil Resinas
PQU
Legend:
Holding
Operating

Post Restructuring



SUZANO
PQU
Petroflex
Riopol
Politeno
Braskem

Public Offers for the Cancellation of the Public Company Registration of Polipropileno S.A. and Polipropileno Participações S.A.

Suzano Petroquímica, through its subsidiaries, is submitting to CVM requests for public tender offers requests for the acquisition of the entire voting and non-voting shares issued by Polipropileno S.A. and Polipropileno Participações S.A., outstanding in the market, for their delisting, according to Normative Rule 361/02. The definitive terms and conditions, including the procedures for the sale of minority stakes, will be announced once its approved by CVM. Minority shareholders with more than 2/3 of the shares in the market were questioned and preliminarily answered that they see favorably those cancellations. Bellow are the procedures applicable to each company:

1. Polipropileno S.A.

a) The free float, as described in article 3°, number III of CVM's Normative Rule n° 361/02, is 2.334.569.518 (two billion, three hundred and thirty four million, five hundred and sixty nine thousand, five hundred and eighteen) shares, representing 1.88% of the total capital, being 1.332.689.633 (one billion, three hundred and thirty two million, six hundred and eighty nine thousand, six hundred and thirty three) voting shares, equivalent to 1.62% of the voting capital and 1.001.879.885 (one billion, one million, eight hundred and seventy nine thousand, eight hundred and eighty five) non-voting shares, equivalent to 2.39% of the non-voting capital.

b) The acquisition price of the voting shares and of the non-voting shares shall be R$ 10,28 (ten Brazilian Reais and twenty eight cents) for one thousand shares, to be paid cash, in local currency, plus interest at the Taxa Referencial-TR plus 6% per year (365 days), calculated *pro rata temporis* from the publication date of this Relevant Fact Notice to the settlement.

c) The above acquisition price is 40% higher than the average price of the non-voting shares price, calculated from 05/15/2005 to 08/15/2005, in the São Paulo Stock Exchange - BOVESPA and 141% higher than the equity value per share in 06/30/2005.

d) As of the Board Meeting of Polibrasil Participações, scheduled to take place on September 2, until its effective incorporation, Suzano Petroquímica's Board will assume the chairs held by Basell in Polibrasil Participações' Board.

2. Polipropileno Participações S.A.

a) The free float, described in article 3°, number III of CVM's Normative Rule n° 361/02, is 2,384,554,853 (two billion, three hundred and eight four million, five hundred and fifty four thousand, eight hundred and fifty three) shares, representing 13.41% of the total capital, being 1,288,773,227 (one billion, two hundred and eighty eight million, seven hundred seventy three thousand, two hundred and twenty seven) voting shares, equivalent to 10.94% of the voting capital and 1,095,781,626 (one billion, ninety five million, seven hundred and eighty one thousand, six hundred and twenty six) non-voting shares, equivalent to 18.24% of the non-voting capital.

b) The acquisition price of the voting shares and of the non-voting shares will be R$ 2,72 (two Brazilian Reais and seventy two cents) for one thousand shares, to be paid cash, in local currency, plus interest at the Taxa Referencial-TR plus 6% per year (365 days), calculated *pro rata temporis* from the publication date of this Relevant Fact Notice to the settlement.

c) The above acquisition price is 56% higher than the average price of the non-voting shares price, calculated from 05/15/2005 to 08/15/2005, in the São Paulo Stock Exchange - BOVESPA and 116% higher than the equity value per share in 06/30/2005.

Strategy Implementation with a long-term focus

With the closing of the acquisition of Polibrasil's full control and the execution of the corporate restructuring, Suzano Petroquímica fulfills one more essential stage in the implementation of its strategic long-term vision, reinforcing its leading position in Brazilian and Latin American thermoplastic resins sector, based in the access to diversified raw materials and privileged localization in relation to the consuming market. Considering all those strategic accomplishments, Suzano Petroquímica reaffirms its commitment to the capital market, with high standard corporate governance practices, maximizing the return to shareholders.

São Paulo, September 1st, 2005.

João Pinheiro Nogueira Batista

Chief Financial Officer and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.
PUBLICLY HELD COMPANY
CNPJ/MF N° 04.705.090/0001-77
RELEVANT FACT NOTICE

São Paulo/Rio de Janeiro, September 1st, 2005. Suzano Petroquímica S.A. ("Suzano Petroquímica" or the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT) announces that it has concluded the acquisition of the entire control of Polibrasil Resinas S.A. ("Polibrasil"). The financial settlement and the property transfer , amounting to US$ 276.8 million, were finalized today.

The transaction included the simultaneous sale to Basell International Holdings BV ("Basell") of Norcom Compostos Termoplásticos do Nordeste S.A., to which the whole business of polypropylene compounds, previously owned by Polibrasil, was transferred to for the amount of US$ 23.0 million, resulting in a net disbursement of US$ 253.8 million for the transaction.

Additionally, Suzano Petroquímica will implement a restructuring to simplify its corporate structure and turn itself into an operational company, accomplishing its commitment to the market.

As a result of this transaction, Suzano Petroquímica becomes the Latin American leader in the production of polypropylene, with total production capacity of 625 thousand tons per year, reaching 875 thousand tons per year after the implementation of the approved expansion project, and the second largest Brazilian producer of thermoplastic resins, with consolidated net revenues of R$ 1.719 millions for the period from July'04 to June'05.

Financing Strategy

The Company seeks fulfill its financing needs for the next years, including the acquisition and the corporate restructuring, in addition to the announced capacity expansion of 250 thousand tons per year in the Mauá (SP) and Duque de Caxias (RJ) sites. In that respect, the Company decided to implement a financing strategy totally based on long-term debt instruments, while at the same time achieved costs reductions and extended the terms of the standing debt, as described below.

1. In order to pay for the acquisition and the corporate restructuring, the Company obtained in the market approximately US$ 265 million, initially through:

    (i) Export Credit Note (*"Nota de Crédito à Exportação"*), provided by Banco Votorantim S.A. in the amount of US$ 40 million, 10 years term, bullet, with an all in cost of 8.07% per year; and

    (ii) Issuance of Promissory Notes ("PNs") effective on 08.31.2005, amounting to R$ 540 million, equivalent to US$ 225 million, 180 days term, renewable for an additional 180 days term, accruing interests of 0,60 % per year over the CDI and total fees of 0,10% flat.

2. The Suzano Petroquímica intends to settle the PNs through:

    (i) a financing in the amount of US$ 160 million, in three tranches, to be provided by the International Finance Corporation – IFC together with a syndicate of banks to be engaged, the terms and conditions of which were agreed upon yesterday, involving a total term of 12 years (including a grace period of 3 years) for tranche A, amounting to US$ 39.5 million; 8 years (including a grace period of 2.5 years) for tranche B, amounting to US$ 110.5 million; and 12 years bullet for tranche C, amounting to US$

10 million. The interests on the A tranche are Libor + 2.652% per year, Libor + 1,875% per year on tranche B and a floating remuneration on tranche C. Total fees are 1.5% flat. The transaction is subject to documentation and final approval by the IFC's Board;

(ii) an export prepayment agreed with Banco ABN Amro Real S.A. in the amount of US$ 25 million for a 7 years term, with a grace period of three years and a total cost of Libor + 1.80% per year; and

(iii) an Export Credit Note, nominated in Reais, provided by Banco Bradesco S.A., equivalent to US$ 40 million for a 6.5 years term, with a grace period of 5.5 years and total costs of 105,5 % of the CDI.

3. Regarding its expansion plans, US$ 40 million will be financed by the IFC, in the same conditions of the A and B tranches of item 2.(i), together with a BNDES financing, already approved, up to R$ 111.3 million and final maturity of up to 10 years and interests in accordance with the institution's operational policy.

4. Additionally, the Company is voluntarily prepaying the following Polibrasil debts:

(i) US$ 30 million with Banco ABN Amro S.A., with average remaining tenor of 3.3 years and interests of Libor + 2.75% per year, that will be refinanced through a new credit line with the same amount, agreed with the same bank in the form of PPEs, under the same financing conditions described above in 2.(ii);

(ii) US$ 59.9 million, with FMO (Financierings-Maatschappij voor Ontwikkelingslanden N.V.) and a syndicate of banks, with remaining tenor of 2.1 years and an average interests of Libor + 3.61% per year, that will be refinanced through the Export Credit Note provided by Banco Votorantim S.A., with the same conditions of the transactions described in 1.(i);

(iii) R$ 38.7 million with BNDES, with average maturity of 1.41 year, that will be refinanced under the same conditions of item 3.

In this regard, confirming its strategy of financial discipline and strength, with the initiatives described above the company will increase the average term of Polibrasil debt, to be later incorporated by Suzano Petroquímica, from 2.5 years to 6.4 years, reaching a total average cost of approximately 6.52% per year over the exchange rate variation. Beside this, the refinancing of old debt will create an interest saving of around US$ 2 million.

At the end of this year, after implementing the 1 to 4 actions described above, Suzano Petroquímica will account with 18% of its total debt linked to local currency and 82% linked to the dollar. The estimated Company's net exports during the debt's maturity period will act as a natural hedge to the exchange rate variation exposure.

Corporate Restructuring

The corporate restructuring will evolve public tender offers to the delisting of Polipropileno S.A. and Polipropileno Participações S.A. and the incorporation, by Suzano Petroquímica, of Suzano Química Ltda., Polibrasil Participações S.A., Suzano Poliolefinas Ltda. (previously Basell Brasil Poliolefinas Ltda.) Polipropileno S.A and Polibrasil Resinas S.A., besides the incorporation of Polipropileno Participações S.A. by SPQ Investimentos e Participações Ltda. The restructuring will allow the use of the goodwill generated by the acquisition of Polibrasil valued in excess of R$ 400 million, and will be concluded until the end of 2005.

By turning itself into an operational company, Suzano Petroquímica will take a definitive step towards a new qualitative level, integrating its strategic management to the operational management, besides creating a simpler and more transparent corporate structure, as indicated below:

Current Structure


% voting capital
% total capital
SUZANO PETROQUÍMICA
Politeno
Petroflex
Rio Polimeros
Braskem
Polibrasil Resinas
PQU
Legend:
Holding
Operating

Post Restructuring


SUZANO PETROQUÍMICA
PQU
Petroflex
Riopol
Politeno
Braskem

Public Offers for the Cancellation of the Public Company Registration of Polipropileno S.A. and Polipropileno Participações S.A.

Suzano Petroquímica, through its subsidiaries, is submitting to CVM requests for public tender offers requests for the acquisition of the entire voting and non-voting shares issued by Polipropileno S.A. and Polipropileno Participações S.A., outstanding in the market, for their delisting, according to Normative Rule 361/02. The definitive terms and conditions, including the procedures for the sale of minority stakes, will be announced once its approved by CVM. Minority shareholders with more than 2/3 of the shares in the market were questioned and preliminarily answered that they see favorably those cancellations. Bellow are the procedures applicable to each company:

1. Polipropileno S.A.

a) The free float, as described in article 3°, number III of CVM's Normative Rule n° 361/02, is 2.334.569.518 (two billion, three hundred and thirty four million, five hundred and sixty nine thousand, five hundred and eighteen) shares, representing 1.88% of the total capital, being 1.332.689.633 (one billion, three hundred and thirty two million, six hundred and eighty nine thousand, six hundred and thirty three) voting shares, equivalent to 1.62% of the voting capital and 1.001.879.885 (one billion, one million, eight hundred and seventy nine thousand, eight hundred and eighty five) non-voting shares, equivalent to 2.39% of the non-voting capital.

b) The acquisition price of the voting shares and of the non-voting shares shall be R$ 10,28 (ten Brazilian Reais and twenty eight cents) for one thousand shares, to be paid cash, in local currency, plus interest at the Taxa Referencial-TR plus 6% per year (365 days), calculated *pro rata temporis* from the publication date of this Relevant Fact Notice to the settlement.

c) The above acquisition price is 40% higher than the average price of the non-voting shares price, calculated from 05/15/2005 to 08/15/2005, in the São Paulo Stock Exchange - BOVESPA and 141% higher than the equity value per share in 06/30/2005.

d) As of the Board Meeting of Polibrasil Participações, scheduled to take place on September 2, until its effective incorporation, Suzano Petroquímica's Board will assume the chairs held by Basell in Polibrasil Participações' Board.

2. Polipropileno Participações S.A.

a) The free float, described in article 3°, number III of CVM's Normative Rule n° 361/02, is 2,384,554,853 (two billion, three hundred and eight four million, five hundred and fifty four thousand, eight hundred and fifty three) shares, representing 13.41% of the total capital, being 1,288,773,227 (one billion, two hundred and eighty eight million, seven hundred seventy three thousand, two hundred and twenty seven) voting shares, equivalent to 10.94% of the voting capital and 1,095,781,626 (one billion, ninety five million, seven hundred and eighty one thousand, six hundred and twenty six) non-voting shares, equivalent to 18.24% of the non-voting capital.

b) The acquisition price of the voting shares and of the non-voting shares will be R$ 2,72 (two Brazilian Reais and seventy two cents) for one thousand shares, to be paid cash, in local currency, plus interest at the Taxa Referencial-TR plus 6% per year (365 days), calculated *pro rata temporis* from the publication date of this Relevant Fact Notice to the settlement.

c) The above acquisition price is 56% higher than the average price of the non-voting shares price, calculated from 05/15/2005 to 08/15/2005, in the São Paulo Stock Exchange - BOVESPA and 116% higher than the equity value per share in 06/30/2005.

Strategy Implementation with a long-term focus

With the closing of the acquisition of Polibrasil's full control and the execution of the corporate restructuring, Suzano Petroquímica fulfills one more essential stage in the implementation of its strategic long-term vision, reinforcing its leading position in Brazilian and Latin American thermoplastic resins sector, based in the access to diversified raw materials and privileged localization in relation to the consuming market. Considering all those strategic accomplishments, Suzano Petroquímica reaffirms its commitment to the capital market, with high standard corporate governance practices, maximizing the return to shareholders.

São Paulo, September 1st, 2005.

João Pinheiro Nogueira Batista

Chief Financial Officer and Investor Relations Officer

SUZANO
PETROQUÍMICA


2Q05 Results

Suzano Petroquímica Announces 1st Half 2005 Earnings Results

Net revenue reaches R$ 820 million in the first half of 2005

São Paulo, August 10, 2005 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its earnings results for the second quarter of 2005 (2Q05).

The Company's operational and financial information, unless otherwise indicated, is presented based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this release take into account the second quarter of 2004 (2Q04), unless otherwise specified.

For consolidation purposes, the elements composing the financial statements of each jointly controlled company were grouped in the Company's consolidated financial statements in proportion to the share held by the Company in the capital stock of the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: 50% in Polibrasil Participações S.A (holder of 98.1% of Polipropileno S.A., which holds 99.9% of Polibrasil Resinas S.A, which is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from equity interest held in view of Politeno's class B preferred shares, which have a fixed annual dividend of 6% of the equity value of the shares.

Highlights of the first half of the year

Suzano Petroquímica signs definitive agreement for the acquisition of Polibrasil

- ✓ Through the signature, on July 25, of the definitive and binding agreement for the acquisition of Basell's stake in Polibrasil, Suzano Petroquímica reached a historical mark for the accomplishment of the Company's strategic goal to be a consolidating agent of the Brazilian petrochemical sector, focused on *the Southeast region* of Brazil.
- ✓ In addition, this transaction represents a fundamental qualitative upgrade: Suzano Petroquímica will cease to be only an investor and joint controller to become an operating company, by integrating its well known strategic management to the operating management of the largest producer of polypropylene in Latin America, becoming the third largest producer of thermoplastic resins inthe region .
- ✓ After the closing of the transaction, Suzano Petroquímica will implement a corporate restructuring, aiming at simplifying its structure and formally becoming an operating company.
- ✓ Suzano Petroquímica confirms its strategic commitment both to the capital markets and to value creation to shareholders.

Riopol is launched

- ✓ Riopol, the first petrochemical complex to use natural gas fractions as petrochemical raw material in Brazil, with total installed capacity of 540 thousand tons per year, was launched on June 23, 2005. By the end of June 2005, Rio Polímeros had concluded its construction. The Company is beginning its start up process, and implementing final adjustments, the start up for the ethylene unit is estimated for the second half of August and the production of polyethylene for the beginning of September,
- ✓ Riopol enters the market with 300 customers, developed during the pre-marketing phase, including the main Brazilian converters, concentrated on the South, Southeast and Mid-west regions. Aiming at disseminating the "Riopol" brand in the petrochemical market, the pre-marketing activity has also allowed the company to structure its sales department, business management activities and internal management systems.

For further information, please contact the Investor Relations Department:

Andrea Azeredo	***Cristina Guedes***
(55 21) 3221 5717	*(55 21) 3221 5712*
aazeredo@suzano.com.br	cguedes@suzano.com.br


2Q05 Results

✓ This project confirms Suzano's innovative positioning, for the Company believed in an innovative project and anticipated the needs for diversification of raw material sources in the sector.

Highlights of the results

✓ Consolidated net revenues was R$ 820 million, 15% above the 1st half of 2004.

✓ Consolidated production increased by 5.7%.

✓ Polibrasil: Operating rate in the quarter was above the historical level for the period and the company recorded a 26.6% recovery of sales volume in comparison to the first quarter of the year.

Consolidated Highlights (R$ million)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Net Revenues	419.7	401.0	4.7	820.0	711.2	15.3
Gross Income	54.5	75.8	(28.1)	138.0	137.5	0.4
Gross Margin	*13.0*	*18.9*	*- 5.9 p.p.*	*16.8*	*19.3*	*- 2.5 p.p.*
Net Income	14.4	25.9	(44.3)	41.5	45.3	(8.4)
Net Margin	*3.4*	*6.5*	*- 3.1 p.p.*	*5.1*	*6.6*	*- 1.5 p.p.*
Ebitda	27.4	53.6	(48.9)	81.6	98.6	(17.3)
Ebitda Margin	*6.5*	*13.4*	*-6.9 p.p.*	*9.9*	*13.9*	*-4.0 p.p.*


2Q05 Results

Industry and Economic Outlook

The international petrochemical scenario, in the first half of 2005, was marked by the converters' reduction of inventories built up by the end of 2004, when the prevailing outlook foresaw that higher oil prices would be passed along petrochemical products and that China would increase its demand for resins. The converters' inventories consumption, together with the temporary halt in resin purchases from China, have contributed for the retraction in thermoplastic sales worldwide, resulting in lower international prices during the 2H05. By the end of the period, after a significant drop in converters inventories, a demand recovery trend took place, resulting also in price recovery.

In Brazil, we noticed a similar scenario in petrochemical activities, but with some influence of the local economic fundamentals. The high interest rates in Brazil strongly slowed down economic activity, affecting industrial segments tightly linked to the thermoplastic resins demand. Important segments such as food and consumer goods industries, which are thermoplastic resins heavy-users, recorded a retraction in its activities in comparison to the same period of 2004, according to data from the Brazilian Institute of Geography and Statistics - IBGE. As a consequence, thermoplastic demand growth rate was below expectations. In polypropylene's case, apparent consumption (Abiquim – Brazilian Petrochemical Industry Association) in 1H05 recorded a 6% increase versus 1H04, what has not fully benefited domestic producers due to a higher resins imports in the period, strongly motivated by the Real appreciation. However, domestic producers have took advantage from good exports opportunities, what resulted in a 35% increase in export volumes versus 1H04.

Polyethylene's apparent consumption in 1H05 recorded a slight 2% drop in comparison to the same period of the previous year, and, as it was polypropylene's case, domestic producers have took advantage of exports opportunities to boost its export volumes by 25% versus 1H04. Thus, domestic polyethylene producers reached a production volume in 1H05 approximately 4% above the one recorded in the same period of 2004.

Recovery Outlook

The Brazilian interest rate decreasing outlook, in addition to the seasonal demand pick-up in the third quarter to fulfill year-end high demand, shall promote a recovery of the domestic petrochemical market, considering the converters' currently low inventories. Therefore, we expect increases in sales, price and margins to levels compatible with the recovery thatis beginning to be experienced in the international markets.

Growth in the world's main economies shall consolidate the demand recovery in petrochemical international markets during 2H05 and, therefore, the recovery at the industry's prices and margins, directly influencing the domestic market. In addition to this upturn, supply and demand of the main thermoplastic resins are fairly balanced, promoting the maintenance of price and margin levels. Finally, considering that the new worldwide polyethylene and polypropylene capacities, announced to be available from 2007 onwards, will not be enough to fulfill the expected demand for these resins, this improved prices and margins scenario may be extended.


2Q05 Results

Operating Performance of our Jointly Controlled Companies:

Suzano Petroquímica, as a non-operating holding company, directly depends on the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 ton)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	153.7	147.5	4.2	278.4	273.6	1.7
Politeno	91.9	86.3	6.6	176.1	146.4	20.3
Petroflex	80.5	87.6	(8.1)	171.3	171.9	(0.3)
Rio Polímeros	NA	NA	NA	NA	NA	-

Sales (000 ton)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	139.5	153.8	(9.2)	249.7	280.0	(10.8)
Domestic Market	115.2	131.5	(12.4)	209.8	237.4	(11.6)
Exports Market	24.3	22.3	9.1	39.9	42.6	(6.2)
Politeno	88.6	88.8	8.6	174.5	156.9	11.3
Domestic Market	70.8	78.9	(10.3)	139.4	142.2	(1.9)
Exports Market	17.8	9.9	79.3	35.1	14.7	139.0
Petroflex	83.4	86.2	(3.3)	166.5	175.4	(5.0)
Domestic Market	49.9	63.0	(20.7)	103.1	123.6	(16.5)
Exports Market	33.5	23.2	44.1	63.4	51.8	22.6
Rio Polímeros (DM)	9.9	12.7	(22.0)	21.8	22.8	(4.4)

DM – domestic market

Polibrasil

- ✓ Polibrasil's production in the quarter was 4.2% higher than the result recorded in the same period of 2004, due to a maintenance stoppage in the Camaçari unit in the previous year, which did not occur this year. The production was also 23.3% higher than in the previous quarter, showing a recovery of the production level as in the previous quarter we had supplying problems, due to a propylene specification and a temporary interruption related to raw material supply and to the production process at the Mauá and Camaçari units. The production accumulated in 1H05 was up 1.7% over 1H04.
- ✓ Average operating rate this quarter was 94.6%, versus 90.8% in the same period of 2004 and 76.7% in the previous quarter. The operating rate during this quarter was above the historical level for the period, and the operating rate accumulated in the first six months was 85.7%, 1.5 p.p. above 1H04.
- ✓ In 2Q05 Polibrasil recorded sales volumes of 139.5 thousand tons, a 9.2% drop in comparison to 2Q04 sales volume, but 26.6% higher in comparison to the sales volume recorded in the first quarter of the year. Such recovery was a result of the increase in sales volumes in the domestic market (+21.9%), and exports (+54.9%). Exports accounted for 17% of the total sales volume, versus 14% recorded in the previous quarter.
- ✓ Polibrasil's gross margin was 9.0% in the quarter, a drop of 9.4 percentage points in comparison to the same period of 2004, mainly due to the increase in raw material costs, which was not fully passed on to the final product price.
- ✓ EBITDA margin of 5.7% represents a fall of 9.0 p.p. versus the same period of 2004.


2Q05 Results

Rio Polímeros

- ✓ For more than two years, Rio Polímeros developed pre-marketing activities aiming at: (1) creating a client base able to absorb the future polyethylene production; (2) presenting the "Riopol" product to the market; (3) customer loyalty;; (4) tests of distribution processes and channels; (5) workforce training and (6) deeper knowledge of the market's needs. Riopol continued developing these pre-marketing activities during this quarter, already preparing for the pre-operational stage, where the unit's equipment and its products' quality will be tested.
- ✓ Riopol sales volume in the quarter reached 9.9 thousand tons, as a result of its pre-marketing activities. This volume was22.0% down in comparison to the same period of 2004 and a 17.2% down versus the previous quarter, as a reflection of the conclusion of this stagefor Riopol. Pre-marketing products were already introduced to near300 clients in these two years, making the brand known and consolidating its client base, therefore preparing the beginning of its operations.
- ✓ *Pre-marketing activities gross income in the quarter was R$ 1.9 million, a 42.5% drop versus the same* period of 2004. Gross margin was 5.5%. The drop in gross income was an effect of the price increase of the polyethylene purchased for resale, which was not fully passed on to the resale price, therefore reducing the unit margin.
- ✓ The Company's net income was negative at R$ 1.4 million, an effect of the gross margin drop associated with the increase in pre-marketing activities' fixed expenses in the period.
- ✓ **The results from the pre-marketing activities are not related to the Company's future results expectations, as it is exclusively a result of the purchase and sale of polyethylene.**

Politeno

- ✓ Politeno's production was 91.9 thousand tons in the quarter, 6.6% higher than the same period of 2004 and 9.2% higher in comparison to the previous quarter. This increase was a result of a larger ethane supply, and better productivity. The accumulated production in the year was 176.1 thousand tons, 20% above the figure recorded in 2004, due to the interruption for preventive maintenance services in the first quarter of that year.
- ✓ Average operating rate in the quarter was 102%, versus 96% in the same period of 2004 and 94% in the previous quarter. Average operating rate in the semester was 97.9%.
- ✓ Politeno recorded sales volumes of 88.6 thousand tons in the quarter, practically stable in comparison to the same period of 2004. Sales volumes in the quarter were directed to the export market, which represented 20% of total sales, versus 12% in 2Q04. The exports accomplished are in line with the Company's policy to maintain low inventories. Domestic market sales dropped 1.1% in comparison to the same period of 2004, and increased 3.2% versus the previous quarter, even with a weak demand from the domestic market.
- ✓ Politeno's-gross margin was 16.7%, a drop of 3.9 p.p. in comparison to the same quarter of 2004. Higher exports, despite the increase in total sales, allowed the drop in the unit margin, thus reflecting a lower gross margin.
- ✓ Politeno's EBITDA margin was 8.8%, down by 6.3 p.p. in comparison to the EBITDA margin in 2Q04 and down by 7.8 p.p. in relation to 1Q05.

SUZANO PETROQUÍMICA


2Q05 Results

Petroflex

- ✓ Petroflex produced 80.5 thousand tons synthetic elastomers in 2Q05, volume 8.1% lower than the production recorded in the same period of 2004 and 11.4% lower than the previous quarter, mainly due to the market slowdown, which is resulting in sales decrease and therefore generating inventories and a drop in production. The production accumulated in the first six months of 2005 was 171.3 thousand tons, in line with 2004.
- ✓ Average operating rate this quarter was 79%, versus 96% in 2Q04, due to the previously explained reduction and also to the production expansion in the Cabo unit capacity (an additional 35 kta as of August, 2004). Average operating rate for the first half of 2005 was 83.6%, versus 93.9% also explained by the aforementioned reduction.
- ✓ In 2Q05, Petroflex recorded sales volumes of 83.4 thousand tons, 3.3% lower than 2Q04 sales volume, but with a better value added product mix, increasing the price by 25%. Sales volume remained in line with the first quarter of the year, but with a higher exports volume, which represented 38% of the total volume sold, versus 27% in 2Q04 and 36% in 1Q05. The increase in exports sales is a reflection of the Company's globalization policy and the migration to products with better value added, which are demanded by theexport markets. The decrease in domestic sales, 20.7% lower than 2Q04, is explained by the domestic market retraction and also by higher inventory levels held by clients.
- ✓ Gross margin was 22.0% in the quarter, 1.8 p.p. higher than the same period of 2004.
- ✓ EBITDA margin was 14.0% in the quarter, recording a 0.5 p.p. drop in comparison to 2Q04 and an 8.3 p.p. drop over the previous quarter.

Net Revenue

In 2Q05, consolidated net revenue reached R$ 419.7 million, 4.6% higher than the one recorded in the same period of 2004. Such increase was mainly a result of higher average prices during the quarter, despite a slight 4.8% drop in total sales volume of our jointly controlled companies, especially Polibrasil. In this semester, net revenues were 15.3% higher than in the same period of 2004, although the reduction of prices in Reais during the second quarter of the year.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [1]	467.1	451.1	233.6	225.6	3.5
Politeno	296.0	295.0	103.6	103.1	0.5
Petroflex	353.6	296.6	71.1	59.7	19.2
Rio Polímeros	34.4	37.9	11.5	12.6	(9.3)
Total	-	-	**419.7**	**401.0**	**4.6**

(1) Polibrasil Participações S.A.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [1]	870.9	788.3	435.5	394.1	10.5
Politeno	604.6	509.8	211.5	178.4	18.6
Petroflex	731.3	577.5	147.1	116.2	26.6
Rio Polímeros	77.7	67.4	25.9	22.5	15.2
Total	-	-	**820.0**	**711.2**	**15.3**

(1) Polibrasil Participações S.A.


2Q05 Results

- **Polibrasil:** In 1Q05, Polibrasil's net revenue reached R$ 467.1 million, a 3.5% increase compared to the same period of 2004, despite the 9.2% drop in sales volume. The increase in revenues is a result of the 14% increase in average prices, mainly in the domestic market. Comparing to the previous quarter, higher sales volume contributed for the 16% increase in net revenues, offsetting the 8.6% drop in the average sales price. Exports sales volume represented 16% of total volume in 1H05, versus an average of 15% in 1H04. Sales average price in 1H05 continues 23.9% higher than in the same period of 2004.

  Polibrasil's net revenues share in our result was 55.6% of our consolidated net revenue in the quarter and 53.1% in the half year period, in comparison to 56.2% and 55.4% respectively in the same periods of 2004.

- **Rio Polímeros:** Riopol's net revenue reached R$ 34.4 million, a 9.3% drop in comparison to the same period of 2004, due to the decrease in pre-marketing sales volume, despite higher polyethylene prices.

  Riopol's share in our consolidated net revenues was R$ 11.5 million in the period, or 3.2% of our consolidated net revenues.

- **Politeno:** Politeno's net revenue reached R$ 296.0 million in the quarter, aligned to the same period of 2004, with prices and volumes at the same levels. The decrease in revenues by ton is due to higher export volumes, which are traded at lower average prices, despite the 3.5% increase in domestic sales prices. Exports represented 20% of the total sales volume, versus an average of 13% in 2004. Politeno's average sales price was 7% higher than the one recorded in the previous quarter, following international prices trend.

  Politeno was responsible for 24.7% of our consolidated net revenues in the quarter and for 25.8% in the first semester, versus 25.7% and 25.1%, respectively, in the same periods of 2004.

- **Petroflex:** Petroflex's net revenue reached R$ 353.6 million this quarter, 19.2% higher than the same period of 2004, due to the prices realignment policy, which increased its average prices by 25%, besides the larger participation of higher value-added products in the product mix, which offset the slight 3.3% sales volume drop. Performance products (higher added-value) went up from 15% to 25% of total sales. Also as an effect of the prices realignment policy and sales mix improvement, accumulated net revenues in the semester totaled R$ 731.3 million, 26.6% above the figure recorded in the same period of 2004, even with the 6.4% decrease in 2Q05 revenues versus the previous quarter.

  Petroflex's participation in our consolidated net revenues reached R$ 71.1 million in 2Q05, or 14.9% of our consolidated net revenues.


2Q05 Results

Cost of Goods Sold

In 2Q05, consolidated cost of goods sold totaled R$ 365.2 million, a 12.3% increase in comparison to the same period of 2004, mainly explained by the increase in raw material costs during 2004 and during the quarter, despite lower sales volume. In comparison to the previous quarter COGS recorded a 15.3% increase, as a result of the price increases in the main raw materials, besides the 14% increase in consolidated sales volumes.

Cost of goods sold	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [(1)]	425.2	368.3	212.6	184.1	15.5
Politeno	246.5	234.0	86.2	81.9	5.3
Petroflex	275.9	236.8	55.5	47.6	16.5
Rio Polímeros	32.5	34.7	10.8	11.6	(6.2)
Total	-	-	**365.2**	**325.3**	**12.3**

(1) Polibrasil Participações S.A.

Cost of goods sold	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [(1)]	760.3	633.5	380.2	316.8	20.0
Politeno	480.7	404.2	168.2	141.4	18.9
Petroflex	542.5	473.8	109.1	95.3	14.5
Rio Polímeros	73.5	60.5	24.5	20.2	21.5
Total	-	-	**682.0**	**573.7**	**18.9**

(1) Polibrasil Participações S.A

- **Polibrasil:** In 2Q05 Polibrasil's cost of goods sold equaled R$ 425.2 million, a 15.5% increase compared to the same period of 2004 and a 26.9% increase over the previous quarter. This increase in comparison to the previous year is mainly explained by a considerable increase, of approximately 30%, in propylene costs and the increase in this quarter is due to the 26.6% sales volume increase and, in a smaller proportion to the 2% increase in propylene costs.

  Polibrasil's COGS represented 58.2% of our consolidated COGS in 2Q05 and 55.7% versus 56.6% and 55.2% in the same periods of 2004.

- **Rio Polímeros:** Riopol's cost of goods sold, a result of the polyethylene purchase for resale, totaled R$ 32.5 million in the quarter, 6.2% lower than the same quarter of the previous year, due to the decrease in the sales volume, despite the increase in polyethylene prices.

  Riopol's share in our consolidated COGS this quarter amounted to R$ 10.8 million, representing 3.6% of our consolidated production costs.

- **Politeno:** Politeno's cost of goods sold reached R$ 246.5 million, 5.3% above the amount recorded in the same period of the previous year as a result of the increase in ethylene prices. Unitary costs, however, were 5.6% higher this quarter. In comparison


2Q05 Results

to 1Q05, COGS also recorded an increase of 5.3%, due to the same factors mentioned previously.

Politeno's cost of goods sold accounted for 23.6% of our consolidated COGS in 2Q05 and 24.7% in 2005, versus 25.2% and 24.7% in the same period of 2004.

- **Petroflex:** Petroflex's cost of goods sold in 2Q05 was R$ 275.9 million, 16.5% higher than 2Q04. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 52.2% in US dollars terms year-over-year, despite the decrease in sales volumes, generating a 20.4% increase in the unitary COGS. Other factors that impacted COGS the most were, besides higher butadiene costs, the increase in the styrene price and personnel and third-party expenses.

  Our participation in Petroflex's cost of good sold reached R$ 55.5 million this quarter, equivalent to 14.6% of our consolidated cost of goods sold.

Gross Income

The Company's consolidated gross income reached R$ 54.5 million in 2Q05, and R$ 138.0 million year-to-date, corresponding to a 28.1% reduction in comparison to the gross income recorded in 2Q04 and in line with 1H04. Consolidated gross margin was 13.0% in the period, a 5.9 p.p. drop. This drop in gross income and gross margin reflect the results of our jointly controlled companies, which went up through a period of demand slowdown in the domestic economy and an increase in raw material costs, as follows:

Gross Margin %	2Q05	2Q04	Var. (p.p)	1H05	1H04	Chg. (p.p)
Polibrasil [1]	9.0	18.4	(9.4)	12.7	19.6	(6.9)
Politeno	16.7	20.6	(3.9)	20.5	20.7	(0.2)
Petroflex	22.0	20.2	1.8	25.8	18.0	7.8
Rio Polímeros	5.5	8.7	(3.2)	5.4	10.3	(4.9)

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's gross margin was 9.0%, a drop of 9.4 p.p over the gross margin recorded in the same period of 2004 and 8.0 p.p. versus the previous quarter. Such drop can be explained by a higher unitary cost, mainly due to the increase in propylene costs, despite the higher resins prices in comparison to the same period of 2004.

- **Rio Polímeros:** Gross margin related to Riopol's products resale (pre-marketing) reached 5.5%, lower by 6.9 p.p. over the same period of 2004, due to the increase in PE purchase price that was not fully passed on to the Company's sale price.

- **Politeno:** Politeno's gross margin was 16.7%, down by 3.9 p.p. over 2Q04 and by 0.2 p.p. over the previous quarter. This drop in gross margin is a result of the unitary net revenue drop, despite the small decrease in unitary COGS.

- **Petroflex:** Petroflex's gross margin reached 22.0%, up 1.8 p.p. over 2Q04, as a reflection of the increase in the Company's price realignment policy and by the improvement in the product mix, despite the expressive increase in its main raw material costs.


2Q05 Results

Selling, General and Administrative Expenses (SG&A)

In 2Q05, selling, general and administrative expenses totaled R$ 38.8 million, a 15% hike over the same period of 2004. In comparison to the previous quarter, these expenses were only 4.5% lower. Such variation can be explained as follows:

- **Company:** In 2Q05, the Parent Company's selling, general and administrative expenses reached R$ 4.2 million, a 22.8% hike when compared to 2Q04, mainly explained by higher expenses related to some changes in the organizational structure, including the creation of the Investor Relations and financial departments, previously placed at the holding and also to higher expenses regarding consulting companies and research. The parent company's general and administrative expenses corresponded to 11.0% of the consolidated result.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 33.8 million, a 3.7% drop against the same period of 2004. This drop is explained by the reversion in the provision for bad credit in the amount of R$ 3.8 million, despite the increase in freight and personnel expenses. Polibrasil's participation in our SG&A expenses totaled R$ 16.5 million, or 42.4% of the consolidated result.

- **Rio Polímeros:** Riopol's selling, general and administrative expenses went up by 40.5% versus the same period of 2004, totaling R$ 4.0 million, as a reflection of the increase in personnel, aiming to prepare Riopol for the operating stage, despite lower sales volumes in the quarter. Riopol's participation in the consolidated SG&A expenses was 4.0%, or R$ 1.3 million.

- **Politeno:** Politeno's selling, general and administrative expenses reached R$ 28.4 million, recording a 36.7% increase against the same period of 2004. This increase was mainly due to the expenses related to the Brasilplast Fair that takes place every two years; to the increase in freight expenses for international market in the amount of R$ 2,133 thousand; provision for bad credit, in the amount of R$ 1,233 thousand; provision for possible losses related to labor suits in the amount of R$ 959 thousand; payment of tax assessment regarding Value-Added Tax (ICMS) in the amount of R$ 772 thousand, among others. Politeno's selling, general and administrative expenses represented 25.6% of the consolidated result, or R$ 9.9 million in the quarter.

- **Petroflex:** Petroflex's selling, general and administrative expenses reached R$ 32.5 million, a 56.4% increase versus the same period of 2004, mainly due to the increase in freight expenses, and to the increase in exports volume, increase in taxes and charges, besides the increase in personnel and third-party expenses. Our participation in Petroflex's selling, general and administrative expenses totaled R$ 6.5 million, equivalent to 16.8% of the consolidated result.


2Q05 Results

EBITDA

The Company's consolidated EBITDA reached R$ 27.4 million, a 48.9% drop in relation to 2Q04 and a 49.4% reduction versus the previous quarter. This reduction is mainly explained by lower gross margins of our jointly controlled companies and by the increase in selling expenses. EBITDA margin was 6.5% this quarter, 6.9 p.p. lower than the margin recorded in the same period of 2004.


Evolução do Ebitda Consolidado
(R$ milhões)
100
75
50
25
0
20%
15%
10%
5%
0%
14,5%
13,4%
14,2%
17,5%
13,5%
6,5%
45,0
53,6
63,6
79,0
54,2
27,4
1T04
2T04
3T04
4T04
1T05
2T05
Ebitda
Margem

EBITDA R$ million	Total 2Q05	2Q04	Chg. %	Suzano Petroquímica's Participation 2Q05	2Q04
Polibrasil [1]	26.7	66.5	(59.8)	13.4	33.2
Politeno	26.2	44.8	(41.5)	9.2	15.7
Petroflex	49.6	43.2	14.8	10.0	8.7
Rio Polímeros	(2.1)	0.5	-	(0.7)	0.2

(1) Polibrasil Participações S.A.

EBITDA R$ million	Total 1H05	1H04	Chg. %	Suzano Petroquímica's Participation 1H05	1H04
Polibrasil [1]	76.7	129.3	(40.7)	38.3	64.7
Politeno	77.4	77.6	(0.2)	27.1	27.2
Petroflex	133.7	74.4	79.6	26.9	15.0
Rio Polímeros	(4.4)	2.2	-	(1.5)	0.7

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's EBITDA margin was 5.7%, a 9.0 p.p. drop in relation to 2Q04. This margin decrease is a reflection of higher unitary production cost and of the higher exports volumes, therefore reducing the unitary margin. The EBITDA margin was also 6.7 p.p. lower than the previous quarter, as a result of a small drop at average sales prices associated to the unitary production cost increase.

- **Riopol:** Riopol had a negative EBITDA of R$ 2.1 million in the 2Q05, which is an expected result to the pre-marketing activity, that consists of reselling third parties' products. The cash generation in the 2Q04 of R$ 0.5 million was only possible due to the favorable market conditions.

- **Politeno:** Politeno's EBITDA margin was 8.8%, a 7.8 p.p. drop in comparison to 2Q04. This margin reduction is a result of lower average sales price, and of the increase in the exports volume, which together generated the decrease in unitary margin and also from the increase of selling expenses.

SUZANO
PETROQUÍMICA


2Q05 Results

- **Petroflex:** Petroflex's EBITDA margin was 14.0%, a 0.5 p.p. drop in comparison to 2Q04. This decrease can be explained by higher production costs, due to the increase in raw material costs, in addition to a strong increase in selling expenses.

Net Financial Result

In 2Q05, our consolidated net financial result was positive at R$ 10.1 million, versus a negative R$ 13.8 million result in the same period of 2004, mainly due to the positive impact of the Real appreciation on the US dollar-denominated debt of our jointly controlled companies, despite the negative result on the cash of our Suzanopar Ltd. overseas. Suzanopar's cash is being reduced in the last months, from US$ 38.9 million on June 30, 2004 to US$ 14.3 at the end of this quarter, due to investments made in the Riopol project and the funding internalization policy adopted by the company.

Income Tax and Social Contribution

In the quarter, the consolidated income tax and social contribution were R$ 7.1 million, compared to the income tax and social contribution of R$ 6.4 million in the same period of 2004. Despite the higher income before income tax recorded in 2Q04, taxable income in the quarter was lower, due to the negative exchange rate variation of R$ 5.3 million in the quarter at Suzanopar, versus a positive exchange rate variation of R$ 8.9 million in 2Q04, both not taxable.

Net Income/Loss for the Period

In 2Q05, consolidated net income was R$ 14.4 million, in comparison to R$ 25.9 million in the same period of 2004, a 44.3% decrease. Lower net income is a result of the operating income drop of our jointly controlled companies during the quarter.

Cash and Debt

Consolidated net debt, on June 30, 2005, reached R$ 609.8 million, in comparison to a net debt of R$ 598.0 million in March of this year, recording a 2.0% increase in the period. Such expansion is a result of a decreased cash generation by Suzanopar Petroquímica Ltd., due to the real appreciation in the period, and to the slight increase in Polibrasil's net debt (+3.0%), resulting from the working capital shortage, despite the positive effect from Petroflex's net debt (-6.4%) and from Riopol (-2.2%), also as a result of the real appreciation.

Suzano Petroquímica's consolidated net debt /Ebitda ratio was 2.7x versus 2.4x in March, 2005, as a combined effect of the EBITDA decrease in the last twelve months and the small increase in the consolidated total debt. The consolidated net debt includes Riopol's debt as a balancing item for, its cash generation.


2Q05 Results

Recent Events

- ✓ On June 20, Suzano Petroquímica and Basell International Holdings reached an agreement for the sale of Basell's entire shareholding interest at Polibrasil Participações S.A., Polibrasil Resinas S.A.'s indirect controlling group;
- ✓ On June 23, Riopol's Duque de Caxias (RJ) unit hosted its inauguration ceremony, with an annual production capacity of 540 thousand tons of polyethylene. Riopol is the first company to use natural gas fractions as petrochemical raw material (ethane and propane), integrating cracking and resin production processes (ethylene and polyethylene production in the same complex).
- ✓ On July 25, 2005 the definitive and binding agreement for the sale of the entire shareholding interest of Basell International Holdings at Polibrasi Participações by Suzano Petroquímica was signed. The amount to be paid for Basell's shares, net of the polypropylene compounding business, is US$ 253.8 million. The conclusion of the deal should be until the end of August.

Conference Call

Thursday, August 11, we will host our conference call in English, as follows:

English Presentation
August 11 – Thursday
12pm - Brasília Time
11am - US EST
Phone: (+ 1 973) 935-2100
ID Code: Suzano Petroquímica or 6343773

The slide presentation will be available at the conference call webcast, available on our website www.suzanopetroquimica.com.br.

Apimec Meeting

The Company will host public meeting with investors and analysts to present 2nd quarter 2005 Financial Results, as follows:

Apimec São Paulo	**Apimec Rio de Janeiro**
Date: August 11 – Thursday	**Date: August 12 – Friday**
Time: 18:30 pm	Horário: 12 pm
Venue: Centro Brasileiro Britânico Rua Ferreira de Araújo, 741 - 4º andar - Pinheiros	Venue: Av. Rio Branco, 1 Pavimento de Convenções - Salão Mauá Entrada pelo elevador panorâmico
Reservations: (55 11) 3107-1571 or apimecsp@apimecsp.com.br	Reservations: (55 21) 2509-2944 or apimecrio@apimecrio.com.br


2Q05 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	31/3/2005	31/12/2004
Cash and cash equivalents	17.710	17.710
Other current assets	3.700	5.018
Long-term assets	10.719	10.689
Other permanent assets	973.340	988.738
Property, plant and equipment	859	754
Total Assets	**1.009.630**	**1.022.909**
Suppliers	-	-
Short-term loans	6.510	6.307
Other short-term liabilities	2.117	30.132
Long-term loans	3.152	3.127
Other long-term liabilities	729	639
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	997.122	982.704
Total liabilities	**1.009.630**	**1.022.909**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	31/3/2005	31/12/2004
Cash and cash equivalents	165.035	172.413
Other current assets	391.817	433.827
Long-term assets	143.645	128.539
Other permanent assets	196.949	174.720
Property, plant and equipment	1.179.766	1.203.571
Total Assets	**2.077.212**	**2.113.070**
Suppliers	77.761	103.362
Short-term loans	180.958	142.406
Other short-term liabilities	35.555	68.951
Long-term loans	593.882	627.968
Other long-term liabilities	150.900	146.804
Future Periods Results	33.034	33.034
Minority interest	8.000	7.841
Shareholders' equity	997.122	982.704
Total Liabilities	**2.077.212**	**2.113.070**


2Q05 Results

Suzano Petroquímica - Parent Company
Income Statement
R$ 000

	2Q05	2Q04	Chg. %	1Q05	Chg. %
Gross Revenues	-	-		-	
Gross Revenues Deductions	-	-		-	
Net Revenues					
Cost of Goods Sold	-	-		-	
Gross Income	-	-		-	
Sales Expenses	-	-		-	
General and Administrative Expenses	(4.287)	(3.382)	27%	(4.421)	-3%
Other Net Operating Revenue (Expenses)	132	-		-	
Activity Result	(4.287)	(3.382)	27%	(4.421)	-3%
Activity Margin	*n.m.*	*n.m.*		*n.m.*	
Net Financial Revenues (Expenses)	906	(64)	-1516%	698	30%
Financial Revenues	1.372	297	362%	1.030	33%
Financial Expenses	(466)	(361)	29%	(332)	40%
Equity Results	18.269	29.307	-38%	30.783	-41%
Goodwill amortization	(167)	(167)		(167)	
Net non-Operating Revenues (Expenses)	-	(10)		5	
Income Before Income Tax and Social Contribution	**14.853**	**25.684**	**-42%**	**26.898**	**-45%**
Income Tax and Social Contribution	(435)	193		144	
Monirity Interest	-	-		-	
Net Income/Loss for the Year	14.418	25.877	-44%	27.042	-47%
# of shares	226.695.380	221.195.380		226.695.380	
Income (Loss) per share	0,06	0,12	-50%	0,18	-67%

SUZANO PETROQUÍMICA


2Q05 Results

Suzano Petroquímica - Consolidated Income Statement

R$ 000

	2Q05	2Q04	Chg. %	1Q05	Chg. %
Gross Revenues	540.538	510.750	6%	515.060	5%
Gross Revenues Deductions	(120.809)	(109.780)	10%	(114.760)	5%
Net Revenues	**419.729**	**400.970**	**5%**	**400.300**	**5%**
Cost of Goods Sold	(365.218)	(325.197)	12%	(316.761)	15%
Gross Income	**54.511**	**75.773**	**-28%**	**83.539**	**-35%**
Gross Margin	*20.9%*	*19.9%*		*24.7%*	
Selling Expenses	(25.480)	(23.359)	9%	(25.914)	-2%
General and Administrative Expenses	(14.778)	(12.028)	23%	(14.078)	5%
Other Net Operating Revenue (Expenses)	1.437	1.638	-12%	(839)	-271%
Activity Result	**15.690**	**42.024**	**-63%**	**42.708**	**-63%**
Net Financial Revenues (Expenses)	10.051	(13.779)	-173%	(7.856)	-228%
Financial Revenues	4.609	15.397	-70%	5.706	-19%
Financial Expenses	5.442	(29.176)	-119%	(13.562)	-140%
Management fee	-	-	-		
Equity Results	-	-		-	
Goodwill amortization	(628)	(628)	0%	(629)	0%
Net non-Operating Revenues (Expenses)	(3.416)	4.779	-171%	613	-657%
Income Before Income Tax and Social Contribution	**21.697**	**32.396**	**-33%**	**34.836**	**-38%**
Income Tax and Social Contribution	(7.117)	(6.427)	11%	(7.695)	-8%
Monirity Interest	(162)	(92)	76%	(99)	64%
Net Income/Loss for the Year	**14.418**	**25.877**	**-44%**	**27.042**	**-47%**
EBITDA	27.405	53.619	-48,9%	54.156	-49%
EBITDA Margin	*6,5%*	*13,4%*	-1,0 p.p.	*13,5%*	-4 p.p.

File nº 82-34667

SUZANO
PETROQUÍMICA


2Q05 Results

Suzano Petroquímica Announces 1st Half 2005 Earnings Results

Net revenue reaches R$ 820 million in the first half of 2005

São Paulo, August 10, 2005 – Suzano Petroquímica S.A. (the "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT), one of the largest strategic investors in the Brazilian petrochemical sector, one of the joint controlling shareholders of Rio Polímeros S.A., Polibrasil Resinas S.A., Petroflex Indústria e Comércio S.A. and Politeno Indústria e Comércio S.A., announced today its earnings results for the second quarter of 2005 (2Q05).

The Company's operational and financial information, unless otherwise indicated, is presented based on consolidated figures and in Reais, as per Corporate Legislation. All the comparisons made in this release take into account the second quarter of 2004 (2Q04), unless otherwise specified.

For consolidation purposes, the elements composing the financial statements of each jointly controlled company were grouped in the Company's consolidated financial statements in proportion to the share held by the Company in the capital stock of the respective jointly controlled companies, through one or more of its intermediary companies (Suzano Química and SPQ), as follows: 50% in Polibrasil Participações S.A (holder of 98.1% of Polipropileno S.A., which holds 99.9% of Polibrasil Resinas S.A, which is the operating company); 20.12% in Petroflex; 33.33% in Rio Polímeros; and 34.99% in Politeno. In the case of Politeno, the percentage applied differs from equity interest held in view of Politeno's class B preferred shares, which have a fixed annual dividend of 6% of the equity value of the shares.

Highlights of the first half of the year

Suzano Petroquímica signs definitive agreement for the acquisition of Polibrasil

- ✓ Through the signature, on July 25, of the definitive and binding agreement for the acquisition of Basell's stake in Polibrasil, Suzano Petroquímica reached a historical mark for the accomplishment of the Company's strategic goal to be a consolidating agent of the Brazilian petrochemical sector, focused on the Southeast region of Brazil.
- ✓ In addition, this transaction represents a fundamental qualitative upgrade: Suzano Petroquímica will cease to be only an investor and joint controller to become an operating company, by integrating its well known strategic management to the operating management of the largest producer of polypropylene in Latin America, becoming the third largest producer of thermoplastic resins inthe region .
- ✓ After the closing of the transaction, Suzano Petroquímica will implement a corporate restructuring, aiming at simplifying its structure and formally becoming an operating company.
- ✓ Suzano Petroquímica confirms its strategic commitment both to the capital markets and to value creation to shareholders.

Riopol is launched

- ✓ Riopol, the first petrochemical complex to use natural gas fractions as petrochemical raw material in Brazil, with total installed capacity of 540 thousand tons per year, was launched on June 23, 2005. By the end of June 2005, Rio Polímeros had concluded its construction. The Company is beginning its start up process, and implementing final adjustments, the start up for the ethylene unit is estimated for the second half of August and the production of polyethylene for the beginning of September,
- ✓ Riopol enters the market with 300 customers, developed during the pre-marketing phase, including the main Brazilian converters, concentrated on the South, Southeast and Mid-west regions. Aiming at disseminating the "Riopol" brand in the petrochemical market, the pre-marketing activity has also allowed the company to structure its sales department, business management activities and internal management systems.

For further information, please contact the Investor Relations Department:

Andrea Azeredo	***Cristina Guedes***
(55 21) 3221 5717	*(55 21) 3221 5712*
aazeredo@suzano.com.br	*cguedes@suzano.com.br*


2Q05 Results

✓ This project confirms Suzano's innovative positioning, for the Company believed in an innovative project and anticipated the needs for diversification of raw material sources in the sector.

Highlights of the results

✓ Consolidated net revenues was R$ 820 million, 15% above the 1st half of 2004.

✓ Consolidated production increased by 5.7%.

✓ Polibrasil: Operating rate in the quarter was above the historical level for the period and the company recorded a 26.6% recovery of sales volume in comparison to the first quarter of the year.

Consolidated Highlights (R$ million)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Net Revenues	419.7	401.0	4.7	820.0	711.2	15.3
Gross Income	54.5	75.8	(28.1)	138.0	137.5	0.4
Gross Margin	*13.0*	*18.9*	*-5.9 p.p.*	*16.8*	*19.3*	*-2.5 p.p.*
Net Income	14.4	25.9	(44.3)	41.5	45.3	(8.4)
Net Margin	*3.4*	*6.5*	*-3.1 p.p.*	*5.1*	*6.6*	*-1.5 p.p.*
Ebitda	27.4	53.6	(48.9)	81.6	98.6	(17.3)
Ebitda Margin	*6.5*	*13.4*	*-6.9 p.p.*	*9.9*	*13.9*	*-4.0 p.p.*


2Q05 Results

Industry and Economic Outlook

The international petrochemical scenario, in the first half of 2005, was marked by the converters' reduction of inventories built up by the end of 2004, when the prevailing outlook foresaw that higher oil prices would be passed along petrochemical products and that China would increase its demand for resins. The converters' inventories consumption, together with the temporary halt in resin purchases from China, have contributed for the retraction in thermoplastic sales worldwide, resulting in lower international prices during the 2H05. By the end of the period, after a significant drop in converters inventories, a demand recovery trend took place, resulting also in price recovery.

In Brazil, we noticed a similar scenario in petrochemical activities, but with some influence of the local economic fundamentals. The high interest rates in Brazil strongly slowed down economic activity, affecting industrial segments tightly linked to the thermoplastic resins demand. Important segments such as food and consumer goods industries, which are thermoplastic resins heavy-users, recorded a retraction in its activities in comparison to the same period of 2004, according to data from the Brazilian Institute of Geography and Statistics - IBGE. As a consequence, thermoplastic demand growth rate was below expectations. In polypropylene's case, apparent consumption (Abiquim – Brazilian Petrochemical Industry Association) in 1H05 recorded a 6% increase versus 1H04, what has not fully benefited domestic producers due to a higher resins imports in the period, strongly motivated by the Real appreciation. However, domestic producers have took advantage from good exports opportunities, what resulted in a 35% increase in export volumes versus 1H04.

Polyethylene's apparent consumption in 1H05 recorded a slight 2% drop in comparison to the same period of the previous year, and, as it was polypropylene's case, domestic producers have took advantage of exports opportunities to boost its export volumes by 25% versus 1H04. Thus, domestic polyethylene producers reached a production volume in 1H05 approximately 4% above the one recorded in the same period of 2004.

Recovery Outlook

The Brazilian interest rate decreasing outlook, in addition to the seasonal demand pick-up in the third quarter to fulfill year-end high demand, shall promote a recovery of the domestic petrochemical market, considering the converters' currently low inventories. Therefore, we expect increases in sales, price and margins to levels compatible with the recovery thatis beginning to be experienced in the international markets.

Growth in the world's main economies shall consolidate the demand recovery in petrochemical international markets during 2H05 and, therefore, the recovery at the industry's prices and margins, directly influencing the domestic market. In addition to this upturn, supply and demand of the main thermoplastic resins are fairly balanced, promoting the maintenance of price and margin levels. Finally, considering that the new worldwide polyethylene and polypropylene capacities, announced to be available from 2007 onwards, will not be enough to fulfill the expected demand for these resins, this improved prices and margins scenario may be extended.


2Q05 Results

Operating Performance of our Jointly Controlled Companies:

Suzano Petroquímica, as a non-operating holding company, directly depends on the results of its jointly controlled companies operations. Below, the operational highlights of our jointly controlled companies.

Production (000 ton)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	153.7	147.5	4.2	278.4	273.6	1.7
Politeno	91.9	86.3	6.6	176.1	146.4	20.3
Petroflex	80.5	87.6	(8.1)	171.3	171.9	(0.3)
Rio Polímeros	NA	NA	NA	NA	NA	-

Sales (000 ton)	2Q05	2Q04	Δ%	1H05	1H04	Δ%
Polibrasil	139.5	153.8	(9.2)	249.7	280.0	(10.8)
Domestic Market	115.2	131.5	(12.4)	209.8	237.4	(11.6)
Exports Market	24.3	22.3	9.1	39.9	42.6	(6.2)
Politeno	88.6	88.8	8.6	174.5	156.9	11.3
Domestic Market	70.8	78.9	(10.3)	139.4	142.2	(1.9)
Exports Market	17.8	9.9	79.3	35.1	14.7	139.0
Petroflex	83.4	86.2	(3.3)	166.5	175.4	(5.0)
Domestic Market	49.9	63.0	(20.7)	103.1	123.6	(16.5)
Exports Market	33.5	23.2	44.1	63.4	51.8	22.6
Rio Polímeros (DM)	9.9	12.7	(22.0)	21.8	22.8	(4.4)

DM – domestic market

Polibrasil

- ✓ Polibrasil's production in the quarter was 4.2% higher than the result recorded in the same period of 2004, due to a maintenance stoppage in the Camaçari unit in the previous year, which did not occur this year. The production was also 23.3% higher than in the previous quarter, showing a recovery of the production level as in the previous quarter we had supplying problems, due to a propylene specification and a temporary interruption related to raw material supply and to the production process at the Mauá and Camaçari units. The production accumulated in 1H05 was up 1.7% over 1H04.
- ✓ Average operating rate this quarter was 94.6%, versus 90.8% in the same period of 2004 and 76.7% in the previous quarter. The operating rate during this quarter was above the historical level for the period, and the operating rate accumulated in the first six months was 85.7%, 1.5 p.p. above 1H04.
- ✓ In 2Q05 Polibrasil recorded sales volumes of 139.5 thousand tons, a 9.2% drop in comparison to 2Q04 sales volume, but 26.6% higher in comparison to the sales volume recorded in the first quarter of the year. Such recovery was a result of the increase in sales volumes in the domestic market (+21.9%), and exports (+54.9%). Exports accounted for 17% of the total sales volume, versus 14% recorded in the previous quarter.
- ✓ Polibrasil's gross margin was 9.0% in the quarter, a drop of 9.4 percentage points in comparison to the same period of 2004, mainly due to the increase in raw material costs, which was not fully passed on to the final product price.
- ✓ EBITDA margin of 5.7% represents a fall of 9.0 p.p. versus the same period of 2004.


2Q05 Results

Rio Polímeros

- ✓ For more than two years, Rio Polímeros developed pre-marketing activities aiming at: (1) creating a client base able to absorb the future polyethylene production; (2) presenting the "Riopol" product to the market; (3) customer loyalty;; (4) tests of distribution processes and channels; (5) workforce training and (6) deeper knowledge of the market's needs. Riopol continued developing these pre-marketing activities during this quarter, already preparing for the pre-operational stage, where the unit's equipment and its products' quality will be tested.
- ✓ Riopol sales volume in the quarter reached 9.9 thousand tons, as a result of its pre-marketing activities. This volume was22.0% down in comparison to the same period of 2004 and a 17.2% down versus the previous quarter, as a reflection of the conclusion of this stagefor Riopol. Pre-marketing products were already introduced to near300 clients in these two years, making the brand known and consolidating its client base, therefore preparing the beginning of its operations.
- ✓ Pre-marketing activities gross income in the quarter was R$ 1.9 million, a 42.5% drop versus the same period of 2004. Gross margin was 5.5%. The drop in gross income was an effect of the price increase of the polyethylene purchased for resale, which was not fully passed on to the resale price, therefore reducing the unit margin.
- ✓ The Company's net income was negative at R$ 1.4 million, an effect of the gross margin drop associated with the increase in pre-marketing activities' fixed expenses in the period.
- ✓ **The results from the pre-marketing activities are not related to the Company's future results expectations, as it is exclusively a result of the purchase and sale of polyethylene.**

Politeno

- ✓ Politeno's production was 91.9 thousand tons in the quarter, 6.6% higher than the same period of 2004 and 9.2% higher in comparison to the previous quarter. This increase was a result of a larger ethane supply, and better productivity. The accumulated production in the year was 176.1 thousand tons, 20% above the figure recorded in 2004, due to the interruption for preventive maintenance services in the first quarter of that year.
- ✓ Average operating rate in the quarter was 102%, versus 96% in the same period of 2004 and 94% in the previous quarter. Average operating rate in the semester was 97.9%.
- ✓ Politeno recorded sales volumes of 88.6 thousand tons in the quarter, practically stable in comparison to the same period of 2004. Sales volumes in the quarter were directed to the export market, which represented 20% of total sales, versus 12% in 2Q04. The exports accomplished are in line with the Company's policy to maintain low inventories. Domestic market sales dropped 1.1% in comparison to the same period of 2004, and increased 3.2% versus the previous quarter, even with a weak demand from the domestic market.
- ✓ Politeno's gross margin was 16.7%, a drop of 3.9 p.p. in comparison to the same quarter of 2004. Higher exports, despite the increase in total sales, allowed the drop in the unit margin, thus reflecting a lower gross margin.
- ✓ Politeno's EBITDA margin was 8.8%, down by 6.3 p.p. in comparison to the EBITDA margin in 2Q04 and down by 7.8 p.p. in relation to 1Q05.


2Q05 Results

Petroflex

- ✓ Petroflex produced 80.5 thousand tons synthetic elastomers in 2Q05, volume 8.1% lower than the production recorded in the same period of 2004 and 11.4% lower than the previous quarter, mainly due to the market slowdown, which is resulting in sales decrease and therefore generating inventories and a drop in production. The production accumulated in the first six months of 2005 was 171.3 thousand tons, in line with 2004.
- ✓ Average operating rate this quarter was 79%, versus 96% in 2Q04, due to the previously explained reduction and also to the production expansion in the Cabo unit capacity (an additional 35 kta as of August, 2004). Average operating rate for the first half of 2005 was 83.6%, versus 93.9% also explained by the aforementioned reduction.
- ✓ In 2Q05, Petroflex recorded sales volumes of 83.4 thousand tons, 3.3% lower than 2Q04 sales volume, but with a better value added product mix, increasing the price by 25%. Sales volume remained in line with the first quarter of the year, but with a higher exports volume, which represented 38% of the total volume sold, versus 27% in 2Q04 and 36% in 1Q05. The increase in exports sales is a reflection of the Company's globalization policy and the migration to products with better value added, which are demanded by theexport markets. The decrease in domestic sales, 20.7% lower than 2Q04, is explained by the domestic market retraction and also by higher inventory levels held by clients.
- ✓ Gross margin was 22.0% in the quarter, 1.8 p.p. higher than the same period of 2004.
- ✓ EBITDA margin was 14.0% in the quarter, recording a 0.5 p.p. drop in comparison to 2Q04 and an 8.3 p.p. drop over the previous quarter.

Net Revenue

In 2Q05, consolidated net revenue reached R$ 419.7 million, 4.6% higher than the one recorded in the same period of 2004. Such increase was mainly a result of higher average prices during the quarter, despite a slight 4.8% drop in total sales volume of our jointly controlled companies, especially Polibrasil. In this semester, net revenues were 15.3% higher than in the same period of 2004, although the reduction of prices in Reais during the second quarter of the year.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil [(1)]	467.1	451.1	233.6	225.6	3.5
Politeno	296.0	295.0	103.6	103.1	0.5
Petroflex	353.6	296.6	71.1	59.7	19.2
Rio Polímeros	34.4	37.9	11.5	12.6	(9.3)
Total	-	-	**419.7**	**401.0**	**4.6**

(1) Polibrasil Participações S.A.

Net Revenue	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil [(1)]	870.9	788.3	435.5	394.1	10.5
Politeno	604.6	509.8	211.5	178.4	18.6
Petroflex	731.3	577.5	147.1	116.2	26.6
Rio Polímeros	77.7	67.4	25.9	22.5	15.2
Total	-	-	**820.0**	**711.2**	**15.3**

(1) Polibrasil Participações S.A.


2Q05 Results

- **Polibrasil:**

In 1Q05, Polibrasil's net revenue reached R$ 467.1 million, a 3.5% increase compared to the same period of 2004, despite the 9.2% drop in sales volume. The increase in revenues is a result of the 14% increase in average prices, mainly in the domestic market. Comparing to the previous quarter, higher sales volume contributed for the 16% increase in net revenues, offsetting the 8.6% drop in the average sales price. Exports sales volume represented 16% of total volume in 1H05, versus an average of 15% in 1H04. Sales average price in 1H05 continues 23.9% higher than in the same period of 2004.

Polibrasil's net revenues share in our result was 55.6% of our consolidated net revenue in the quarter and 53.1% in the half year period, in comparison to 56.2% and 55.4% respectively in the same periods of 2004.

- **Rio Polímeros:**

Riopol's net revenue reached R$ 34.4 million, a 9.3% drop in comparison to the same period of 2004, due to the decrease in pre-marketing sales volume, despite higher polyethylene prices.

Riopol's share in our consolidated net revenues was R$ 11.5 million in the period, or 3.2% of our consolidated net revenues.

- **Politeno:**

Politeno's net revenue reached R$ 296.0 million in the quarter, aligned to the same period of 2004, with prices and volumes at the same levels. The decrease in revenues by ton is due to higher export volumes, which are traded at lower average prices, despite the 3.5% increase in domestic sales prices. Exports represented 20% of the total sales volume, versus an average of 13% in 2004. Politeno's average sales price was 7% higher than the one recorded in the previous quarter, following international prices trend.

Politeno was responsible for 24.7% of our consolidated net revenues in the quarter and for 25.8% in the first semester, versus 25.7% and 25.1%, respectively, in the same periods of 2004.

- **Petroflex:**

Petroflex's net revenue reached R$ 353.6 million this quarter, 19.2% higher than the same period of 2004, due to the prices realignment policy, which increased its average prices by 25%, besides the larger participation of higher value-added products in the product mix, which offset the slight 3.3% sales volume drop. Performance products (higher added-value) went up from 15% to 25% of total sales. Also as an effect of the prices realignment policy and sales mix improvement, accumulated net revenues in the semester totaled R$ 731.3 million, 26.6% above the figure recorded in the same period of 2004, even with the 6.4% decrease in 2Q05 revenues versus the previous quarter.

Petroflex's participation in our consolidated net revenues reached R$ 71.1 million in 2Q05, or 14.9% of our consolidated net revenues.


2Q05 Results

Cost of Goods Sold

In 2Q05, consolidated cost of goods sold totaled R$ 365.2 million, a 12.3% increase in comparison to the same period of 2004, mainly explained by the increase in raw material costs during 2004 and during the quarter, despite lower sales volume. In comparison to the previous quarter COGS recorded a 15.3% increase, as a result of the price increases in the main raw materials, besides the 14% increase in consolidated sales volumes.

Cost of goods sold	Total		Suzano Petroquímica's Participation		
R$ million	2Q05	2Q04	2Q05	2Q04	Chg. %
Polibrasil (1)	425.2	368.3	212.6	184.1	15.5
Politeno	246.5	234.0	86.2	81.9	5.3
Petroflex	275.9	236.8	55.5	47.6	16.5
Rio Polímeros	32.5	34.7	10.8	11.6	(6.2)
Total	-	-	**365.2**	**325.3**	**12.3**

(1) Polibrasil Participações S.A.

Cost of goods sold	Total		Suzano Petroquímica's Participation		
R$ million	1H05	1H04	1H05	1H04	Chg. %
Polibrasil (1)	760.3	633.5	380.2	316.8	20.0
Politeno	480.7	404.2	168.2	141.4	18.9
Petroflex	542.5	473.8	109.1	95.3	14.5
Rio Polímeros	73.5	60.5	24.5	20.2	21.5
Total	-	-	**682.0**	**573.7**	**18.9**

(1) Polibrasil Participações S.A

- **Polibrasil:** In 2Q05 Polibrasil's cost of goods sold equaled R$ 425.2 million, a 15.5% increase compared to the same period of 2004 and a 26.9% increase over the previous quarter. This increase in comparison to the previous year is mainly explained by a considerable increase, of approximately 30%, in propylene costs and the increase in this quarter is due to the 26.6% sales volume increase and, in a smaller proportion to the 2% increase in propylene costs.

  Polibrasil's COGS represented 58.2% of our consolidated COGS in 2Q05 and 55.7% versus 56.6% and 55.2% in the same periods of 2004.

- **Rio Polímeros:** Riopol's cost of goods sold, a result of the polyethylene purchase for resale, totaled R$ 32.5 million in the quarter, 6.2% lower than the same quarter of the previous year, due to the decrease in the sales volume, despite the increase in polyethylene prices.

  Riopol's share in our consolidated COGS this quarter amounted to R$ 10.8 million, representing 3.6% of our consolidated production costs.

- **Politeno:** Politeno's cost of goods sold reached R$ 246.5 million, 5.3% above the amount recorded in the same period of the previous year as a result of the increase in ethylene prices. Unitary costs, however, were 5.6% higher this quarter. In comparison


2Q05 Results

to 1Q05, COGS also recorded an increase of 5.3%, due to the same factors mentioned previously.

Politeno's cost of goods sold accounted for 23.6% of our consolidated COGS in 2Q05 and 24.7% in 2005, versus 25.2% and 24.7% in the same period of 2004.

- **Petroflex:** Petroflex's cost of goods sold in 2Q05 was R$ 275.9 million, 16.5% higher than 2Q04. This growth is a result of the increase in raw material prices, especially butadiene, which went up by 52.2% in US dollars terms year-over-year, despite the decrease in sales volumes, generating a 20.4% increase in the unitary COGS. Other factors that impacted COGS the most were, besides higher butadiene costs, the increase in the styrene price and personnel and third-party expenses.

  Our participation in Petroflex's cost of good sold reached R$ 55.5 million this quarter, equivalent to 14.6% of our consolidated cost of goods sold.

Gross Income

The Company's consolidated gross income reached R$ 54.5 million in 2Q05, and R$ 138.0 million year-to-date, corresponding to a 28.1% reduction in comparison to the gross income recorded in 2Q04 and in line with 1H04. Consolidated gross margin was 13.0% in the period, a 5.9 p.p. drop. This drop in gross income and gross margin reflect the results of our jointly controlled companies, which went up through a period of demand slowdown in the domestic economy and an increase in raw material costs, as follows:

Gross Margin %	2Q05	2Q04	Var. (p.p)	1H05	1H04	Chg. (p.p)
Polibrasil [1]	9.0	18.4	(9.4)	12.7	19.6	(6.9)
Politeno	16.7	20.6	(3.9)	20.5	20.7	(0.2)
Petroflex	22.0	20.2	1.8	25.8	18.0	7.8
Rio Polímeros	5.5	8.7	(3.2)	5.4	10.3	(4.9)

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's gross margin was 9.0%, a drop of 9.4 p.p over the gross margin recorded in the same period of 2004 and 8.0 p.p. versus the previous quarter. Such drop can be explained by a higher unitary cost, mainly due to the increase in propylene costs, despite the higher resins prices in comparison to the same period of 2004.

- **Rio Polímeros:** Gross margin related to Riopol's products resale (pre-marketing) reached 5.5%, lower by 6.9 p.p. over the same period of 2004, due to the increase in PE purchase price that was not fully passed on to the Company's sale price.

- **Politeno:** Politeno's gross margin was 16.7%, down by 3.9 p.p. over 2Q04 and by 0.2 p.p. over the previous quarter. This drop in gross margin is a result of the unitary net revenue drop, despite the small decrease in unitary COGS.

- **Petroflex:** Petroflex's gross margin reached 22.0%, up 1.8 p.p. over 2Q04, as a reflection of the increase in the Company's price realignment policy and by the improvement in the product mix, despite the expressive increase in its main raw material costs.


2Q05 Results

Selling, General and Administrative Expenses (SG&A)

In 2Q05, selling, general and administrative expenses totaled R$ 38.8 million, a 15% hike over the same period of 2004. In comparison to the previous quarter, these expenses were only 4.5% lower. Such variation can be explained as follows:

- **Company:** In 2Q05, the Parent Company's selling, general and administrative expenses reached R$ 4.2 million, a 22.8% hike when compared to 2Q04, mainly explained by higher expenses related to some changes in the organizational structure, including the creation of the Investor Relations and financial departments, previously placed at the holding and also to higher expenses regarding consulting companies and research. The parent company's general and administrative expenses corresponded to 11.0% of the consolidated result.

- **Polibrasil:** Polibrasil's selling, general and administrative expenses reached R$ 33.8 million, a 3.7% drop against the same period of 2004. This drop is explained by the reversion in the provision for bad credit in the amount of R$ 3.8 million, despite the increase in freight and personnel expenses. Polibrasil's participation in our SG&A expenses totaled R$ 16.5 million, or 42.4% of the consolidated result.

- **Rio Polímeros:** Riopol's selling, general and administrative expenses went up by 40.5% versus the same period of 2004, totaling R$ 4.0 million, as a reflection of the increase in personnel, aiming to prepare Riopol for the operating stage, despite lower sales volumes in the quarter. Riopol's participation in the consolidated SG&A expenses was 4.0%, or R$ 1.3 million.

- **Politeno:** Politeno's selling, general and administrative expenses reached R$ 28.4 million, recording a 36.7% increase against the same period of 2004. This increase was mainly due to the expenses related to the Brasilplast Fair that takes place every two years; to the increase in freight expenses for international market in the amount of R$ 2,133 thousand; provision for bad credit, in the amount of R$ 1,233 thousand; provision for possible losses related to labor suits in the amount of R$ 959 thousand; payment of tax assessment regarding Value-Added Tax (ICMS) in the amount of R$ 772 thousand, among others. Politeno's selling, general and administrative expenses represented 25.6% of the consolidated result, or R$ 9.9 million in the quarter.

- **Petroflex:** Petroflex's selling, general and administrative expenses reached R$ 32.5 million, a 56.4% increase versus the same period of 2004, mainly due to the increase in freight expenses, and to the increase in exports volume, increase in taxes and charges, besides the increase in personnel and third-party expenses. Our participation in Petroflex's selling, general and administrative expenses totaled R$ 6.5 million, equivalent to 16.8% of the consolidated result.

SUZANO
PETROQUÍMICA


2Q05 Results

EBITDA

The Company's consolidated EBITDA reached R$ 27.4 million, a 48.9% drop in relation to 2Q04 and a 49.4% reduction versus the previous quarter. This reduction is mainly explained by lower gross margins of our jointly controlled companies and by the increase in selling expenses. EBITDA margin was 6.5% this quarter, 6.9 p.p. lower than the margin recorded in the same period of 2004.


Evolução do Ebitda Consolidado
(R$ milhões)
100
75
50
25
0
20%
15%
10%
5%
0%
14,5%
13,4%
14,2%
17,5%
13,5%
6,5%
45,0
53,6
63,6
79,0
54,2
27,4
1T04
2T04
3T04
4T04
1T05
2T05
Ebitda
Margem

EBITDA R$ million	Total 2Q05	Total 2Q04	Total Chg. %	Suzano Petroquímica's Participation 2Q05	Suzano Petroquímica's Participation 2Q04
Polibrasil [1]	26.7	66.5	(59.8)	13.4	33.2
Politeno	26.2	44.8	(41.5)	9.2	15.7
Petroflex	49.6	43.2	14.8	10.0	8.7
Rio Polímeros	(2.1)	0.5	-	(0.7)	0.2

(1) Polibrasil Participações S.A.

EBITDA R$ million	Total 1H05	Total 1H04	Total Chg. %	Suzano Petroquímica's Participation 1H05	Suzano Petroquímica's Participation 1H04
Polibrasil [1]	76.7	129.3	(40.7)	38.3	64.7
Politeno	77.4	77.6	(0.2)	27.1	27.2
Petroflex	133.7	74.4	79.6	26.9	15.0
Rio Polímeros	(4.4)	2.2	-	(1.5)	0.7

(1) Polibrasil Participações S.A.

- **Polibrasil:** In 2Q05, Polibrasil's EBITDA margin was 5.7%, a 9.0 p.p. drop in relation to 2Q04. This margin decrease is a reflection of higher unitary production cost and of the higher exports volumes, therefore reducing the unitary margin. The EBITDA margin was also 6.7 p.p. lower than the previous quarter, as a result of a small drop at average sales prices associated to the unitary production cost increase.

- **Riopol:** Riopol had a negative EBITDA of R$ 2.1 million in the 2Q05, which is an expected result to the pre-marketing activity, that consists of reselling third parties' products. The cash generation in the 2Q04 of R$ 0.5 million was only possible due to the favorable market conditions.

- **Politeno:** Politeno's EBITDA margin was 8.8%, a 7.8 p.p. drop in comparison to 2Q04. This margin reduction is a result of lower average sales price, and of the increase in the exports volume, which together generated the decrease in unitary margin and also from the increase of selling expenses.


2Q05 Results

- **Petroflex:** Petroflex's EBITDA margin was 14.0%, a 0.5 p.p. drop in comparison to 2Q04. This decrease can be explained by higher production costs, due to the increase in raw material costs, in addition to a strong increase in selling expenses.

Net Financial Result

In 2Q05, our consolidated net financial result was positive at R$ 10.1 million, versus a negative R$ 13.8 million result in the same period of 2004, mainly due to the positive impact of the Real appreciation on the US dollar-denominated debt of our jointly controlled companies, despite the negative result on the cash of our Suzanopar Ltd. overseas. Suzanopar's cash is being reduced in the last months, from US$ 38.9 million on June 30, 2004 to US$ 14.3 at the end of this quarter, due to investments made in the Riopol project and the funding internalization policy adopted by the company.

Income Tax and Social Contribution

In the quarter, the consolidated income tax and social contribution were R$ 7.1 million, compared to the income tax and social contribution of R$ 6.4 million in the same period of 2004. Despite the higher income before income tax recorded in 2Q04, taxable income in the quarter was lower, due to the negative exchange rate variation of R$ 5.3 million in the quarter at Suzanopar, versus a positive exchange rate variation of R$ 8.9 million in 2Q04, both not taxable.

Net Income/Loss for the Period

In 2Q05, consolidated net income was R$ 14.4 million, in comparison to R$ 25.9 million in the same period of 2004, a 44.3% decrease. Lower net income is a result of the operating income drop of our jointly controlled companies during the quarter.

Cash and Debt

Consolidated net debt, on June 30, 2005, reached R$ 609.8 million, in comparison to a net debt of R$ 598.0 million in March of this year, recording a 2.0% increase in the period. Such expansion is a result of a decreased cash generation by Suzanopar Petroquímica Ltd., due to the real appreciation in the period, and to the slight increase in Polibrasil's net debt (+3.0%), resulting from the working capital shortage, despite the positive effect from Petroflex's net debt (-6.4%) and from Riopol (-2.2%), also as a result of the real appreciation.

Suzano Petroquímica's consolidated net debt /Ebitda ratio was 2.7x versus 2.4x in March, 2005, as a combined effect of the EBITDA decrease in the last twelve months and the small increase in the consolidated total debt. The consolidated net debt includes Riopol's debt as a balancing item for, its cash generation.


2Q05 Results

Recent Events

- ✓ On June 20, Suzano Petroquímica and Basell International Holdings reached an agreement for the sale of Basell's entire shareholding interest at Polibrasil Participações S.A., Polibrasil Resinas S.A.'s indirect controlling group;
- ✓ On June 23, Riopol's Duque de Caxias (RJ) unit hosted its inauguration ceremony, with an annual production capacity of 540 thousand tons of polyethylene. Riopol is the first company to use natural gas fractions as petrochemical raw material (ethane and propane), integrating cracking and resin production processes (ethylene and polyethylene production in the same complex).
- ✓ On July 25, 2005 the definitive and binding agreement for the sale of the entire shareholding interest of Basell International Holdings at Polibrasi Participações by Suzano Petroquímica was signed. The amount to be paid for Basell's shares, net of the polypropylene compounding business, is US$ 253.8 million. The conclusion of the deal should be until the end of August.

Conference Call

Thursday, August 11, we will host our conference call in English, as follows:

English Presentation
August 11 – Thursday
12pm – Brasília Time
11am – US EST
Phone: (+ 1 973) 935-2100
ID Code: Suzano Petroquímica or 6343773

The slide presentation will be available at the conference call webcast, available on our website www.suzanopetroquimica.com.br.

Apimec Meeting

The Company will host public meeting with investors and analysts to present 2nd quarter 2005 Financial Results, as follows:

Apimec São Paulo	**Apimec Rio de Janeiro**
Date: August 11 – Thursday	**Date: August 12 – Friday**
Time: 18:30 pm	Horário: 12 pm
Venue: Centro Brasileiro Britânico Rua Ferreira de Araújo, 741 - 4º andar - Pinheiros	Venue: Av. Rio Branco, 1 Pavimento de Convenções - Salão Mauá Entrada pelo elevador panorâmico
Reservations: (55 11) 3107-1571 or apimecsp@apimecsp.com.br	Reservations: (55 21) 2509-2944 or apimecrio@apimecrio.com.br


2Q05 Results

Suzano Petroquímica - Parent Company Balance Sheet

R$ 000

	31/3/2005	31/12/2004
Cash and cash equivalents	17.710	17.710
Other current assets	3.700	5.018
Long-term assets	10.719	10.689
Other permanent assets	973.340	988.738
Property, plant and equipment	859	754
Total Assets	**1.009.630**	**1.022.909**
Suppliers	-	-
Short-term loans	6.510	6.307
Other short-term liabilities	2.117	30.132
Long-term loans	3.152	3.127
Other long-term liabilities	729	639
Future Periods Results	-	-
Minority interest	-	-
Shareholders' equity	997.122	982.704
Total liabilities	**1.009.630**	**1.022.909**

Suzano Petroquímica - Consolidated Balance Sheet

R$ 000

	31/3/2005	31/12/2004
Cash and cash equivalents	165.035	172.413
Other current assets	391.817	433.827
Long-term assets	143.645	128.539
Other permanent assets	196.949	174.720
Property, plant and equipment	1.179.766	1.203.571
Total Assets	**2.077.212**	**2.113.070**
Suppliers	77.761	103.362
Short-term loans	180.958	142.406
Other short-term liabilities	35.555	68.951
Long-term loans	593.882	627.968
Other long-term liabilities	150.900	146.804
Future Periods Results	33.034	33.034
Minority interest	8.000	7.841
Shareholders' equity	997.122	982.704
Total Liabilities	**2.077.212**	**2.113.070**


2Q05 Results

Suzano Petroquímica - Parent Company
Income Statement
R$ 000

	2Q05	2Q04	Chg. %	1Q05	Chg. %
Gross Revenues	-	-		-	
Gross Revenues Deductions	-	-		-	
Net Revenues					
Cost of Goods Sold	-	-		-	
Gross Income	-	-		-	
Sales Expenses	-	-		-	
General and Administrative Expenses	(4.287)	(3.382)	27%	(4.421)	-3%
Other Net Operating Revenue (Expenses)	132	-		-	
Activity Result	(4.287)	(3.382)	27%	(4.421)	-3%
Activity Margin	*n.m.*	*n.m.*		*n.m.*	
Net Financial Revenues (Expenses)	906	(64)	-1516%	698	30%
Financial Revenues	1.372	297	362%	1.030	33%
Financial Expenses	(466)	(361)	29%	(332)	40%
Equity Results	18.269	29.307	-38%	30.783	-41%
Goodwill amortization	(167)	(167)		(167)	
Net non-Operating Revenues (Expenses)	-	(10)		5	
Income Before Income Tax and Social Contribution	**14.853**	**25.684**	**-42%**	**26.898**	**-45%**
Income Tax and Social Contribution	(435)	193		144	
Monirity Interest	-	-		-	
Net Income/Loss for the Year	14.418	25.877	-44%	27.042	-47%
# of shares	226.695.380	221.195.380		226.695.380	
Income (Loss) per share	0,06	0,12	-50%	0,18	-67%


2Q05 Results

Suzano Petroquímica - Consolidated Income Statement

R$ 000

	2Q05	2Q04	Chg. %	1Q05	Chg. %
Gross Revenues	540.538	510.750	6%	515.060	5%
Gross Revenues Deductions	(120.809)	(109.780)	10%	(114.760)	5%
Net Revenues	**419.729**	**400.970**	**5%**	**400.300**	**5%**
Cost of Goods Sold	(365.218)	(325.197)	12%	(316.761)	15%
Gross Income	**54.511**	**75.773**	**-28%**	**83.539**	**-35%**
Gross Margin	*20.9%*	*19.9%*		*24.7%*	
Selling Expenses	(25.480)	(23.359)	9%	(25.914)	-2%
General and Administrative Expenses	(14.778)	(12.028)	23%	(14.078)	5%
Other Net Operating Revenue (Expenses)	1.437	1.638	-12%	(839)	-271%
Activity Result	**15.690**	**42.024**	**-63%**	**42.708**	**-63%**
Net Financial Revenues (Expenses)	10.051	(13.779)	-173%	(7.856)	-228%
Financial Revenues	4.609	15.397	-70%	5.706	-19%
Financial Expenses	5.442	(29.176)	-119%	(13.562)	-140%
Management fee	-	-	-		
Equity Results	-	-		-	
Goodwill amortization	(628)	(628)	0%	(629)	0%
Net non-Operating Revenues (Expenses)	(3.416)	4.779	-171%	613	-657%
Income Before Income Tax and Social Contribution	**21.697**	**32.396**	**-33%**	**34.836**	**-38%**
Income Tax and Social Contribution	(7.117)	(6.427)	11%	(7.695)	-8%
Monirity Interest	(162)	(92)	76%	(99)	64%
Net Income/Loss for the Year	**14.418**	**25.877**	**-44%**	**27.042**	**-47%**
EBITDA	27.405	53.619	-48,9%	54.156	-49%
EBITDA Margin	*6,5%*	*13,4%*	-1,0 p.p.	*13,5%*	-4 p.p.

FILE N° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Management Board Meeting

DATE, TIME AND LOCAL: July 22, 2005, at 10:00 am, at the company headquarter, at Avenida Brigadeiro Faria Lima, 1355, 9th Floor, in the Capital City of São Paulo, State of São Paulo
CALL AND ATTENDANCE: The members of the Management Board were regularly called, and were present at the meeting the undersigned Members of the Board.
BOARD:
David Feffer – Chairman
Fábio Eduardo de Pieri Spina – Secretary

AGENDA: (I) To decide on the issuance of promissory notes for public distribution; **(II)** To grant to the banks coordinating the distribution an option to increase the quantity of promissory notes to be distributed, according to article 24, caption, of CVM Instruction No 400/03; **(III)** To grant authority to the directors to exercise an option to increase the amount of promissory notes to be distributed, according to article 14, 2nd paragraph, of CVM Instruction No 400/03; and **(IV)** To authorize the contracting of financial institutions to coordinate and perform the distribution of the Promissory Notes to the investor public and of the agent bank.

DECISIONS:
The Members of the Management Board, unanimously, decided: (I) to approve the 1st Issuance of Promissory Notes, for Public Distribution, of the Company, with the following characteristics and conditions: a) **Maximum amount of the Issuance**: The maximum amount shall be of up to six hundred and ninety-nine million *reals* (R$699,000,000.00); b) **Total Amount**: Up to 699 Promissory Notes, to which may be added the Additional Lot mentioned below; c) **Unit Par Value**: one million *reals* (R$1,000,000.00) ("Unit Par Value"); d) **Series**: one single series; e) **Compensation**: On the Unit Par Value shall apply compensation interests corresponding to the cumulation of the daily average rates of the DI – Interfinancial Deposits of one day, extra-group ("DI Rates"), calculated and published by CETIP, capitalized at one spread of 0.6% (six tenths percent) per year, based on 252 business days, applied on the Unit Par Value, from the Issuance Date, up to the maturity date of the Promissory Notes; f) **Issuance Date and Form of Payment**: the issuance date shall be the date of subscription, when it must occur its effective payment, in the national

legal tender, at sight ("Issuance Date"); g) **Subscription Price**: it shall be the Unit Par Value; h) **Term for Subscription and Payment**: The subscription and payment shall occur on the date in which the Notice of Start of Distribution is published; i) **Form**: Registered; j) **Guarantee**: Suretyship of Suzano Holding S.A. ("Guarantor"), to be compensated according to the market conditions; k) **Anticipated Redemption**: One (1) month after the Issuance Date, the Promissory Notes may be anticipatively redeemed, in whole or in part, through the payment of the Unit Par Value, plus the Compensation, *pro rata temporis*, calculated from the Issuance Date up to the date of effective redemption, provided their holders are expressly notified, ten (10) days before the date set forth for redemption, in timely fashion, and give their approval, according to the terms of article 7th, paragraph 2, of CVM Instruction 134/90, in case such approval has not been expressly given previously; I) **Maturity Term**: The maturity term for the Promissory Notes is of one hundred and eighty (180) days, counted from the Issuance Date; m) **Cases of Anticipated Maturity**: The holders of Promissory Notes may declare the anticipated maturity of all the obligations resulting thereof, and therefore require the payment, by the Issuer, of the Unit Par Value of the Promissory Notes, plus the Compensation mentioned in item (e) above, which shall take place within a term of three (03) business days, counted from the date of the respective formal request, regardless any court or out-of-court interpellation or notice, in any of the following cases: (m1) Submission, by the Issuer or by the Guarantor, of court or out-of-court recovery, self-bankruptcy or bankruptcy proposal or, also, in any analogous proceeding which come to be created by law; (m2) Bankruptcy Request of the Issuer, the Guarantor or Polibrasil Resinas S.A., provided in good faith, based in legitimate title and this is not answered or paid within the legal term; (m3) Legitimate and repeated protest of titles against the Issuer, the aggregate amount not paid of which is over eighty-five million *reals* (R$85,000,000.00) or the equivalent in other currencies, provided that the respective creditor is, in any way, formally requesting the payment of the obligation; (m5) Loss, by the Guarantor, of the indirect share control of Polibrasil Resinas S.A.; (m6) Reduction of the capital stock of the Issuer and/or the Guarantor, decided in General Meeting; (m7) Disposal or transfer of the indirect control of the Issuer or the Guarantor; n) **Negotiation**: The Promissory Notes shall be negotiated in the over-the-counter market, through the Nota System, managed by ANDIMA and operated by CETIP; o) **Place of Payment**: The payments referring to the Promissory Notes shall be made according to the proceedings adopted by CETIP or at the Issuer headquarter, for those Promissory Notes holders not linked to the Nota System; p) **Late Payment Charges**: In case of default in the payment of any amount due to the Promissory Notes holders, the amounts in arrears shall be subject, besides the Compensation set forth above, to (i) late payment fine, of compensation nature, of two percent (2%) on the amount due and not paid; and (ii) late payment interests *pro rata*, calculated from the date of default up to the date of effective payment, at a rate of twelve percent (12%) per year, on the amount due, regardless any court or out-of-court announcement, notice, or interpellation; and q) Extension of the Terms: The terms referring to the payment of any obligation related to the Promissory Notes shall be considered extended to the next first business day, if the maturity date is a non-commercial or bank day at the place of payment of the Promissory Notes, in the City of São Paulo, State of São Paulo, with no additional amounts to the value to be paid, except in cases in which the payments are to be made by CETIP, in which cases the term will be extended

only when the payment date is a national holyday. **(II)** To grant the Coordinators, according to article 24, caption, of the CVM Instruction No 400/03, the option to increase the amount of Promissory Notes to be distributed, with the same conditions and price of the Promissory Notes initially offered, up to R$104,000,000.00 or 104 Promissory Notes, which represents 15% of the amount initially offered ("Supplementary Lot"); **(III)** To grant authority to any two directors of the Company to, jointly, increase further the amount of Promissory Notes to be distributed, in up to twenty percent (20%) as regards the amount originally offered, that is to say, in up to R$139,000,000.00, or 139 Promissory Notes, with no need of new application with CVM or change of the terms of the offer, according to article 14, paragraph 2, of CVM Instruction No 400/03 ("Additional Lot"); **(IV)** To grant authority to any two directors of the Company to, jointly: (a) contract members for the securities distribution system to coordinate and make the distribution of the Promissory Notes to the public investor; (b) contract the agent bank; (c) take all other applicable measures for the performance of the issuance approved herein, including, without limitation, the adoption of any further action that might be necessary and, specially, the execution of the Distribution Agreement and all other agreements and documents which might be necessary; and (d) to define the Effective Issuance Amount to be determined upon execution of the Distribution Agreement.

CLOSURE:
There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Management Board. São Paulo, July 22, 2005.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Management Board:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

This is a true and correct copy of the original, drawn up at the proper book.

Fábio Eduardo de Pieri Spina, Secretary.

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Management Board Meeting

DATE, TIME AND LOCAL: July 22, 2005, at 10:00 am, at the company headquarter, at Avenida Brigadeiro Faria Lima, 1355, 9th Floor, in the Capital City of São Paulo, State of São Paulo
CALL AND ATTENDANCE: The members of the Management Board were regularly called, and were present at the meeting the undersigned Members of the Board.
BOARD:
David Feffer – Chairman
Fábio Eduardo de Pieri Spina – Secretary

AGENDA: (I) To decide on the issuance of promissory notes for public distribution; **(II)** To grant to the banks coordinating the distribution an option to increase the quantity of promissory notes to be distributed, according to article 24, caption, of CVM Instruction No 400/03; **(III)** To grant authority to the directors to exercise an option to increase the amount of promissory notes to be distributed, according to article 14, 2nd paragraph, of CVM Instruction No 400/03; and **(IV)** To authorize the contracting of financial institutions to coordinate and perform the distribution of the Promissory Notes to the investor public and of the agent bank.

DECISIONS:
The Members of the Management Board, unanimously, decided: (I) to approve the 1st Issuance of Promissory Notes, for Public Distribution, of the Company, with the following characteristics and conditions: a) **Maximum amount of the Issuance**: The maximum amount shall be of up to six hundred and ninety-nine million *reals* (R$699,000,000.00); b) **Total Amount**: Up to 699 Promissory Notes, to which may be added the Additional Lot mentioned below; c) **Unit Par Value**: one million *reals* (R$1,000,000.00) ("Unit Par Value"); d) **Series**: one single series; e) **Compensation**: On the Unit Par Value shall apply compensation interests corresponding to the cumulation of the daily average rates of the DI – Interfinancial Deposits of one day, extra-group ("DI Rates"), calculated and published by CETIP, capitalized at one spread of 0.6% (six tenths percent) per year, based on 252 business days, applied on the Unit Par Value, from the Issuance Date, up to the maturity date of the Promissory Notes; f) **Issuance Date and Form of Payment**: the issuance date shall be the date of subscription, when it must occur its effective payment, in the national

legal tender, at sight ("Issuance Date"); g) **Subscription Price**: it shall be the Unit Par Value; h) **Term for Subscription and Payment**: The subscription and payment shall occur on the date in which the Notice of Start of Distribution is published; i) **Form**: Registered; j) **Guarantee**: Suretyship of Suzano Holding S.A. ("Guarantor"), to be compensated according to the market conditions; k) **Anticipated Redemption**: One (1) month after the Issuance Date, the Promissory Notes may be anticipatively redeemed, in whole or in part, through the payment of the Unit Par Value, plus the Compensation, *pro rata temporis*, calculated from the Issuance Date up to the date of effective redemption, provided their holders are expressly notified, ten (10) days before the date set forth for redemption, in timely fashion, and give their approval, according to the terms of article 7th, paragraph 2, of CVM Instruction 134/90, in case such approval has not been expressly given previously; I) **Maturity Term**: The maturity term for the Promissory Notes is of one hundred and eighty (180) days, counted from the Issuance Date; m) **Cases of Anticipated Maturity**: The holders of Promissory Notes may declare the anticipated maturity of all the obligations resulting thereof, and therefore require the payment, by the Issuer, of the Unit Par Value of the Promissory Notes, plus the Compensation mentioned in item (e) above, which shall take place within a term of three (03) business days, counted from the date of the respective formal request, regardless any court or out-of-court interpellation or notice, in any of the following cases: (m1) Submission, by the Issuer or by the Guarantor, of court or out-of-court recovery, self-bankruptcy or bankruptcy proposal or, also, in any analogous proceeding which come to be created by law; (m2) Bankruptcy Request of the Issuer, the Guarantor or Polibrasil Resinas S.A., provided in good faith, based in legitimate title and this is not answered or paid within the legal term; (m3) Legitimate and repeated protest of titles against the Issuer, the aggregate amount not paid of which is over eighty-five million *reals* (R$85,000,000.00) or the equivalent in other currencies, provided that the respective creditor is, in any way, formally requesting the payment of the obligation; (m5) Loss, by the Guarantor, of the indirect share control of Polibrasil Resinas S.A.; (m6) Reduction of the capital stock of the Issuer and/or the Guarantor, decided in General Meeting; (m7) Disposal or transfer of the indirect control of the Issuer or the Guarantor; n) **Negotiation**: The Promissory Notes shall be negotiated in the over-the-counter market, through the Nota System, managed by ANDIMA and operated by CETIP; o) **Place of Payment**: The payments referring to the Promissory Notes shall be made according to the proceedings adopted by CETIP or at the Issuer headquarter, for those Promissory Notes holders not linked to the Nota System; p) **Late Payment Charges**: In case of default in the payment of any amount due to the Promissory Notes holders, the amounts in arrears shall be subject, besides the Compensation set forth above, to (i) late payment fine, of compensation nature, of two percent (2%) on the amount due and not paid; and (ii) late payment interests *pro rata*, calculated from the date of default up to the date of effective payment, at a rate of twelve percent (12%) per year, on the amount due, regardless any court or out-of-court announcement, notice, or interpellation; and q) Extension of the Terms: The terms referring to the payment of any obligation related to the Promissory Notes shall be considered extended to the next first business day, if the maturity date is a non-commercial or bank day at the place of payment of the Promissory Notes, in the City of São Paulo, State of São Paulo, with no additional amounts to the value to be paid, except in cases in which the payments are to be made by CETIP, in which cases the term will be extended

only when the payment date is a national holyday. **(II)** To grant the Coordinators, according to article 24, caption, of the CVM Instruction No 400/03, the option to increase the amount of Promissory Notes to be distributed, with the same conditions and price of the Promissory Notes initially offered, up to R$104,000,000.00 or 104 Promissory Notes, which represents 15% of the amount initially offered ("Supplementary Lot"); **(III)** To grant authority to any two directors of the Company to, jointly, increase further the amount of Promissory Notes to be distributed, in up to twenty percent (20%) as regards the amount originally offered, that is to say, in up to R$139,000,000.00, or 139 Promissory Notes, with no need of new application with CVM or change of the terms of the offer, according to article 14, paragraph 2, of CVM Instruction No 400/03 ("Additional Lot"); **(IV)** To grant authority to any two directors of the Company to, jointly: (a) contract members for the securities distribution system to coordinate and make the distribution of the Promissory Notes to the public investor; (b) contract the agent bank; (c) take all other applicable measures for the performance of the issuance approved herein, including, without limitation, the adoption of any further action that might be necessary and, specially, the execution of the Distribution Agreement and all other agreements and documents which might be necessary; and (d) to define the Effective Issuance Amount to be determined upon execution of the Distribution Agreement.

CLOSURE:
There being no further businesses, these minutes were drawn up, approved, and signed by all the Members of the Management Board. São Paulo, July 22, 2005.

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

Members of the Management Board:
David Feffer, President
Daniel Feffer, Vice-President
Boris Tabacof, Vice-President
Jorge Feffer, Member of the Board
Cláudio Thomaz Lobo Sonder, Member of the Board
Antonio de Souza Corrêa Meyer, Member of the Board
Adhemar Magon, Member of the Board
Pedro Pullen Parente, Member of the Board
Roger Agnelli, Member of the Board

This is a true and correct copy of the original, drawn up at the proper book.

Fábio Eduardo de Pieri Spina, Secretary.

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF # 04.705.090/0001-77
RELEVANT NOTICE

São Paulo/Rio de Janeiro, July 26, 2005. Suzano Petroquímica S.A. ("Suzano Petroquímica" or "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT) announces that it signed yesterday with Basell International Holdings BV ("Basell") the definitive and binding agreement for the sale of the entire shareholding interest of Basell at Polibrasil Resinas S.A. ("Polibrasil").

As announced on June 20, 2005, the conclusion of this transaction, where Suzano Petroquímica will hold 100% of Basell Brasil Poliolefinas Ltda., and, therefore, will indirectly hold 98.1% of Polibrasil, was subject to the execution of the definitive agreements of the transaction, among other precedent conditions and adjustments common to this type of transaction.

Through the signature of this definitive purchase and sale agreement, an important hurdle to the process has been overcome, being the financial settlement and corresponding property transfer now subjected only to the fulfillment of certain conditions precedent foreseen in the agreement and scheduled to happen by the end of August this year.

The amount to be paid for 100% of Basell Brasil's shares, net of the polypropylene compounding business transfer, is US$ 253.8 million. The difference between this amount and the one previously announced on June 20 is a consequence of adjustments related to the sharing of fiscal expenses related to the transaction and on costs related to the spin-off of the compounding products business, which are more than offset by the total fiscal synergies inherent to the transaction and by other gains from the corporate restructuring to be implanted immediately thereafter.

The Company will issue promissory notes in local currency (The "Issue") for the acquisition's bridge financing, as per filing with the CVM (the Brazilian Securities Commission). The Issue will be coordinated by Bradesco S.A. (Lead Manager), HSBC Bank Brasil S.A., Santander Brasil S.A. and Pactual S.A., with a maturity term of 180 days, coupon of 0.6% p.a. plus CDI (Interbank Deposit Certificate) and total fees of 0.10% flat. At maturity the underwriters committed themselves to coordinate a new issue for a similar period and at the same conditions. The final amount of the Issue will be the countervalue in Brazilian Reais of the acquisition amount in dollars to be determined prior to the settlement date. Through this transaction the Company will obtain the funding needed through the most efficient and competitive instrument, assuring the possibility for a total or partial pre-payment at any time after one month of the issue date. With such flexibility and using its extended access to national and international capital markets, the Company will be implementing in due course the best strategy for the long-term refinancing for such amount, within the parameters established by the Board of Directors.

Suzano Petroquímica, as consolidating agent of the petrochemical sector focused on the Southeast region of Brazil, takes another important step in the process of transformation of its long-term strategy into reality, confirming its commitment to the capital markets and maximizing value generation for its shareholders.

São Paulo, July 26, 2005.

João Pinheiro Nogueira Batista

CFO and Investor Relations Officer

SUZANO PETROQUÍMICA S.A.
Publicly Held Company
CNPJ/MF # 04.705.090/0001-77
RELEVANT NOTICE

São Paulo/Rio de Janeiro, July 26, 2005. Suzano Petroquímica S.A. ("Suzano Petroquímica" or "Company") (BOVESPA: SZPQ4; LATIBEX: XSUPT) announces that it signed yesterday with Basell International Holdings BV ("Basell") the definitive and binding agreement for the sale of the entire shareholding interest of Basell at Polibrasil Resinas S.A. ("Polibrasil").

As announced on June 20, 2005, the conclusion of this transaction, where Suzano Petroquímica will hold 100% of Basell Brasil Poliolefinas Ltda., and, therefore, will indirectly hold 98.1% of Polibrasil, was subject to the execution of the definitive agreements of the transaction, among other precedent conditions and adjustments common to this type of transaction.

Through the signature of this definitive purchase and sale agreement, an important hurdle to the process has been overcome, being the financial settlement and corresponding property transfer now subjected only to the fulfillment of certain conditions precedent foreseen in the agreement and scheduled to happen by the end of August this year.

The amount to be paid for 100% of Basell Brasil's shares, net of the polypropylene compounding business transfer, is US$ 253.8 million. The difference between this amount and the one previously announced on June 20 is a consequence of adjustments related to the sharing of fiscal expenses related to the transaction and on costs related to the spin-off of the compounding products business, which are more than offset by the total fiscal synergies inherent to the transaction and by other gains from the corporate restructuring to be implanted immediately thereafter.

The Company will issue promissory notes in local currency (The "Issue") for the acquisition's bridge financing, as per filing with the CVM (the Brazilian Securities Commission). The Issue will be coordinated by Bradesco S.A. (Lead Manager), HSBC Bank Brasil S.A., Santander Brasil S.A. and Pactual S.A., with a maturity term of 180 days, coupon of 0.6% p.a. plus CDI (Interbank Deposit Certificate) and total fees of 0.10% flat. At maturity the underwriters committed themselves to coordinate a new issue for a similar period and at the same conditions. The final amount of the Issue will be the countervalue in Brazilian Reais of the acquisition amount in dollars to be determined prior to the settlement date. Through this transaction the Company will obtain the funding needed through the most efficient and competitive instrument, assuring the possibility for a total or partial pre-payment at any time after one month of the issue date. With such flexibility and using its extended access to national and international capital markets, the Company will be implementing in due course the best strategy for the long-term refinancing for such amount, within the parameters established by the Board of Directors.

Suzano Petroquímica, as consolidating agent of the petrochemical sector focused on the Southeast region of Brazil, takes another important step in the process of transformation of its long-term strategy into reality, confirming its commitment to the capital markets and maximizing value generation for its shareholders.

São Paulo, July 26, 2005.

João Pinheiro Nogueira Batista

CFO and Investor Relations Officer

FILE N° 82-34667

SUZANO PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Board of Directors Meeting

On June 20, 2005, at 11:00 AM, at the company headquarter, Avenida Brigadeiro Faria Lima, No 1,355, 9th floor, in the city of São Paulo, State of São Paulo, was held a meeting with the attendance of the undersigned Directors of the Company. Mr. David Feffer, President Director, served as Chairman of the meeting and invited me, Fábio Eduardo de Pieri Spina to serve as Secretary. By the Chairman was said that this meeting had as purpose to decide on (i) the acquisition of the indirect share stake of Basell International Holdings B.V. ("Basell") in Polibrasil Participações S.A. ("Polibrasil"), a company jointly controlled by the Company and indirect controlling company of Polibrasil Resinas S.A., and the complementary businesses to said transaction as well, for the net amount of USD240,000,000.00 (jointly, the "Transaction"). Among the complementary businesses included in the Transaction are the following: (a) transfer to Basell the assets related to the business of polypropylene compounds currently performed by Polibrasil and its subsidiaries; (b) supply of polypropylene by Polibrasil, on an exclusive basis and for the period of 05 years, for the activity of polypropylene compounds to be performed by Basell; (c) considering that the technology licensing agreement effective by and between Polibrasil (including its subsidiaries) and Basel shall not be affected by the Transaction; (ii) the execution of all the contracts, instruments, documents and to practice all other acts which may be necessary for the Transaction to be concluded. After considering the subjects, the Board of Directors approved the Transaction, and the negotiation, execution and discussion of all the respective contracts, instruments and documents, including financial ones, and for such purpose it may practice all other acts necessary for the Transaction to be concluded. There being no further businesses, the meeting was ended, these minutes were drawn up, and after read and approved, are signed by the present.

São Paulo, June 20, 2005

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

The Board of Directors:

David Feffer, President
Armando Guedes Coelho, Superintendent Director
João Pinheiro Nogueira Batista, Director
Sergio Arthur Ferreira Alves, Director
Fábio Eduardo de Pieri Spina, Director
Luiz Fernando Sanzogo Giorgi, Director

FILE N° 82-34667

SUZANO
PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.
Publicly-held Company with Authorized Capital
Federal Tax ID CNPJ/MF No 04,705,090/0001-77
State Enrolment NIRE No 35 3 0018786 5

Minutes of the Board of Directors Meeting

On June 20, 2005, at 11:00 AM, at the company headquarter, Avenida Brigadeiro Faria Lima, No 1,355, 9th floor, in the city of São Paulo, State of São Paulo, was held a meeting with the attendance of the undersigned Directors of the Company. Mr. David Feffer, President Director, served as Chairman of the meeting and invited me, Fábio Eduardo de Pieri Spina to serve as Secretary. By the Chairman was said that this meeting had as purpose to decide on (i) the acquisition of the indirect share stake of Basell International Holdings B.V. ("Basell") in Polibrasil Participações S.A. ("Polibrasil"), a company jointly controlled by the Company and indirect controlling company of Polibrasil Resinas S.A., and the complementary businesses to said transaction as well, for the net amount of USD240,000,000.00 (jointly, the "Transaction"). Among the complementary businesses included in the Transaction are the following: (a) transfer to Basell the assets related to the business of polypropylene compounds currently performed by Polibrasil and its subsidiaries; (b) supply of polypropylene by Polibrasil, on an exclusive basis and for the period of 05 years, for the activity of polypropylene compounds to be performed by Basell; (c) considering that the technology licensing agreement effective by and between Polibrasil (including its subsidiaries) and Basel shall not be affected by the Transaction; (ii) the execution of all the contracts, instruments, documents and to practice all other acts which may be necessary for the Transaction to be concluded. After considering the subjects, the Board of Directors approved the Transaction, and the negotiation, execution and discussion of all the respective contracts, instruments and documents, including financial ones, and for such purpose it may practice all other acts necessary for the Transaction to be concluded. There being no further businesses, the meeting was ended, these minutes were drawn up, and after read and approved, are signed by the present.

São Paulo, June 20, 2005

David Feffer, Chairman of the Meeting
Fábio Eduardo de Pieri Spina, Secretary

The Board of Directors:

David Feffer, President
Armando Guedes Coelho, Superintendent Director
João Pinheiro Nogueira Batista, Director
Sergio Arthur Ferreira Alves, Director
Fábio Eduardo de Pieri Spina, Director
Luiz Fernando Sanzogo Giorgi, Director

RECEIVED
2005 DEC 30 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE N° 82-34667

SUZANO PETROQUÍMICA

SUZANO PETROQUÍMICA S.A.

Publicly-held Company with Authorized Capital

Federal Tax ID CNPJ/MF N° 04,705,090/0001-77

State Enrollment NIRE N° 35 3 0018786 5

Minutes of the Management Board Meeting

On June 20, 2005, at 10:30 AM, at the Corporate head office, Avenida Brigadeiro Faria Lima, 1,355, 9th floor, in the City of São Paulo, State of São Paulo, was held a meeting of the undersigned members of the Management Board of the Company, and with the presence, upon invitation, of Mr. Armando Guedes Coelho, Superintendent Director and Messrs. Sergio Arthur Ferreira Alves, Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Sanzogo Giorgi, Directors. Mr. David Feffer, Chairman of the Management Board, acted as Chairman of the meeting and invited me, Fábio Eduardo de Pieri Spina, to act as Secretary. The Chairman declared that this meeting had as purpose to examine and discuss the proposal of the Board of Directors to **(i)** acquire the indirect share owned by Basell International Holdings B.V. ("Basell") in Polibrasil Participações S.A. ("Polibrasil"), a company jointly controlled by the Company and indirect controlling company of Polibrasil Resinas S.A., and the businesses complementary to said transaction, for a net amount equivalent to USD240,000,000.00 (jointly, the "Transaction"). The following complementary businesses are included in the Transaction: **(a)** transfer to Basell of the assets related to the polypropylene compounds business currently maintained by Polibrasil and its subsidiaries; **(b)** polypropylene supply by Polibrasil, on an exclusive basis and for the period of 05 years, to the polypropylene compounds activity to be performed by Basell; **(c)** provided that the technology license agreements effective between Polibrasil (including its subsidiaries) and Basell shall not be affected by the Transaction; **(ii)** authorize the Board of Directors to enter all agreements, instruments, documents and to practice any and all other acts necessary for the completion of the Transaction. After examined the subjects, the Management Board (a)

approved the Transaction; (b) authorized the Board of Directors, represented according to the Bylaws, to examine, discuss and enter all the agreements, instruments, documents, including financial ones, and to practice all other acts necessary for the completion of the Transaction. There being no further business, the meeting was closed, and these minutes were drawn up, read and approved, and are signed by the attending members. São Paulo, June 20, 2005.

David Feffer
Chairman

Fábio Eduardo de Pieri Spina
Secretary

Members of the Management Board:

David Feffer
Chairman

Daniel Feffer
Vice-President

Boris Tabacof
Vice-President

Jorge Feffer
Member of the Board

Adhemar Magon
Member of the Board

Antonio de Souza Corrêa Meyer
Member of the Board

Roger Agnelli
Member of the Board

Pedro Pullen Parente
Member of the Board

Cláudio Thomaz Lobo Sonder
Member of the Board

SUZANO PETROQUÍMICA S.A.

Publicly-held Company with Authorized Capital

Federal Tax ID CNPJ/MF N° 04,705,090/0001-77

State Enrollment NIRE N° 35 3 0018786 5

Minutes of the Management Board Meeting

On June 20, 2005, at 10:30 AM, at the Corporate head office, Avenida Brigadeiro Faria Lima, 1,355, 9th floor, in the City of São Paulo, State of São Paulo, was held a meeting of the undersigned members of the Management Board of the Company, and with the presence, upon invitation, of Mr. Armando Guedes Coelho, Superintendent Director and Messrs. Sergio Arthur Ferreira Alves, Fábio Eduardo de Pieri Spina, João Pinheiro Nogueira Batista and Luiz Fernando Sanzogo Giorgi, Directors. Mr. David Feffer, Chairman of the Management Board, acted as Chairman of the meeting and invited me, Fábio Eduardo de Pieri Spina, to act as Secretary. The Chairman declared that this meeting had as purpose to examine and discuss the proposal of the Board of Directors to **(i)** acquire the indirect share owned by Basell International Holdings B.V. ("Basell") in Polibrasil Participações S.A. ("Polibrasil"), a company jointly controlled by the Company and indirect controlling company of Polibrasil Resinas S.A., and the businesses complementary to said transaction, for a net amount equivalent to USD240,000,000.00 (jointly, the "Transaction"). The following complementary businesses are included in the Transaction: **(a)** transfer to Basell of the assets related to the polypropylene compounds business currently maintained by Polibrasil and its subsidiaries; **(b)** polypropylene supply by Polibrasil, on an exclusive basis and for the period of 05 years, to the polypropylene compounds activity to be performed by Basell; **(c)** provided that the technology license agreements effective between Polibrasil (including its subsidiaries) and Basell shall not be affected by the Transaction; **(ii)** authorize the Board of Directors to enter all agreements, instruments, documents and to practice any and all other acts necessary for the completion of the Transaction. After examined the subjects, the Management Board (a)

approved the Transaction; (b) authorized the Board of Directors, represented according to the Bylaws, to examine, discuss and enter all the agreements, instruments, documents, including financial ones, and to practice all other acts necessary for the completion of the Transaction. There being no further business, the meeting was closed, and these minutes were drawn up, read and approved, and are signed by the attending members. São Paulo, June 20, 2005.

David Feffer
Chairman

Fábio Eduardo de Pieri Spina
Secretary

Members of the Management Board:

David Feffer
Chairman

Daniel Feffer
Vice-President

Boris Tabacof
Vice-President

Jorge Feffer
Member of the Board

Adhemar Magon
Member of the Board

Antonio de Souza Corrêa Meyer
Member of the Board

Roger Agnelli
Member of the Board

Pedro Pullen Parente
Member of the Board

Cláudio Thomaz Lobo Sonder
Member of the Board